Microsemi Corporation

2381 Morse Avenue

Irvine, California 92614

(949) 221-7100

February 9, 2006

Mr. Thomas Jones

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.,

Mail Stop 6010

Washington, D.C. 20549

Re:	Microsemi Corporation (“Registrant”)
Registration Statement on Form S-4
Filed December 23, 2005
File No. 333-130655

Dear Mr. Jones:

Microsemi Corporation, a Delaware corporation (“Registrant”) provides these responses, numbered to correspond with the Staff’s comments dated January 19, 2006, for which we thank you. This response accompanies the Registrant’s Amendment No. 1 on Form S-4/A (“Amendment No. 1”), which addresses your comments as indicated in this letter.

Risks related to the merger, page 9

1.	Please tell us why you have not included a risk factor that highlights the risk related to the litigation disclosed on page 10 of your Form 10-K. Also, tell us why you did not file the related indemnification agreement as an exhibit.

Initially, we included another disclosure of environmental risks which appeared on pages 18 and 19 of the S-4. In addition, we have added the following risk factor which begins on page 19 of Amendment No. 1:

“Microsemi may be held liable for damages arising out of an environmental contamination claim made against a Microsemi subsidiary.

In Broomfield, Colorado, the owner of a property located adjacent to a manufacturing facility owned by Microsemi Corp. – Colorado (“the Subsidiary”) notified the Subsidiary and other parties of a claim that contaminants migrated to his property, thereby diminishing its value. In August 1995, the Subsidiary, together with Coors Porcelain Company, FMC Corporation and Siemens Microelectronics, Inc. (former owners of the manufacturing facility), agreed to settle the claim and to indemnify the owner of the adjacent property for remediation costs. Although TCE and other contaminants previously used by former owners at the facility are present in soil and groundwater on the Subsidiary’s property, Microsemi vigorously contests any assertion that the Subsidiary caused the contamination. In November 1998, Microsemi signed an agreement with the three former owners of this facility whereby they have 1) reimbursed Microsemi for $530,000 of past costs, 2) assumed responsibility for 90% of all future clean-up costs, and 3) promised to indemnify and protect Microsemi against any and all third-party claims relating to the contamination of the facility. An Integrated Corrective Action Plan was submitted to the State of Colorado. Sampling and management plans were prepared for the Colorado Department of Public Health & Environment. State and local agencies in Colorado are reviewing current data and considering study and cleanup options. The most recent forecast estimated that the total project cost, up to the year 2020, would be approximately $5,300,000; accordingly, Microsemi recorded a one-time charge of $530,000 for this project in fiscal year 2003. There has not been any significant development since September 28, 2003. Nevertheless, the risk remains that the actual damages could exceed Microsemi’s estimates or, because Microsemi will rely upon indemnification from third parties, those parties’ could fail to perform their indemnification obligations, in which cases Microsemi may be liable for additional damages arising out of this claim, and these risks could harm Microsemi’s future financial results.”

We consider the related indemnification agreement or the agreement under which other potentially responsible parties assume 90% of the liability not to be material contracts because Microsemi’s maximum exposure (assuming that were no agreement at all with the other potentially responsible parties, and assuming that Microsemi were required to bear the full cost) would not reach the level of materiality considering the estimated cleanup costs divided by the number of years over which these costs are spread. For example, the total cleanup costs for this project for the calendar years 2005, 2006, and 2007 are projected to be approximately $360,000, $200,000, and $200,000, respectively, and are projected to decline thereafter. We also believe that the above risk factor fully discloses the nature of the environmental claim and the exposure of Microsemi in a manner which permits investors to reasonably assess the risk presented. We have therefore not included the related indemnification agreement as an Exhibit to Amendment No. 1. We can provide the Staff the agreements to review, if requested, and we would prefer to do so confidentially.

Certain officers and directors of APT who support and approve the merger, page 9

2.	Please expand the appropriate section to discuss in greater detail the options discussed in the fifth sentence of this risk factor.

Immediately after the fifth sentence of this risk factor on page 9 of Amendment No. 1, we have inserted the following:

“The total options accelerated in connection with the merger comprised options to purchase 59,720 shares out of options to purchase 531,708 shares held by officers and directors, as of January 23, 2006, or 11.2% of the total. The weighted average exercise price of the accelerated options was $7.10, as compared to a weighted average exercise price of $8.79 for the remaining options held by officers and directors.”

Microsemi may be unable to realize cost savings. synergies and other benefits, page 9

3.	We note various references to cost savings and synergies. Please expand the appropriate section to discuss in greater detail these synergies and savings, and quantify the synergies and savings to the extent practicable. Also, disclose the assumptions upon which the synergies are based in a manner that will provide investors a framework for analysis of the synergies.

In response to your comments, we have inserted the following disclosure at the end of the second paragraph in “BACKGROUND AND REASONS FOR THE MERGER - Microsemi’s Reasons for the Merger” which begins on page 42 of Amendment No. 1:

“Based on the assumption that we shall have successfully integrated our operations, and that we shall have succeeded in meeting the challenges to that integration noted elsewhere, we have identified potential annual savings of approximately $2.0 million before tax or $1.2 million after tax, related to reducing selling, general and administrative expenses arising from elimination of redundant corporate costs such as executive compensation, board of directors’ fees and expenses, and audit and tax related accounting fees. Additionally, we have identified potential tax-related savings of approximately $1.5 million annually arising from the potential application of Microsemi’s tax structure to APT. In total, assuming successful integration, and ignoring all other factors that can materially affect results, we have identified approximately $2.7 million of potential improvement annually in after-tax profits beginning when operations are fully consolidated following the merger.”

Governmental authorities could seek to block or challenge the merger, page 11

4.	Please update this section to the extent practicable.

Microsemi and APT filed Notification and Report Forms with the U.S. Federal Trade Commission and the U.S. Department of Justice on November 28, 2005 under the Hart-Scott-Rodino Antitrust Improvements Act. The statutory waiting period expired on December 28, 2005 at 11:59 p.m. There are no other regulatory approvals of the merger currently pending. Accordingly, we have amended and restated this risk factor on page 11 of Amendment No. 1 to read as follows:

“Governmental authorities or third parties could seek to block or challenge the merger.

The merger is subject to review by the U.S. Federal Trade Commission (“FTC”) and the U.S. Department of Justice (“DOJ”) under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR Act”). Under the HSR Act, Microsemi and APT were required to make pre-merger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the merger. Microsemi and APT each filed a Notification and Report Form with the FTC and the DOJ on November 28, 2005, and the statutory waiting period expired on December 28, 2005 at 11:59 p.m. Despite the expiration of the statutory waiting period imposed by the HSR Act, before or after completion of the merger, governmental authorities could still seek to block or challenge the merger under the antitrust laws as they deem necessary or desirable in the public interest. In addition, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Such action could potentially delay the merger, make the merger more costly to the parties, or if the challenge succeeds, preclude the parties from completing the merger.”

Microsemi’s subsidiaries manufacturing processes are complex and specialized, page 13

5.	Please expand the fourth sentence of this risk factor to quantify any material delays and reduced yields.

After the fourth sentence of the risk factor, in the last paragraph on page 13, we have added the following:

“Every silicon wafer fabrication facility utilizes very precise processing, and processing difficulties and reduced yields commonly occur, and one of the major causes of these problems is contamination of the material. Reduced manufacturing yields can often result in manufacturing and shipping delays due to capacity constraints. Therefore, manufacturing problems can result in additional operating expense and delayed or lost revenues. In one instance which occurred in fiscal year 2005, Microsemi scrapped non-conforming inventory at a cost of approximately $1 million and experienced a delay of approximately two months in realizing approximately $1.5 million of revenues. In an additional instance which occurred in fiscal year 2004, Microsemi encountered a manufacturing problem concerning contamination in a furnace that resulted in the quarantine of approximately 1 million units at a cost of approximately $2 million. The identification and resolution of that manufacturing issue required four months of effort to investigate and resolve, which resulted in a concurrent delay in realizing approximately $2 million of revenues.”

Reliance on government contractors for a significant portion of Microsemi’s sales, page 13

6.	Please expand the risk factor to quantify the significant portion of sales to defense and aerospace markets.

The eighth sentence of this risk factor on page 13 of the original filing, now on page 14 of Amendment No. 1, has been restated in the following form:

“Microsemi’s net sales to defense markets represented approximately 19% of net sales for fiscal years 2003 and 2004 and approximately 20% of net sales for fiscal year 2005. Future sales are subject to the uncertainties of governmental appropriations and national defense policies and priorities.”

Interruptions, delays or cost increases affecting Microsemi’s materials, page 15

7.	Please quantify the references to the “increasing portions of its products” and the “substantial portion of each company’s outside manufacturing” to the extent practicable.

After the first sentence of the third paragraph of this risk factor on page 16 of Amendment No. 1, we have added the following disclosure:

“Currently, Microsemi utilizes third-party subcontractors for approximately 30% of its assembly and packaging requirements and 13% of its wafer fabrication, and expects that these percentages will increase to as much as approximately 35% and 20%, respectively, in the current fiscal year.”

Regarding the use of the same third-party subcontractors, in the fifth sentence of the third paragraph of this risk factor on page 15 of Amendment No. 1, after the words “Microsemi and APT currently use the same third-party subcontractors” we replace the words “a substantial portion” with “not more than 10%.”

International operations and sales may expose Microsemi to material risks, page 17

8.	Please quantify the reference to “a significant portion of total revenues.”

We inserted the following after the first sentence of this risk factor on page 17 of Amendment No. 1:

“Net sales to foreign customers represented approximately 28%, 33% and 33% of net sales for fiscal years 2003, 2004 and 2005, respectively. These sales were principally to customers in Europe and Asia. Foreign sales are classified as shipments to foreign destinations.”

Unaudited Pro Forma Condensed Combined Balance Sheet, page 24

9.	Please refer to your pro forma adjustment (1) and (8) regarding your estimated charge for in-process research and development of $9.4 million. To the extent practicable, please expand your disclosures to address the significant assumptions used to value in-process research and development, as well as the nature and value of individually significant projects.

Pro forma adjustment footnote (8) which begins on page 27 of Amendment No. 1 now reads:

“Represents the estimated charge for in-process research and development (IPR&D) of $9.4 million. IPR&D represents the present value of the estimated after-tax cash flows expected to be generated by purchased technologies that, as of the acquisition dates, had not yet reached technological feasibility.

“IPR&D relates to one core project which involves the development and adoption of silicon carbide (SiC) technology in the manufacture of high power switching and RF power transistors targeted for the high reliability defense and aerospace markets initially with applications in radar and military communications. In the valuation of the IPR&D, the value of the IPR&D was based on the successful completion of the SiC technology coupled with the development of APT’s high power switching and RF transistor products. Completion of the SiC technology and the initial products is expected at the end of Microsemi’s fiscal year 2006.

“The IPR&D project was valued through the application of discounted cash flow analyses, taking into account key characteristics of the SiC technology including its future prospects, the rate of technological change in the industry, product life cycles, risks specific to the project, and the project’s stage of completion. Stage of completion was estimated by considering the time, cost, and complexity of tasks completed prior to the acquisition, versus the project’s overall expected cost, effort and risks required for achieving technological feasibility. In the application of the discounted cash flow analyses, APT’s management provided a revenue forecast for the IPR&D project. The projection was based on the expected date of market introduction, an assessment of customer needs, the expected pricing and cost structure of the related products, product life cycles, and the importance of existing technology relative to the in-process technology. In addition, the costs expected to complete the project were added to the operating expenses to calculate the operating income for each IPR&D project. As certain other assets contribute to the cash flow attributable to the assets being valued, returns to these other assets were calculated and deducted from the pre-tax operating income to isolate the economic benefit solely attributable to each of the in-process technologies. The present value of IPR&D was calculated based on discount rates recommended by the American Institute of Certified Public Accountants IPR&D Practice Aid, which depend on the stage of completion and the additional risk associated with the completion of the IPR&D project. The earnings associated with the incomplete technology were discounted at a rate 17.2%, 5% higher than the APT’s cost of capital.

“This valuation is preliminary and is based on APT’s estimates. The amount ultimately allocated to in-process research and development may differ from this preliminary allocation. This charge has been excluded from the unaudited pro forma condensed combined income statement as it is directly attributed to the merger and is non-recurring.”

Background and Reasons for the Merger, page 35

10.	We note the first full paragraph on page 38 concerning Lehman Brothers. Please provide the disclosure required by Item 4(b) of Form S-4.

We have added the following beginning page 43 of Amendment No. 1:

“Fairness Opinion of Microsemi’s Financial Advisor

Lehman Brothers Inc. (“Lehman Brothers”) acted as financial advisor to Microsemi in connection with the merger of a wholly owned subsidiary of Microsemi with APT. On November 1, 2005, Lehman Brothers rendered its oral opinion to the Microsemi Board of Directors, subsequently confirmed in writing, that, as of such date, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the 0.435 shares of Microsemi stock plus cash equal to $2.00 for each share of APT stock, which is referred to as the merger consideration, to be offered to the stockholders of APT in the merger was fair to Microsemi.

The full text of Lehman Brothers’ written opinion, dated November 2, 2005, is attached as Annex F to this proxy statement/prospectus. Stockholders of Microsemi and APT are encouraged to read Lehman Brothers’ opinion carefully in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of Lehman Brothers’ opinion and the methodology that Lehman Brothers used to render its opinion. This summary is qualified in its entirety by reference to the full text of Lehman Brothers’ opinion.

Lehman Brothers’ advisory services and opinion were provided for the use and benefit of the Microsemi Board of Directors in connection with its consideration of the merger. Lehman Brothers was not requested to opine as to, and the Lehman Brothers opinion did not in any manner address, Microsemi’s underlying business decision to proceed with or effect the merger.

In arriving at its opinion, Lehman Brothers reviewed and analyzed:

•	the merger agreement and the specific terms of the merger;

•	publicly available information concerning Microsemi and APT that Lehman Brothers believed to be relevant to its analysis, including the Annual Report on Form 10-K for the fiscal year ended September 26, 2004 and the Quarterly Report on Form 10-Q for the fiscal quarters ended January 2, 2005, April 3, 2005 and July 3, 2005 for Microsemi and the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005 for APT;

•	financial and operating information with respect to the business, operations and prospects of Microsemi and of APT furnished to Lehman Brothers by Microsemi and APT, respectively, and published estimates of third party research analysts with respect to the future financial performance of the companies;

•	a comparison of the trading histories, from November 1, 2004 through November 1, 2005, of Microsemi’s common stock and APT’s common stock with each other and with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the historical financial results and present financial condition of Microsemi and of APT with those of other companies that Lehman Brothers deemed relevant;

•	the potential pro forma effect of the merger on the future financial performance of Microsemi, including the cost savings and operating synergies, which the management of Microsemi estimates to result from a combination of the businesses of Microsemi and APT, and the anticipated impact of the merger on Microsemi’s pro forma earnings per share;

•	the relative contributions of Microsemi and APT to the historical and future financial performance of the combined company on a pro forma basis; and

•	a comparison of the financial terms of the merger with the publicly available financial terms of certain other transactions that Lehman Brothers deemed relevant.

In addition, Lehman Brothers had discussions with the managements of both Microsemi and APT concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of the managements of Microsemi and of APT that they were not aware of any facts or circumstances that would make such information inaccurate or misleading.

With respect to the financial projections of Microsemi, upon advice of Microsemi, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management of Microsemi as to the future financial performance of Microsemi. However, upon advice of Microsemi’s management and with their consent specifically for purposes of Lehman Brothers’ opinion, Lehman Brothers assumed that third party research estimates were a reasonable basis upon which to evaluate the future financial performance of Microsemi, and assumed that Microsemi would perform substantially in accordance with such estimates.

With respect to the financial projections of APT, upon advice of APT, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management of APT as to the future financial performance of APT. However, for purposes of Lehman Brothers’ analysis, Lehman Brothers also considered third party research estimates of APT. Lehman Brothers discussed these third party research estimates for APT with the management of Microsemi and they agreed with the appropriateness of the use of the third party research estimates for APT in performing Lehman Brothers’ analysis. Furthermore, with respect to the expected synergies estimated by the management of Microsemi to result from a combination of the businesses of Microsemi and APT, upon advice of Microsemi’s management specifically for purposes of Lehman Brothers’ opinion, Lehman Brothers assumed that the amount and timing of such expected synergies were reasonable and assumed that such expected synergies would be realized substantially in accordance with such estimates.

In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of either Microsemi or APT and did not make or obtain any evaluations or appraisals of the assets or liabilities of either Microsemi or APT. Lehman Brothers’ opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion.

In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to APT, but rather made its determination as to the fairness, from a financial point of view, to Microsemi of the merger consideration to be offered to APT stockholders in the merger on the basis of these financial and comparative analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Microsemi and APT. None of Microsemi, Lehman Brothers or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

The following is a summary of the material financial analyses used by Lehman Brothers in connection with the delivery of its opinion to the Microsemi Board of Directors. The financial analyses summarized below were based upon market prices as of November 1, 2005. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Lehman Brothers opinion.

Stock Trading History

Lehman Brothers considered historical data with regard to the trading prices of Microsemi common stock and APT common stock for the period from November 1, 2004 through November 1, 2005. During this period, the closing stock price of APT common stock ranged from $5.88 to $9.53 per share.

Historical Exchange Ratio Analysis

Lehman Brothers compared the historical prices of Microsemi common stock and APT common stock for various periods during the 52-week period prior to November 1, 2005 in order to determine various implied exchange ratios that existed for those periods. Based on these implied exchange ratios, Lehman Brothers analyzed the premium at total implied exchange ratio of 0.5224x and the premium at implied APT common stock price of $11.95 for those periods, based upon the merger consideration as of November 1, 2005.

The analysis indicated the following implied exchange ratios and premiums at total implied exchange ratio and at implied APT common stock price:

	Exchange Ratio		Stock Prices
	Exchange Ratio	Premium at total implied exchange ratio of 0.5224x	Stock Price	Premium at implied stock price of $11.95
Current	0.4152x	25.8%	$9.50	25.8%
One-Month Avg	0.3958x	32.0%	$9.35	27.9%
Three-Month Avg	0.3459x	51.0%	$8.20	45.8%
Six-Month Avg	0.3388x	54.2%	$7.47	60.0%
One-Year Avg	0.3991x	30.9%	$7.47	60.0%

Comparable Company Analysis

In order to assess how the public market values the shares of publicly traded companies with similar operating characteristics as APT, Lehman Brothers reviewed and compared specific financial and operating data relating to APT with selected companies that Lehman Brothers deemed comparable to APT. Lehman Brothers included the following companies in its review:

•	Advanced Analogic Technologies Inc.;

•	Analog Devices Inc.;

•	Cirrus Logic Inc.;

•	Fairchild Semiconductor Corp.;

•	International Rectifier Corp.;

•	Intersil Corp.;

•	Monolithic Power Systems Inc.;

•	National Semiconductor Corp.;

•	O2Micro International Ltd.;

•	ON Semiconductor Corp.;

•	Power Integrations Inc.;

•	Semtech Corp.;

•	SigmaTel Inc.;

•	Standard Microsystems Corp.;

•	Vishay Intertechnology Inc.; and

•	Volterra Semiconductor Corp.

Using publicly available information and Institutional Brokerage Estimate System, or IBES, estimates available as of November 1, 2005, Lehman Brothers calculated and analyzed the multiples of each company’s enterprise value to 2005 and 2006 calendar year expected revenues and to 2006 calendar year expected EBITDA, as well as the multiples of each company’s stock price to 2006 calendar year expected earnings per share, or EPS.

The following table presents the results of the comparable company analysis as applied to APT:

	Analog Comparable Companies(1)		Discrete Comparable Companies(2)
	Mean	Median	Mean	Median	APT @ Market	APT @ Transaction	Microsemi

Enterprise Value as a multiple of:
CY2005E Revenues	3.57x	3.67x	1.48x	1.48x	1.43x	1.89x	4.80x
CY2006E Revenues	2.99x	3.25x	1.40x	1.40x	1.17x	1.54x	4.20x
CY2006E EBITDA	12.5x	12.2x	7.2x	7.3x	6.7x	8.9x	13.0x
Stock Price as a multiple of:
CY2006E EPS	21.1x	20.4x	16.9x	15.9x	17.2x	21.7x	20.8x

(1)	Analog comparable companies include Advanced Analogic; Analog Devices; Cirrus Logic; Intersil; Monolithic Power; National Semiconductor; Power Integrations; Semtech; SigmaTel; Standard Microsystems; and Volterra Semiconductor.
(2)	Discrete comparable companies include Fairchild Semiconductor; International Rectifier; ON Semiconductor; and Vishay Intertechnology.

Using the mean and median multiples as a general guide, Lehman Brothers calculated (i) a range of equity values per share for APT of $9.00 to $11.50 without including any equity control premium and (ii) a range of equity values per share for APT of $11.50 to $15.00 including an illustrative 30% equity control premium. Lehman Brothers noted that, based upon the merger consideration as of November 1, 2005, the implied transaction price per share of APT common stock of $11.95 fell above the range of equity values per share without the illustrative equity control premium and within the range of equity values per share with the 30% illustrative equity control premium.

Lehman Brothers selected the comparable companies described above because their business and operating profiles are reasonably similar to that of APT. However, because of the inherent differences between the businesses, operations and prospects of APT and the business, operations and prospects of the selected comparable companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of APT and the companies included in the comparable company analysis that would affect the public trading values of each.

Precedent Transaction Analysis

Using publicly available information, Lehman Brothers reviewed and compared the purchase prices and multiples paid in 12 acquisitions of semiconductor companies which occurred after January 1, 2001, involving publicly traded companies and transaction values greater than $100 million. Lehman Brothers included the following transactions:

•	June 15, 2005 – Acquisition of Integrated Circuit Systems by Integrated Device Technology;

•	March 14, 2004 — Acquisition of Xicor by Intersil Corp.;

•	November 3, 2003 — Acquisition of Globespan Virata by Conexant Systems;

•	May 5, 2003 — Acquisition of Oak Technology Inc. by Zoran Corporation;

•	March 10, 2002 — Acquisition of Elantec Semiconductor by Intersil Corp.;

•	December 17, 2001 — Acquisition of Alpha Industries by Skyworks Solutions (Conexant wireless division);

•	October 1, 2001 — Acquisition of Virata by Globespan;

•	September 28, 2001 — Acquisition of Sage Inc. by Genesis Microchip Inc.;

•	August 1, 2001 — Acquisition of General Semiconductor, Inc. by Vishay Intertechnology, Inc.;

•	May 15, 2001 — Acquisition of Sawtek Inc. by TriQuint Semiconductor, Inc.;

•	March 26, 2001 — Acquisition of C-Cube Microsystems by LSI Logic; and

•	January 29, 2001 — Acquisition of Dallas Semiconductor by Maxim Integrated Products.

Lehman Brothers calculated and analyzed the multiples of each company’s enterprise value implied by the terms of the transaction, or transaction value, to expected forward twelve months revenues and expected forward twelve months EBITDA.

The analysis indicated the following multiples:

	Transaction Multiples				APT @ Transaction
	High	Median	Mean	Low

Transaction Value as a multiple of:
Forward Twelve Months Revenues	12.01x	4.34x	5.11x	0.97x	1.61x
Forward Twelve Months EBITDA	25.0x	16.8x	17.6x	13.4x	10.3x

Because the reasons for and the circumstances surrounding each of the transactions analyzed were so diverse and because of the inherent differences in the business, operations, financial condition and prospects of APT, and the businesses, operations, financial conditions and prospects of the companies included in the precedent transaction analysis, Lehman Brothers believed that a purely quantitative precedent transaction analysis would not be particularly meaningful in the context of the merger. Lehman Brothers believed that the appropriate use of a precedent transaction analysis in this instance involves qualitative judgments concerning the differences between the characteristics of these transactions and the merger that would affect the acquisition values of the acquired companies and APT. Accordingly, Lehman Brothers selected certain multiples that it believed reflected the theoretical transaction multiples for APT. Based on those multiples, and using the mean and median multiples as a general guide, Lehman Brothers calculated a range of equity values per share. This analysis indicated a range of equity values per share for APT of $12.00 to $14.00.

Lehman Brothers noted that, based upon the merger consideration as of November 1, 2005, the implied transaction price per share of APT common stock of $11.95 fell below this range.

Premiums Paid Analysis

In order to assess the premium offered by Microsemi to the APT stockholders in the merger, Lehman Brothers reviewed the premiums paid for 104 selected domestic technology transactions valued at between $50 million and $200 million which have occurred since January 1, 2001. For each transaction, Lehman Brothers calculated the premiums paid by the acquiring company by comparing the announced transaction value per share in the transaction to the historical target company’s stock price during selected periods leading up to the announcement of the transaction.

This analysis indicated the following premiums paid:

	One Day	30 Days
Transactions Stock Price Premiums Paid:
Mean	33.7%	51.8%
Median	28.1%	41.3%
APT at merger consideration as of November 1, 2005	25.8%	27.9%

Lehman Brothers noted that the implied premium for the APT stock price of $11.95, based upon the merger consideration as of November 1, 2005, was below the range indicated by the mean and median of the one-day and 30-day premium for the selected transactions. Using the mean and median stock price premiums as a general guide, Lehman Brothers calculated (i) a range of equity values per share for APT of $11.75 to $12.75 based on one-day premiums and (ii) a range of equity values per share for APT of $13.00 to $14.00 based on 30-day premiums.

Lehman Brothers noted that, based upon the merger consideration as of November 1, 2005, the implied transaction price per share of APT common stock of $11.95 fell within the range of equity values in the context of one-day premiums and below the range of equity values in the context of 30-day premiums.

Contribution Analysis

Lehman Brothers analyzed the respective contributions of Microsemi and APT to revenues, gross profit, operating income and cash net income of the combined company for calendar year 2004 and projected calendar years 2005 and 2006. This analysis was based upon the actual results for Microsemi and APT for calendar year 2004 as represented in each company’s respective public filings applicable to such period, and publicly available research estimates and IBES estimates for calendar years 2005 and 2006. In both the actual results and the IBES estimates, amortization of intangibles, deferred stock based compensation and purchase accounting adjustments were excluded.

This analysis indicated the following contribution percentage of Microsemi and APT to the combined company:

	% Contribution
	Microsemi	APT
Revenues:
CY2004A	79.3%	20.7%
CY2005E	82.8%	17.2%
CY2006E	81.7%	18.3%
Gross Profit:
CY2004A	79.4%	20.6%
CY2005E	86.9%	13.1%
CY2006E	84.8%	15.2%
Operating Income:
CY2004A	88.7%	11.3%
CY2005E	97.8%	2.2%
CY2006E	91.3%	8.7%
Cash Net Income:
CY2004A	83.7%	16.3%
CY2005E	96.6%	3.4%
CY2006E	92.1%	7.9%

	Implied Equity Ownership
Adjusted Avg. at Implied Transaction Prices(1) (2)	91.9%	8.1%

(1)	Calculated by adjusting enterprise contribution percentages for operating income for impact of net cash. No adjustment was made for the companies’ respective contributions of cash net income to the combined company.
(2)	Based on implied transaction price per share of $11.95 assuming 100% stock consideration.

Based on the contribution analysis, and using the adjusted average as a general guide, Lehman Brothers calculated a range of equity values per share for APT of $10.50 to $13.50. Lehman Brothers noted that, based upon the merger consideration as of November 1, 2005, the implied transaction price per share of APT common stock of $11.95 fell within the range of equity values.

Discounted Cash Flow Analysis

In order to estimate the present values for APT common stock, Lehman Brothers performed discounted cash flow analyses on the projected financial information of APT based upon the estimates for calendar years 2006 through 2010 based on publicly available research estimates, IBES estimates, discussions with APT management and Microsemi management and an analysis of the operating performance of similarly sized companies, excluding any synergies that could result from a combination of the businesses of APT and Microsemi. Lehman Brothers discounted to present value the projected stream of unlevered net income for the calendar years 2006 through 2010 as adjusted for certain projected non-cash items (such as depreciation and amortization), projected capital expenditures and projected changes in net non-cash working capital.

Lehman Brothers calculated the estimated residual value of APT at the end of the forecast period, or terminal value, by applying a range of net income terminal multiples of 17.0x to 20.0x to projected 2010 net income. Lehman Brothers also applied a range of discount rates of 14.0% to 16.0%. Based on these discount rates and terminal values, this analysis indicated a range of equity values per share for APT of $11.50 to $14.00. Lehman Brothers noted that, based upon the exchange ratio as of November 1, 2005, the implied price per share of APT common stock of $11.95 fell within this range.

Pro Forma Analysis

Lehman Brothers analyzed the pro forma effect of the merger on the pro forma cash EPS of Microsemi. For the purposes of this analysis, Lehman Brothers utilized IBES estimates of calendar year 2006 EPS for APT and Microsemi, Wall Street research and assumed effects of transaction synergies, based upon the guidance of Microsemi management for purposes of this analysis. This cash EPS analysis excluded the effects of purchase accounting adjustments. This analysis indicated that the merger would be accretive to Microsemi’s pro forma 2006 calendar year cash EPS with or without expected transaction synergies.

The financial forecasts and assumptions that underlie this analysis are subject to substantial uncertainty and exclude one-time costs that may be incurred in connection with the implementation of the transaction synergies and, therefore, actual results may be substantially different.

Miscellaneous

Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Microsemi board of directors selected Lehman Brothers because of its expertise, reputation and familiarity with Microsemi and the semiconductor industry generally, and because its investment banking professionals have substantial experience in transactions comparable to the merger.

Lehman Brothers has acted as financial advisor to Microsemi in connection with the merger and will receive a customary fee of $1.8 million for its services, which is contingent upon the closing of the merger. Microsemi has also paid Lehman Brothers a customary fee of $500,000 for rendering its opinion, which will be credited against any fee payable for financial advisory services. In addition, Microsemi has agreed to indemnify Lehman Brothers for certain liabilities that may arise out of the rendering of its opinion and to pay the reasonable out-of-pocket expenses of Lehman Brothers. Additionally, in the ordinary course of its business, Lehman Brothers may actively trade in the securities of Microsemi and APT for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.”

We have also added the following to page 5 of Amendment No. 1:

“Fairness Opinion of Microsemi’s Financial Advisor (see page 43) In connection with the merger, the Microsemi Board of Directors received an opinion from its financial advisor, Lehman Brothers Inc. (“Lehman Brothers”). A summary of this opinion appears on pages 43 through 51 under the heading “Fairness Opinion of Microsemi’s Financial Advisor.” The full text of this written opinion has been filed with the U.S. Securities and Exchange Commission as Annex F to this proxy statement/ prospectus. The opinion of Lehman Brothers is not a recommendation to any stockholder on whether to vote for or against the merger. The Lehman Brothers opinion was not addressed to APT, and addressed only the fairness of the transaction to Microsemi.”

We have also included the written opinion of Lehman Brothers as Annex F and the consent of Lehman Brothers as Exhibit 23.6 to Amendment No. 1.

Additionally, we supplementally provide a copy of the Lehman Brothers’ presentation to the Microsemi Board dated November 2, 2005, as the second attachment to this letter. This presentation was the only material prepared by Lehman Brothers and delivered to Microsemi’s Board in connection with their fairness opinion.

Fairness Opinion of APT’s Financial Advisor, page 41

11.	Please provide us with copies of any materials prepared by Houlihan in connection with is fairness opinion, including among other things, any “board books,” drafts of fairness opinions provided to APT’s board and any summaries made to APT’s board. We may have further comments once we have had the opportunity to review the requested materials.

The only documentation provided by Houlihan to APT’s board was a “board book” dated November 2, 2005, a copy of which is supplementally enclosed as the first attachment to this letter.

12.	Please expand the next to last paragraph on page 48 to quantify the contingent fee and the customary fee.

The first two sentences of the third full paragraph on page 59 of Amendment No. 1 have been amended and restated in their entirety with the following:

“Under the terms of the engagement letter, APT has agreed to pay Houlihan a fee for Houlihan’s financial advisory services contingent upon, among other things, the consummation of the merger. APT also agreed to pay Houlihan a customary fee of $50,000 as a retainer and a customary fee of $250,000 for rendering its opinion, and these fees will be credited against the payment of the fee for financial advisory services. The advisory services fee is calculated as a percentage of the aggregate value of the transaction, with a decreasing percentage applied as the aggregate transaction value increases. The total fee for this transaction is estimated to be approximately $2.2 million, based on three percent (3%) of the first $10 million in value, two percent (2%) on the next $10 million in value and one percent (1%) on the total amount exceeding $20 million and assuming for the purposes of this estimate that the price per share of Microsemi common stock is $29.99 when the merger is consummated.”

Potential Conflicts of Interest of APT Management in the Merger, page 49

13.	Please expand this section to briefly compare the current compensation arrangement for each named officer of APT.

As the third full paragraph on page 61 of Amendment No. 1, we have inserted the following:

“By way of comparison to the base salaries earned by Mr. Haugen, Mr. Loder, Mr. Tsang, and Mr. Crecraft, respectively, during fiscal year 2005, Mr. Haugen will receive $359,788 for services rendered for not more than a six-month period following the commencement of his employment with Microsemi, as compared to his former salary of $133,177; Mr. Loder will be paid $138,000, as compared to his former salary of $128,965; Mr. Tsang will be paid $160,000, as compared to his former salary of $142,070; and Mr. Crecraft will receive a base salary of $169,680, as compared to his former salary of $158,450. In addition, Mr. Loder, Mr. Tsang, and Mr. Crecraft will be paid retention bonuses of $50,000, $90,000, and $100,000, respectively, 24 months following the commencement of their employment with Microsemi.”

Employment Agreements, page 49

14.	Please file as exhibits the employment agreements.

We have filed the employment agreements of Messrs. Haugen, Loder, Tsang, and Crecraft as Exhibits 10.105, 10.106, 10.107, and 10.108, respectively, to Amendment No. 1.

Conversion of Securities, page 51

15.	Please tell us whether you intend to file a new registration statement if you need to issue additional shares. We note the next to last sentence of this section.

We believe that it is unlikely that Microsemi will need to issue or register additional shares in connection with the Merger. We are registering 5,377,285 shares of Microsemi common stock pursuant to this Amendment No. 1 to Registration Statement. This amount provides for the issuance of approximately 667,196 shares of Microsemi common stock which may be exchanged for up to 1,533,785 shares of APT common stock which have been or may be issued by APT after November 1, 2005 and before the merger upon the exercise of APT stock options outstanding as of November 1, 2005. Depending on the number of APT stock options exercised prior to the merger, Microsemi shall have registered some additional shares which will be available to compensate, in whole or in part, for a potential tax-related change in the Exchange Ratio. To the extent that such additional registered shares are insufficient to compensate for the potential tax-related change in the Exchange Ratio and the issuance of additional shares becomes necessary, Microsemi intends to file a new registration statement, or to otherwise appropriately register the additional shares.

16.	Please include examples of additional shares that might need to be issued.

We have added the following on pages 63 and 64 of Amendment No. 1 under the heading “Conversion of Securities”:

“Microsemi would issue additional shares of common stock in connection with the merger if and only if the closing price of Microsemi common stock on the Effective Date is less than approximately $18.39 per share. In such an event, Microsemi will issue additional shares in an amount necessary to increase the value of the Stock Component to 80% of the total Merger Consideration in order to limit the Cash Component to 20% of the total Merger Consideration. The following table illustrates the amount, if any, of additional shares that Microsemi would need to issue and the adjusted exchange ratio, in relation to a hypothetical range of closing sales prices of Microsemi stock on the Effective Date.

MSCC Price	Additional Shares (1)	Exchange Ratio (2)	Maximum Shares Issuable (3)
$19 or higher	0.0000000	0.4350000	5,377,285
$18	0.0094444	0.4444444	5,494,033
$15	0.0983333	0.5333333	6,592,839
$12	0.2316667	0.6666667	8,241,049
$9	0.4538889	0.8888889	10,988,066

(1)	Represents the amount of additional fractions of shares of Microsemi common stock that would be exchanged for each one share of APT common stock.

(2)	As adjusted by adding the Exchange Ratio of 0.435 to the amount in the column to the left.

(3)	Represents the aggregate maximum number of shares of Microsemi common stock that would be issued in connection with the merger as if all options and warrants to purchase APT common stock were exercised prior to the merger.”

Material U.S. Federal Income Tax Consequences of the Merger, page 61

17.	You should unequivocally state what the tax consequences will be. For example, we note your disclosure that “if the merger qualifies as a reorganization...” If doubt exists, you should explain the reasons for the doubt, the degrees of uncertainty and possible outcomes and provide appropriate risk factors.

We have inserted the following paragraph on page 73 of Amendment No. 1, immediately under the heading “Tax Consequences to APT Stockholders”:

“The merger is intended to constitute a “reorganization” under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. One of the requirements that must be satisfied in order for the merger to constitute such a reorganization is that Microsemi must acquire in the merger, solely in exchange for Microsemi common stock, an amount of APT common stock which constitutes control of APT. For purposes of this requirement, “control” means ownership of APT stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of APT stock. In other words, no more than 20% of the total consideration received in the merger by APT stockholders may consist of cash. The Agreement and Plan of Merger ensures that the above-described requirement will be satisfied, if necessary because of a decline in the price of Microsemi stock, by requiring Microsemi to pay additional consideration to the APT stockholders in the form of Microsemi common stock and that, as a condition to closing, APT shall have received an opinion from Davis Wright Tremaine LLP in the form of Annex E that the merger will constitute a “reorganization” under Section 368(a) of the

Code. Based in part on the above, it is anticipated that Davis Wright Tremaine LLP will issue an opinion in the form of Annex E that the merger constitutes a “reorganization” under Section 368(a) of the Code and that the merger will have the following U.S. federal income tax consequences to APT stockholders:”

We have also filed the updated Davis Wright Tremaine LLP tax opinion as Annex E to Amendment No. 1.

18.	If you intend to rely upon Annex E as part of the required disclosure, provide a descriptive reference to it in this section. Also, we note that you have included only the opinion from Advanced Power’s counsel. In addition, please file the tax opinion from Microsemi’s counsel.

Please see no. 17 above.

Additionally, we have eliminated the reference to the tax opinion of Microsemi’s counsel on page 7 of Amendment No. 1. Microsemi never sought or received such a legal opinion.

19.	Please explain the significance, if any, of the 20% limit on cash merger consideration on the tax consequences.

Please see no. 17 above.

20.	Please revise to provide more detailed guidance as to how an APT shareholder must allocate the cash versus stock portions of the consideration received for his APT stock, both for calculating his tax liability on the exchange and his basis in the Microsemi stock received. For example, how does the value of the Microsemi stock on the distribution date affect this calculation? Illustrative examples may be appropriate.

We have added the following sentences at the end of the second bullet under the heading “Tax Consequences to APT Stockholders” which begins on page 73 of Amendment No. 1:

“For example, assume that an APT stockholder purchased 1,000 shares of APT common stock two years prior to the merger at a cost of $10.00 per share (i.e., that the stockholder’s basis in the stock is $10,000.00). Assume further that the closing price of Microsemi common stock as of the Effective Time of the merger is $24.00 per share. The APT stockholder would be eligible to receive in the merger in exchange for the APT common stock 435 shares of Microsemi common stock and cash in the amount of $2,000.00. The total amount realized by the APT stockholder would be $12,440.00, the value of the cash and the Microsemi common stock. Although the APT stockholder would realize long-term capital gain in the amount of $2,440.00 (i.e., $12,440.00 minus $10,000.00) in the exchange, he would be required to recognize only $2,000.00 of such gain. Had the APT shareholder received cash in lieu of a fractional share of Microsemi common stock, such cash payment would be separately treated for tax purposes as a redemption of the fractional share;”

We have also added the following sentence at the end of the first bullet point on page 74 of Amendment No. 1:

“For example, the APT stockholder described in the preceding paragraph would have a tax basis of $10,000.00 in the Microsemi common stock received by him in the merger (i.e., $22.99 per share);”

21.	Please explain in greater detail the “statement setting forth specified facts relating to the merger” that a shareholder is required to file with their tax return. Describe how this information will be provided to APT shareholders.

We have replaced the penultimate paragraph of the section entitled “Backup Withholding” on page 75 of Amendment No. 1 with the following:

“Each APT stockholder will be required to retain records pertaining to the merger and to file with his, her or its U.S. federal income tax return for the year in which the merger takes place a statement specifying the cost or other basis of the APT common stock surrendered by him in the merger and the amount of Microsemi common stock (i.e., fair market value thereof on the date of the merger) and cash received by him in exchange therefor, including any liabilities assumed by him in the merger and any liabilities to which the Microsemi common stock and cash received by him in the merger is subject.”

Undertakings, page II-2

22.	Please use the current version of the required undertakings.

We have included the Item 512(a) undertakings, with the sole exceptions of Item 512(a)(4) dealing with foreign private issuers and the paragraphs (A), (B) and (C) of inapplicable exceptions to Item 512(a)(1) found immediately under Item 512(a)(l)(iii). The revised undertakings may be found starting on page II-2 of Part II of Amendment No. 1.

Microsemi Corporation—Annual Report on Form 10-K for the fiscal year ended October 2, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations for the Fiscal Year 2004 Compared to the Fiscal Year 2005, page 33

23.

Please revise future filings, including your December 31, 2005 Form 10-Q, to include an analysis explaining the underlying reasons for the significant changes noted. For example, we note that your financial statements reflect materially higher revenues resulting from “better pricing for certain high-reliability products” and “higher volume of shipments for certain products.” Per Item 303(A)(3)(ii), you should “provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.” Under SAB Topic 13.B, “[c]hanges in revenue should not be evaluated solely in terms of volume and price changes, but should also include an analysis of the reasons and factors contributing to the increase or decrease.” Per Release 33-8350, “[a] thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects.” And under FRC 501.04, you should include a discussion and quantification of the contribution of two or more factors identified as the causes for material changes “where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue.” As such, your MD&A should not only identify and quantify to the extent practicable the increase in sales prices and volume, but also should analyze those and any other significant reasons underlying the increases (including underlying offsetting decreases) when the reasons are also material and determinable. For example, we note that you refer to certain products but you do not provide an explanation of the nature of those products. You refer to the contribution of the gross margin on new products on page 34, but you do not quantify or discuss the impact of these new products on your revenues. We note that you present a table showing the percentage of sales by OEM customer but you do not explain the underlying reasons for significant changes in the customer groups or how management uses the information in the table to analyze the company’s operations.

On page 34 you disclose that cost of sales includes $13.1 million and $9.6 million related to transitional idle capacity and inventory abandonments in 2004 and 2005, respectively. We note no discussion of the nature of these amounts or the underlying material causes. You should provide disclosure where necessary for investors to ascertain the likelihood that past performance is indicative of future performance.

Similarly, where a company’s financial statements reflect material restructuring or impairment charges, or a decline in the profitability of a plant or other business activity, MD&A should also, where material, analyze the reasons underlying these matters. Whether favorable or unfavorable conditions constitute or give rise to the material trends, demands, commitments, events or uncertainties being discussed, the analysis should consist of material substantive information and present a balanced view of the underlying dynamics of the business.

Please see Item 303 of Regulation S-K, SAB Topic 13.B, FRC 501, and Release 33-8350.

We appreciate and thank you for your comments, and we will revise our future filings, including our Form 10-Q for the first quarter of fiscal year 2006 (ended January 1, 2006), according to each of your comments.

Financial Statements

Note 11. Segment Information, page 67

24.	We noted that you state the company operates in a single industry segment. We also noted on page 50 that the company identifies five separate reporting units where it appears separate financial information is maintained. In your Form 8-K filed on November 17, 2005 you refer to both your “high reliability semiconductor” and “high performance analog and mixed signal” businesses. Please tell us more about how management reviews the business pursuant to paragraphs 10—18 of SFAS 131 and clarify for us how you determined there is only one reportable segment.

The Company’s revenue is derived from two separate semiconductor product offerings, high reliability semiconductors and high performance analog and mixed signal semiconductors. The high reliability semiconductor business is an aggregation of the defense and aerospace and medical products end markets. The high performance analog and mixed signal business is an aggregation of the notebook computers, monitors and LCD TVs; mobile connectivity; automotive; and other end markets.

The Company is managed and its performance is assessed on a consolidated basis by an executive leadership team consisting of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. These three individuals exercise broad authority over resource allocation and the overall direction of the company. Because of the active role these individuals have on the decision making process collectively they meet the definition of CODM in accordance with paragraph 12 of SFAS 131.

The CODM receives the following information:

•	On a quarterly basis, the CODM is provided with at least five quarter comparative consolidated income statements and balance sheets and a sequential consolidated statement of cash flows. In addition, the current quarter and year-to-date consolidated information is compared to the prior year periods. Included in the financial package are also the most recent quarter end consolidating balance sheet and a quarter and year-to-date consolidating income statement. This information is prepared by the Chief Financial Officer.

•	Sales information which includes a) top OEM bookings; b) shipments by customer and end markets on a rolling four quarter and current quarter bases; c) distributor inventory trends and sales; d) top distributor bookings and shipments on a rolling four quarter and current quarter bases; e) sales wins and shortfalls during the period; f) top products; g) future business outlook of certain customers; h) consolidated bookings; and i) divisional bookings. This information is prepared and presented by the Senior Vice President of Worldwide Sales.

•	Wafer fabrication information which details the most recent quarterly results in terms of utilization and efficiency, production issues and capital requirements. This information is prepared by the Senior Vice President of Operations and Corporate Wafer Fabs.

•	An update on the Manufacturing Optimization and Efficiency plan including progress and timing and issues. This information is prepared and presented by the Corporate Vice President of Strategic Manufacturing.

On a quarterly basis, the Board of Directors is provided with the five most recent quarterly consolidated income statements and balance sheets, a sequential consolidated statement of cash flows and the current and prior year to date income statements.

In evaluating the Company’s operating performance, the CODM reviews consolidated revenue at the end-market level, as well as consolidated revenue-related metrics such as bookings (orders), billings, backlog and market status. The CODM also reviews manufacturing costs, primarily wafer fabrication utilization. Finally, the CODM reviews the status of our restructuring plan and consolidation process. The sales, manufacturing and restructuring information is then used to assess the consolidated operating results for the most recently completed quarter compared to the budget, sequential and prior year information.

The information discussed above is used by the CODM to allocate resources to achieve its long-term strategic goals of growing revenue into the end markets it serves, increasing gross profit to 50% and optimizing its current manufacturing efficiency.

In order to facilitate meeting these objectives the Company is currently organized, after taking into account the closures in 2003 and 2004, under a corporate office and six manufacturing divisions. The Company currently produces its products at these six (seven in 2004 and 2003) manufacturing divisions, five of which are located in the United States and one located in Ennis, Ireland. Each division has a separate ERP platform to record and accumulate financial information. However, other than product sales, the Company does not maintain discrete financial information on a product basis, including high reliability semiconductor or high performance mixed signal analog products. There is a general manger at each division who is responsible for the delivery of product, increasing the manufacturing efficiency and monitoring controllable spending.

An annual budget is prepared to ensure that the Company is able to meet the objectives and expectations of the CODM. Sales budgets are prepared by the corporate sales group. Sales budgets take into account current backlog at each location and estimates for future sales growth to end markets. This sales budget is communicated down to the units so they can prepare a build-plan for the year. The build-plan includes cost of materials plus manufacturing overhead costs and direct labor. Corporate also communicates the timing of the restructuring activities so that they can be incorporated into each unit’s specific build-plan. The unit also prepares estimates for the administrative costs that they expect to incur during the year. This is based upon salary and headcount information for the unit as well as prior year costs. Once the build-plan budget for each unit has been prepared, it is consolidated with the corporate operating budget to derive the overall consolidated budget. This consolidated budget is then reviewed by the Chief Operating Officer and Corporate Controller to ensure that on a consolidated basis it is in line with the expectations set by the CODM. The CODM reviews the consolidated budget, but may ask questions that require explanations about a specific unit or corporate cost. The CODM reviews the consolidated budget to ensure that it meets their expectations. All of the Company’s performance compensation programs are based upon meeting the consolidated budget rather than the budgets at the individual manufacturing locations.

The CODM manages consolidated revenue-related functions through a corporate sales force. The corporate sales force provides the sales function for each manufacturing facility and reports to the Vice President of Worldwide Sales, who is located at the corporate office and reports directly to the CODM. Further, the Vice President of Distribution Sales, who is located at our corporate office and reports to the Vice President of Worldwide Sales, directly manages our distributor relationships for all facilities. The Company maintains one corporate agreement per distributor. Credit granting is also managed on a consolidated basis with each customer’s credit line reviewed and approved by corporate sales. While sales are recorded and goods are shipped at each manufacturing facility, customer relationships are developed and managed at the corporate level.

A wafer fabrication operation is physically located at all manufacturing divisions; however, the CODM manages wafer fabrication as a company-wide operation and our management structure includes a Senior Vice President of Operations who manages the wafer fabrication at all locations. This individual is located at our corporate office and reports directly to the CODM. Corporate decisions to increase/decrease or transfer wafer fabrication among our manufacturing facilities have a significant impact on utilization, and therefore the profitability at each manufacturing facility. The financial transactions recorded at each facility are a blend of facility-specific operations and wafer fabrication. As the economic benefits of each facility’s wafer fabrication is realized by multiple locations, the CODM does not use gross margin at each manufacturing facility as a measure in resource allocation nor is it used in any of our incentive compensation programs.

The Company’s performance is also significantly affected by restructuring activities, as further described under the heading, “Capacity Optimization Enhancement Program” on pages 26 to 30 of our most recent Form 10-K. In developing the program and resource allocation, the CODM compares cost structures at each manufacturing facility but ultimately views each facility as a group of manufacturing assets available for transfer to other locations. The CODM then reviews the status of the on-going projects to determine if the Company is on target to meet the internally set goals of relocating production, while at the same time minimizing the short term impacts on meeting customer demand.

The consolidating information provided to the CODM each period is reviewed to ensure that the divisions are reporting on a basis consistent with our corporate accounting and reporting policies and that, when compared to the consolidated results for the quarter, they are in line with the CODM’s expectations based on overall factory utilization and where the products are being produced. This information is not used as a basis for assessing the performance of the individual divisions or for the purpose of allocating resources. As noted above, strategic decisions are based upon the performance of the consolidated entity and not that of an individual division.

Based upon the discussion above, and the criteria in paragraph 10 of SFAS 131, the Company believes that it has one operating segment. This is based upon the fact that the segment engages in business activities for which discrete financial information is available. This discrete financial information is regularly reviewed by the CODM to allocate resources to the segment and to measure segment performance.

However in preparing the above response and the response to comment 23, we recognize that our current disclosure with regard to segments could be enhanced by providing additional disclosure of revenue we derive from end market applications. We propose adding the following language to our disclosure in future filings, beginning with our quarterly report on Form 10-Q for the three-month period ended January 1, 2006:

We operate in a single industry segment as a manufacturer of semiconductors in different geographic areas, including the United States, Europe and Asia. Intercompany sales are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

We derive revenue from sales of our high performance analog/mixed signal integrated circuits and power and signal high reliability individual component semiconductors. These products include individual components as well as integrated circuit solutions that enhance customer designs by improving performance, reliability and battery optimization, reducing size or protecting circuits. The principal markets that we serve include medical, defense/aerospace, notebook computers, monitors and LCD TVs, automotive and mobile connectivity applications. We evaluate direct OEM sales by end-market based on our understanding of end market uses of our products and sales.

The table below sets forth revenue by end markets and channel:

	Quarter Ended
	January 2, 2005	January 1, 2006
Defense/Aerospace	$18,026	$19,290
Medical	5,766	9,094
Notebooks/Monitors/LCD Televisions	4,899	9,216
Mobile Connectivity	6,069	4,793
Automotive	3,373	2,697
Others	3,989	4,937
Distributor	27,631	32,132

Total	$69,753	$82,159

Form 8-K filed November 17, 2005

25.	We see that you have incorporated this Form 8-K by reference into your Form S-4 filed December 23, 2005. Both Regulation G and Item 10(e) of Regulation S-K, therefore, applies to your non-GAAP disclosures in this Form 8-K. See General Instruction B.2 of Form 8-K. Please respond to the following:

We note that you do not provide a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP for your non-GAAP presentations. For example, we note your discussion of non-GAAP net income, non-GAAP per share net income and non-GAAP gross margins in the second paragraph of the November 17, 2005 press release with no comparable GAAP measure disclosed. Please amend your filing to comply with Item 10(e) of Regulation S-K.

In your Business Outlook you include certain forecasted non-GAAP financial information. With regard to the quantitative reconciliation of non-GAAP financial measures that are forward-looking, Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you must disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you must identify information that is unavailable and disclose its probable significance.

We note that you do not provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP for each non-GAAP financial measure that you present. Please amend your filing to comply with them 10(e) of Regulation S-K.

We note that you do not include a statement for each non-GAAP measure presented disclosing the reasons why your management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the your financial condition and results of operations. You would also include, to the extent material, the additional purposes, if any, for which your management uses the non- GAAP financial measure. See Item 10(e) of Regulation S-K. In addition, the staff’s response to Question 8 included in Frequently Asked Questions Regarding the Use of Non-GAAP Measures in June of 2003 notes that the inclusion of a non-GAAP financial measure may be misleading absent the following disclosures:

-	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

-	The economic substance behind management’s decision to use such a measure;

28

-	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

-	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

-	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

The nature of some of the reconciling items included in your Schedule Reconciling Non-GAAP Income to GAAP Income is such that the charge or gain is reasonably likely to recur within two years, or there was a similar charge or gain within the prior two years. Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual under those conditions. Please either delete the adjustments for (a) transitional idle capacity and inventory abandonments, (b) amortization of intangible assets, (c) gain/loss on disposition of assets, (d) impairments of long lived assets, and (e) restructuring and other special charges, or tell us why the current presentation is not prohibited under Item 10(e) of Regulation S-K. Please note that the staff’s response to Question 8 included in Frequently Asked Questions Regarding the Use of Non-GAAP Measures in June of 2003 notes that Non-GAAP performance measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.

Please note that the staff’s response to Question 8 included in Frequently Asked Questions Regarding the Use of Non-GAAP Measures in June of 2003 notes that whether a company can present a non-GAAP financial measure that eliminates recurring restructuring charges will depend on all the facts and circumstances. However, if there is a past pattern of restructuring charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the restructuring charges, it would be difficult for a company to meet the burden of disclosing why such a non- GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure.

With respect to excluding your charge for the acceleration of stock options from net income, please revise to include all of the disclosures required by SAB Topic 14.G. Companies should never use a non-GAAP financial measure in an attempt to smooth earnings. In addition, while there is no per se prohibition against removing a recurring item, you should demonstrate the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.

We see your Schedule Reconciling Reported Financial Ratios. In the case of ratios or measures where a non-GAAP financial measure is the numerator and/or the denominator in the calculation of that ratio or measure, you must provide a reconciliation with regard to each non-GAAP financial measure used in the calculation.

29

We note that you provide a pro forma non-GAAP Consolidated Income Statement. First, Item 10(e) of Regulation S-K prohibits using titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Second, this presentation does not appear to meet any of the conditions in Rule 11-01(a) of Regulation S-X for presentation of pro forma financial information. In addition, Item 10(e) Regulation S-X prohibits presenting non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X. Third, you are required to comply with Regulation G and Item 10(e) of Regulation S-K for each non-GAAP measure presented in the table.

Regulation G requires that the presentation of a non-GAAP financial measure, taken together with the information accompanying the measure and any other accompanying discussion, not contain a material misstatement or material omission necessary in order to make the presentation not misleading, in light of the circumstances in which the presentation is made.

We may have further comments after reviewing your response.

The incorporation by reference of this Form 8-K was inadvertent. In Amendment No. 1, we have reflected that the Form 8-K filed on November 17, 2005 is not incorporated by reference as it was “furnished” and not filed with the Commission. The Forms 8-K to which we meant to refer were filed on November 7, 2005 and November 18, 2005. We request not to amend the Form 8-K furnished on November 17, 2005.

Forms 8-K filed July 29, May 11, and January 27, 2005

26.	With respect to the non-GAAP disclosures in your Forms 8-K that are “furnished” and not filed with the Commission, please respond to the following:

We note that you provide a reconciliation of the non-GAAP information as required by Regulation G is in the form of a statement of operations. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Forms 8-K furnished with the Commission. If you continue to present non-GAAP information Item 2.02 of Form 8-K requires that disclosures “furnished” include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K

30

in future periods to provide all the disclosures required by Item 10(e)(l)(i) for each non-GAAP measure presented. Provide us with a full sample of your proposed disclosure.

Please note that the requirements of paragraph (e)(l)(i) of Item 10 of Regulation S-K apply to disclosures under Item 2.02. Accordingly, please revise your presentation in future Forms 8-K to present the most comparable GAAP measure with equal or greater prominence to your non-GAAP measure. In addition, please revise your reconciliation from GAAP gross margin to non-GAAP gross margin to conform to the requirements of Item 10(e)(l)(i)(B). Provide us with a full sample of your proposed disclosures.

We may have further comments after reviewing your response.

We believe we have addressed your comments in our press release on January 26, 2006, which reported first quarter 2006 results. We have supplementally enclosed the press release as the third attachment to this letter. This press release was also furnished to the Commission as an exhibit on Form 8-K on January 27, 2006.

Advanced Power Technology, Inc.

Forms 8-K filed April 29, July 27, October 4, and October 24, 2005

27.	As previously noted in the Staff’s letter dated May 17, 2005 to Advanced Power Technology, we note your disclosure of certain non-GAAP financial measures. In addition, we see that you have incorporated the forms 8-K by reference into Microsemi Corporation’s Form S-4 filed December 23, 2005. Both Regulation G and Item 10(e) of Regulation S-K, therefore, apply to your non-GAAP disclosures in this Form 8-K. See General Instruction B.2 of Form 8-K. Please amend each disclosure of non-GAAP financial information included in these Forms 8-K to comply with our prior comments, the applicable portions of the comments above on the non-GAAP disclosures of Microsemi Corporation to the extent they also relate to your disclosures, Regulation G, Frequently Asked Questions Regarding the Use of Non-GAAP Measures issued in June of 2003, and Item 10(e) of Regulation S-K.

As noted in our response to Comment 25, the incorporation by reference into the registration statement of these Forms 8-K furnished by Advanced Power Technology was inadvertent. This incorporation by reference has now been removed from the amended Registration Statement. It is our understanding, therefore, that these Forms 8-K need only comply with Regulation G, rather than the more stringent Item 10 requirements. We understand that Advanced Power Technology responded to the Staff’s letter dated May 17, 2005, and prepared the Forms 8-K dated July 27 and October 24, 2005 in accordance with the Staff’s letter and Advanced Power Technology’s response, and we understand that it believes that those Forms 8-K comply fully with Regulation G. The Form 8-K furnished on October 4th was a short pre-announcement press release, and Advanced Power Technology will be furnishing an amendment to that Form 8-K that includes a reconciliation to bring that report into compliance

31

with Regulation G. The Form 8-K furnished on April 29th was furnished prior to Advanced Power Technology’s receipt of the Staff’s letter of May 17th, and was not amended since the letter requested that Advanced Power Technology change its reporting on a going-forward basis only. Advanced Power Technology proposes to not amend that Form 8-K.

Please note that if the merger proposed in the Registration Statement and Proxy is approved and is consummated, Advanced Power Technology will terminate its reporting company status, and will no longer be filing reports under the ‘34 Act.

Thank you for your comments. We also are providing four (4) courtesy copies care of Mr. Alan Morris to help facilitate your review.

If you find our responses to be satisfactory, please let us know at your earliest opportunity because we would very much like to request acceleration at the earliest possible time.

“REGISTRANT”

MICROSEMI CORPORATION

/s/ David R. Sonksen

David R. Sonksen

Executive Vice President,

Chief Financial Officer,

Treasurer and Secretary

32

November 2, 2005 Presentation to the Board of Directors of ARMY:

Confidential Regarding Project MILITARY

Houlihan Lokey Howard & Zukin

www.hlhz.com U.S. 800.788.5300 U.K. +44 (0)20.7839.3355

Los Angeles New York Chicago San Francisco Atlanta Minneapolis Dallas Washington, D.C. London Paris

1

Confidential

Project MILITARY

Table of Contents

TAB

Situation Overview I

Overview of Proposed Transaction II

Business Overview III

A. Business Overview of ARMY

B. Business Overview of MARINES

Summary Valuation IV

A. Summary Valuation of ARMY

B. Summary Valuation of MARINES

Management’s Strategic Rationale V

Relative Valuation Analysis VI

Pro Forma Combination Analysis VII

2

I. SITUATION OVERVIEW

3

Confidential

Project MILITARY

Situation Overview

Engagement Overview and Summary Conclusion

Engagement Overview

ARMY, Inc. (“ARMY” or the “Company” hereinafter) is contemplating a sale transaction to MARINES, Corp. (“MARINES” or the “Acquiror” hereinafter), a $1.6 billion public company for approximately $138 million in total consideration (0.43500x ratio and $2.00 of cash per share.) The transaction is expected to close in the first quarter of 2006, subject to ARMY’s shareholder approval. Such potential transaction is referred to herein as the “Transaction.”

The Board of Directors of ARMY (the “Board”) is considering approving the Agreement and Plan of Merger in a board meeting on November 2, 2005.

The Board has requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) render an opinion (“Opinion”) as to whether as of the date hereof the consideration to be received by ARMY in the Transaction is fair to the Company and its shareholders from a financial point of view.

Houlihan Lokey also served as exclusive financial advisor to ARMY in the Transaction.

Summary Conclusions

As of the date hereof, the consideration to be received by the Company and its shareholders in connection with the Transaction is fair to the Company and its shareholders from a financial point of view, subject to the qualifications, limitations and assumptions to be described in our Opinion. See the Draft Opinion Letter in the exhibit.

4

Confidential

Project MILITARY

Situation Overview

Business Overviews

ARMY

Description

ARMY engages in the design, manufacture, and marketing of radio frequency (RF) and switching power semiconductors worldwide. The company’s RF power semiconductors are used as amplifiers for electrical signals and electronic switches. The company’s switching power semiconductors include transistors and diodes, which are used in power converters/supplies to provide power to electronic equipment in the required format. The company sells its products primarily to military & aerospace, semiconductor capital equipment, industrial/medical, and communications and data processing.

General Information

Headquarters: Bend, Oregon

Market Cap (October 31, 2005): $107.1 Million CY 2005E sales: $64.0 Million (1) Fiscal Year End: December 31 Chairman, President & CEO: Patrick Sireta

MARINES

Description

MARINES engages in the design, manufacture, and marketing of analog and mixed-signal integrated circuits, and high-reliability semiconductors. Its high-reliability semiconductors manage and control/regulate power; protect against transient voltage spikes; and transmit, receive, and amplify signals. The company’s integrated circuit products offer light, sound, and power management for desktop and mobile computing platforms. MARINES serves various markets, including implanted medical, defense & aerospace, satellite, notebook computers and LCD monitors, and automotive and mobile connectivity applications.

General Information

Headquarters: Irvine, California

Market Cap (October 31, 2005): $1,576.6 Million CY 2005E sales: $307.9 Million (1) Fiscal Year End: September 30 President & CEO: James Peterson

(1)	Estimates based on Wall Street research.
5

Confidential

Houlihan Lokey Howard & Zukin

Project MILITARY

Situation Overview

Corporate Snapshot: ARMY

($ in Millions, Except Per Share Data)

Business Summary

- ARMY designs, manufactures and markets high-performance power semiconductors and modules, with emphasis on high power, high frequency applications.
- Founded: 1984
- IPO: August 2000
- Employees: 273 (as of 9/30/2005)
- Product Segments
  - Switching
  - RF
- Headquarters: Bend, OR
- Manufacturing Locations: Bend, OR; Santa Clara, CA; Montgomeryville, PA; Bordeaux, France
- End Markets: Medical, Military, Radar, Communication & Semicap Equipment

Stock Price Performance

Current Price @ 10/31/05	$9.50
52-Week High	$9.53
52-Week Low	$5.88
Diluted Shares Outstanding (mm) (1)	11.3
Market Capitalization	$107.1
Plus: Net Debt (1)	(15.5)
Enterprise Value	$91.6

Trading Statistics (2)	Statistics	Multiples
CY04 Revenues (GM: 37.6%)	$67.8	1.4x
CY05E Revenues (GM: 34.1%)	64.0	1.4x
CY06E Revenues (GM: 40.7%)	78.7	1.2x
CY04 EPS	$0.64	14.8x
CY05E EPS	0.15	62.2x
CY06E EPS	0.57	16.6x

Management

Name	Title
Patrick Sireta	Chairman & CEO
Greg Haugen	VP & CFO
Russell Crecraft	EVP & COO
Tom Loder	VP, Sales and Marketing
Dah Wen Tsang	VP, Engineering and R&D

Directors

Name	Affiliation
Patrick Sireta	Chairman & CEO
James Petersen	Outside General Counsel
Douglas Schatz	Chairman, Advanced Energy Industries
Robert Pearson	SVP, Renaissance Capital Group
Alfred Stein	Former Chairman & CEO, VLSI Technology
Ronald McKenna	Chairman, Hamilton Sundstrand Corp

(1) Net debt per press release for the quarter ending September 30, 2005. Diluted share per management. Assume treasury stock method.
(2) Estimates based on Wall Street research.

6

Confidential

Houlihan Lokey Howard & Zukin

Project MILITARY

Situation Overview

Corporate Snapshot: MARINES

($ in Millions, Except Per Share Data)

Business Summary

- MARINES designs, manufactures and markets analog and mixed-signal integrated circuits.
- Founded: 1960
- Employees: 1,318
- Headquarters: Irvine, CA
- Manufacturing Locations: California, Arizona, Massachusetts, and Shanghai
- Business Segments: High-reliability products & High-performance analog/mixed signal products

Stock Price Performance

Current Price @ 10/31/05	$23.17
52-Week High	$25.65
52-Week Low	$14.45
Diluted Shares Outstanding (mm) (1)	68.0
Market Capitalization	$1,576.6
Plus: Net Debt (1)	(77.2)
Enterprise Value	$1,499.4

Trading Statistics (2)	Statistics	Multiples
CY04 Revenues (GM: 38.5%)	$259.6	5.8x
CY05E Revenues (GM 47.1%)	307.9	4.9x
CY06E Revenues (GM 51.2%)	350.1	4.3x
CY04 EPS	$0.43	54.4x
CY05E EPS	0.73	31.7x
CY06E EPS	1.10	21.2x

Management

Name	Title
James Peterson	President & CEO
David Sonksen	EVP & CFO
Ralph Brandi	EVP & COO
James Gentile	VP, Worldwide Sales
Steve Litchfield	VP, Corporate Marketing & Business Development

Directors

Name	Affiliation
Dennis Leibel	Chairman
James Peterson	President & CEO
Thomas Anderson	Former VP & CFO, QLogic Corporation
William Bendush	Former SVP & CFO, Applied Micro Circuits Corp
William Healey	President & CEO Cal Quality Electronics
Harold Blomquist	President & CEO, Morpho Technologies
Paul Folino	Chairman & CEO, Emulex Corporation

(1) Net debt per 10-Q dated July 3, 2005. Diluted share per management. Assume treasury stock method.
(2) Estimates based on Wall Street research.

7

Confidential

Project MILITARY

Situation Overview

Timeline of Events

ARMY and MARINES began strategic partnership discussions approximately one year ago. The following timeline of events summarizes the history of the transaction:

In November 2004, a conference call was held between the management teams of ARMY and MARINES to explore a potential transaction. In mid November 2004, the management of ARMY and MARINES met to further discuss the potential transaction.

Between November 2004 and January 2005, certain preliminary due diligence items including financial business models were exchanged by both ARMY and MARINES.

In mid January 2005, another preliminary diligence meeting was held at ARMY’s headquarters facility in Bend, Oregon.

Between January 2005 and April 2005, numerous conference calls were held to further discuss the merits of the potential transaction.

On April 26, 2005, the Board of Directors of ARMY engaged Houlihan Lokey Howard & Zukin (“HLHZ”) to assist ARMY in exploring its strategic alternatives

At the request of ARMY’s management, HLHZ began contacting selected potential strategic partners. The list of potential partners included MARINES.

Between May 2005 and July 2005 numerous conference calls and meetings were held between the ARMY management team and the management team of potential strategic partners including MARINES.

On August 2, 2005, HLHZ updated the ARMY Board of Directors on the progress of their work.

On August 18, 2005, MARINES submitted a Letter of Intent to acquire ARMY for $9.50 a share in a cash and stock transaction.

On September 19, 2005, HLHZ presented their analysis on MARINES’ offer to ARMY’s Board of Directors and discussed the proposal. The Board authorized ARMY’s management to proceed with a counter offer.

On September 20, 2005, ARMY responded to the MARINES offer with a counter proposal of $12.00 a share.

In early October 2005 ARMY, MARINES, and their respective financial advisors met to further explore the merits of the transaction and continued due diligence on both ARMY and MARINES businesses.

During October 2005, ARMY and MARINES continued detailed due diligence and negotiations of a definitive agreement.

On November 2, 2005, ARMY and MARINES Boards are expected to hold special meetings at which HLHZ and Lehman Brothers, respectively, will render fairness opinions regarding the proposed transaction.

On November 3, 2005, ARMY and MARINES Boards are expected to execute the merger agreement and issue a press release announcing the merger.

8

II. OVERVIEW OF PROPOSED TRANSACTION

Confidential

Project MILITARY

Overview of Proposed Transaction

Summary of Proposed Terms (1)

Summary of Key Terms

Transaction Description: Purchase of ARMY by MARINES

Structure: Stock and cash transaction.

Consideration: $2.00 in cash and 0.43500 MARINES shares for every share of ARMY ($12.08/share as of October 31, 2005)

Tax Treatment: Tax free transaction / Taxable on ARMY’s gain (Cash portion)

No Solicitation: No shop; fiduciary out

Options Treatment: Existing ARMY options assumed by MARINES at exchange ratio and “substantially the same terms and conditions” as ARMY option plan

Deal Protection: Reciprocal deal protection provisions; $4.0 million break up fee

Board Representation: None

Key Employees Certain key employees of ARMY (as determined by MARINES) will execute agreements with MARINES concerning employment

Agreement:

Non-Compete/Lockup: The significant stockholders of ARMY (as determined by MARINES) will execute agreements with ARMY and MARINES concerning non-competition and with MARINES regarding share lock-ups.

Voting Agreement: Included for directors and executive officers of ARMY; would terminate upon termination of merger agreement

Board Approval: Required for ARMY and MARINES

Shareholder Meeting: Required for ARMY only

Key Conditions to -HSR and other regulatory clearance

Closing: -Tax free treatment opinion from Counsel

-Shares authorized for NASDAQ listing

-Approval of the stockholders of ARMY

-SEC declares S-4 effective

-Receipt of all necessary third party consents and governmental approvals

-Lack of material adverse effect

-Lack of breach of representations, warranties and covenants

(1) Source: Draft of Agreement and Plan of Merger dated October 31, 2005.

10

Confidential

Houlihan Lokey Howard & Zukin

Project MILITARY

Overview of Proposed Transaction

Summary Transaction Value

($ in Millions, Except Per Share Data)

Offer	
MARINES Stock Price [1]	$23.17
Cash Per Share	$2.00
Offer Exchange Ratio	0.43500x
Implied Offer Price for ARMY	$12.08
Implied Equity Value[2]	$137.9
Net Cash[3]	$15.5
Implied Transaction Value[3]	$122.4
Implied Exchange Ratio[4]	0.52132x

Pro forma Ownership	
Actual	
MARINES	93.2%
ARMY	6.8%
Implied [4]	
MARINES	92.0%
ARMY	8.0%

	Premium to ARMY Stock Price		Premium to Exchange Ratios	
	Stock Price	% Premium	Ratio[4]	% Premium
Offer	$12.08		0.52132x	
Current [1]	9.50	27.1%	0.41001x	27.1%
1 Month Average	9.34	29.3%	0.39490x	32.0%
3 Months Average	8.16	48.1%	0.34542x	50.9%
6 Months Average	7.44	62.3%	0.33994x	53.4%

Transaction Multiples Analysis [5]

	Revenue		EPS	
	CY2005E	CY2006E	CY2005E	CY2006E
ARMY Statistics	$64.0	$78.7	$0.15	$0.57
Transaction Multiple	1.9x	1.6x	79.0x	21.1x

(1) Based on October 31, 2005 closing prices of $23.17 and $9.50 for MARINES and ARMY respectively.
(2) Assumes treasury stock method at offer price.
(3) Assumes net cash of $15.5 million per September 30, 2005 balance sheet.
(4) Assumes a 100% stock transaction for historical comparison purposes.
(5) Estimates based on Wall Street research.

11

Confidential

Project MILITARY

Overview of Proposed Transaction

ARMY Due Diligence Overview

Visit to ARMY’s facilities in Bend, Oregon

Meetings and conference calls with members of ARMY’s management and Board of Directors including:

– Patrick Sireta, Chairman and Chief Executive Officer

– Russell Crecraft, Executive Vice President and Chief Operating Officer

– Greg Haugen, Vice President, Chief Financial Officer

Among other things, reviewed the following information regarding ARMY:

– Annual report on Form 10-K for the years ended December 31, 2004, 2003 and 2002

– Earnings press release for the quarter ended September 30, 2005 and quarterly reports on Form 10-Q for periods ended June 30, 2005, March 31, 2005, & September 30, 2004.

– Proxy Statement dated March 25, 2005

– Projected financial data prepared by ARMY management

– Various press releases

– Historical stock prices and trading activity

– Publicly available Wall Street equity research reports on ARMY

– ARMY management materials made available to MARINES

– Draft of Agreement and Plan of Merger dated October 31, 2005

Conference calls with members of ARMY’s advisors:

– Auditors (KPMG) – Randal Lund

– Legal Counsel (Davis Wright Tremaine LLP) – David Baca

Participated in due diligence meetings and negotiations between ARMY and MARINES

12

Confidential

Project MILITARY

Overview of Proposed Transaction

MARINES Due Diligence Overview

Visit to MARINES facility in Irvine, California

Meetings and conference calls with members of MARINES’ management and Board of Directors including:

– James Peterson, President, Chief Executive Officer & Director

– David Sonksen, Executive Vice President and Chief Financial Officer

– Ralph Brandi, Executive Vice President and Chief Operating Officer

– Steve Litchfield, Vice President, Corporate Marketing & Business Development

Among other things, reviewed the following information regarding MARINES:

– Annual report on Form 10-K for the years ended September 26, 2004, September 28, 2003 and September 29, 2002

– Quarterly reports on Form 10-Q for the periods ended July 3, 2005, April 3, 2005, and January 2, 2005

– Proxy statement dated February 23, 2005

– Projected financial data prepared by MARINES management

– Historical stock prices and trading activity

– Publicly available Wall Street equity research reports on MARINES

– Draft of Agreement and Plan of Merger dated October 31, 2005

– MARINES management materials made available to ARMY

Conference calls with members of ARMY’s advisors:

– Legal Counsel (The Yocca Law Firm) – Nicholas Yocca

– Financial Advisors (Lehman Brothers) – Chris Colpitts, Joe Stone and Michael Zimmerman

Participated in due diligence meetings and negotiations between ARMY and MARINES

13

Confidential

Project MILITARY

Overview of Proposed Transaction

Overview of Management Market Check

Houlihan Lokey worked with ARMY Management to identify potential partners for the company.

Diversified

Niche Players/MOE

RF/Others

14

III. BUSINESS OVERVIEW

Business Overview of ARMY

Business Overview of MARINES

Confidential

Project MILITARY

Business Overview of ARMY

Summary

($ in Millions, Except Per Share Data)

Business Summary

ARMY designs, manufactures and markets high-performance power semiconductors and modules, with emphasis on high power, high frequency applications.

IPO: August 2000

Founded: 1984

Employees: 273 (as of 9/30/2005)

Product Segments

- Switching

- RF

Headquarters: Bend, OR

Manufacturing Locations: Bend, OR; Santa Clara, CA; Montgomeryville, PA; Bordeaux, France

End Markets: Medical, Military, Radar, Communication & Semicap Equipment

Financial Performance (1)

$80.0 $70.0 $60.0 $50.0 $40.0 $30.0 $20.0 $10.0 $0.0

CY2004A LTM CY2005E CY2006E

$0.70 $0.60 $0.50 $0.40 $0.30 $0.20 $0.10

$0.00

Revenue EPS

Management

Management

Name Title

Patrick Sireta Chairman & CEO

Greg Haugen VP & CFO

Russell Crecraft EVP & COO

Tom Loder VP, Sales and Marketing

Dah Wen Tsang VP, Engineering and R&D

Directors

Name Affiliation

Patrick Sireta Chairman & CEO

James Petersen Outside General Counsel

Douglas Schatz Chairman, Advanced Energy Industries

Robert Pearson SVP, Renaissance Capital Group

Alfred Stein Former Chairman & CEO, VLSI Technology

Ronald McKenna Chairman, Hamilton Sundstrand Corp

Ownership

Patrick Sireta 17.7%

Other Mgmt. & Board 19.0%

Wasatch Advisors, Inc.

10.1%

T. Rowe Price

8.5%

Public Float 44.7%

Source: Thomson Financial & Proxy Statement dated March 25, 2005

(1) Estimates based on Wall Street research.

16

Confidential

Project MILITARY

Business Overview of ARMY

Business Segment Revenue – For the Quarter Ending September 30, 2005 ($16.8 million) (1)

Revenue by End Market

Semi Cap 13%

Medical & Industrial 32%

Communications 22%

Other 1%

Military & Aerospace 32%

Revenue by Geography

Europe 16%

Asia 17%

North America 67%

Revenue by Product

RF 51%

Switching 49%

(1) Based on press release and earnings conference call for the quarter ending September 30, 2005.

17

Confidential

Project MILITARY

Business Overview of ARMY

Product Offerings

RF Products

Discrete Transistors: Bipolar, MOSFETs

Volts: 12 – 250

Frequency: 1 MHz – 6 GHz

Modules

Volts: 100 – 250

Frequency: 1 – 13 MHz

Standardized or customized products for:

Avionics, radar, MRI, plasma generation, lasers, two-way radios

Switching Products

Discrete Transistors: MOSFETs, IGBTs

Volts: 100—1200

Frequency: 20 kHz – 1 MHz

Diodes: Fast Recovery, Schottky

Volts: 200—1200

Frequency: 20 kHz – 1 MHz

Modules

Volts: 100—1200

Frequency: 20 kHz – 1 MHz

Standardized or customized products for:

Base stations, defibrillators, solar power, welding, servers, sonar, plasma generation, storage

18

Confidential

Project MILITARY

Business Overview of ARMY

Applications & Customers (1)

Military & Aerospace (32%)

Applications

Avionics Radar Communications Land Vehicles

Missiles Aircraft Sonar

Customers

Semiconductor Capital Equipment (13%)

Applications

Plasma Generation Thin Film Deposition Dry Etching

Customers

Medical / Industrial (32%)

Applications

Lasers MRI

Industrial Coatings

Welding Displays Implantable

Customers

Communications (22%)

Applications

Base Stations Mobile Radio

Internet Infrastructure

Servers

Customers

(1) Percentage based on press release and earnings conference call for the quarter ending September 30, 2005.

19

Confidential

Project MILITARY

Business Overview of ARMY

Last Twelve Months Stock Price Performance

($ in Millions, Except Per Share Data)

Trading Range

Low High Average Median

1	Week $9.30 $9.50 $9.39 $9.40
1	Month 9.09 9.53 9.34 9.34
3	Month 7.18 9.53 8.16 7.71
6	Month 5.88 9.53 7.44 7.37
1	Year 5.88 9.53 7.46 7.50

$12.00 $10.00 $8.00 $6.00 $4.00

10/31/2004 12/6/2004 1/12/2005 2/17/2005 3/26/2005 5/1/2005 6/7/2005 7/13/2005 8/19/2005 9/24/2005 10/31/2005

12/24: ARMY announces the acquisition of PowerSicel, a power RF company focusing on Silicon Carbide Technology.

4/28: ARMY announces Q1’05 financial results. Revenue was $14.1 million with Pro Forma EPS of

($0.10).

2/24: ARMY announces Q4’04 financial results. Revenue was $16.0 million with Pro Forma EPS of $0.11.

7/21: ARMY announces Q2’05 financial results. Revenue was $15.2 million with Pro Forma EPS of $0.02.

10/20: ARMY announces Q3’05 financial results. Revenue was $16.8 million with Pro Forma EPS of $0.10.

6/23: ARMY announces its inclusion in the Russell Microcap Index.

10/3: ARMY announces Q3’05 will be above the upper end of previous guidance of $15.5 -$16.5 million. The company now expects revenue at approximately $16.8 million and pro forma EPS above the previously announced $0.03-$0.05 range.

Current: $9.50

20

Confidential

Project MILITARY

Business Overview of ARMY

Price History Cumulative Shares Traded (1)

Percent of Volume which Traded Below Stock Price Range

40,000,000 30,000,000 20,000,000 10,000,000 0

$7.00 $8.00 $9.00 $10.00 $12.00 $14.00

Last 4 Years 35.0% 50.0% 56.2% 64.2% 86.8% 97.4%

Last 2 Years

20,000,000 15,000,000 10,000,000 5,000,000 0

$7. 00 $8.00 $9.00 $10.00 $12.00 $14.00

17.7% 43.0% 50.0% 57.1% 86.4% 99.0%

Last 1 Year

10,000,000 8,000,000 6,000,000 4,000,000 2,000,000 0

$7.00 $8.00 $9.00 $10.00 $12.00 $14.00

37.1% 88.3% 91.4% 100.0% 100.0% 100.0%

(1) Trading volume based on daily closing stock price.

21

Confidential

Project MILITARY

Business Overview of ARMY

Quarterly Revenue & Gross Margin (1)

($ in Millions, Except Per Share Data)

$25.0 $20.0 $15.0 $10.0 $5.0 $0.0

Q103A Q203A Q303A Q403A Q104A Q204A Q304A Q404A Q105A Q205A Q305A Q405E Q106E Q206E Q306E Q406E

50.0% 40.0% 30.0% 20.0% 10.0% 0.0%

30.5% 37.7% 34.2% 33.2% 37.9% 39.6% 35.3% 37.8% 28.5% 32.9% 35.8% 38.0% 39.2% 40.1% 41.1% 42.0%

$11.4 $8.2 $11.4 $7.5 $9.1 $7.7 $8.5 $21.2 $20.1 $19.1 $6.8 $7.3 $7.7 $17.8 $18.2 $6.6

$8.6 $8.6 $6.7 $7.3 $5.7 $6.0 $6.4 $6.3 $5.4 $4.9 $4.6

RF Switching Gross Margin

(1) Estimates based on Wall Street research.

22

Confidential

Houlihan Lokey Howard & Zukin

Project MILITARY

Business Overview of ARMY

Business Overview (1)

($ in Millions, Except Per Share Data)

Earnings Per Share


$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
($0.05)
($0.10)
($0.05)
$0.03
$0.06
($0.01)
$0.12
$0.23
$0.18
$0.11
($0.10)
$0.02
$0.10

Revenues


$20
$15
$10
$5
$0
$11.2
$12.5
$12.7
$12.5
$15.1
$18.1
$18.7
$16.0
$14.1
$15.2
$16.8

Gross Margin


40%
35%
30%
25%
20%
30.5%
37.7%
34.2%
33.2%
37.9%
39.6%
35.3%
37.8%
28.5%
32.9%
35.8%

Operating Margin


15%
10%
5%
0%
-5%
-10%
(8.7%)
5.2%
4.0%
(1.7%)
8.9%
13.9%
10.3%
6.7%
(7.4%)
1.2%
6.3%

(1) Historical data net of unusual items and one time charges.

23

Confidential

Houlihan Lokey Howard & Zukin

Project MILITARY

Business Overview of ARMY

Analyst Estimates and Research Commentary

($ in Millions, Except Per Share Data)

Date	Firm *(Analyst)*	Price at Report	Comments		Estimates CY2005	Estimates CY2006	Price Target
10/21/05	Adams Harkness *(Jonathan Dorsheimer)* **BUY**	$9.30	❖ "Although semicap equipment had another down quarter (-20% q-q), we are encouraged that ARMY generated significant gross margin expansion on a sequential basis in spite of this decline." ❖ "We conclude ARMY's business has regained momentum, following inventory corrections in key markets over the past several quarters."	Revs. EPS	$64.0 $0.14	$78.9 $0.52	$12.00
10/21/05	Montgomery & Co. *(Robert C. Adams)* **BUY**	$9.20	❖ "We continue to believe that the major driver is the Military/Aerospace business, where a number of designs are working their way into production. The advantage of military revenues is that they are a relatively stable annuity once a design win goes in production, and we expect strength from this segment over the next several quarters." ❖ "ARMY is a small company; consequently, trading in its shares is subject to size and liquidity concerns. With a float of approximately 10 million shares and an average daily trading volume of fewer than 30,000 shares, ARMY shares are subject to material trading liquidity risk in the near term."	Revs. EPS	$64.0 $0.15	$78.0 $0.54	$14.00
10/21/05	Stephens Inc. *(Todd Cooper)* **OVERWEIGHT (VOLATILE)**	$9.20	❖ "ARMY's strong execution and performance in 3Q05 once again confirms our belief that the Company's fundamentals are improving and show that ARMY has a good chance of attaining the aggressive financial targets it has laid out for itself." ❖ "While revenues are trending more heavily than expected toward the military/aerospace market, we do not view this as an issue because it is the Company's highest margin end-market."	Revs. EPS	$64.0 $0.15	$79.2 $0.66	$13.00
	First Call Revenue Est.				**$64.0**	**$78.7**	
	First Call EPS Est.				**$0.15**	**$0.57**	

24

Confidential

Project MILITARY

Business Overview of ARMY

ARMY Income Statement (1)

($ in Millions, Except Per Share Data)

CY Calendar Year CY Calendar Year CY

2004 1Q05 2Q05 3Q05 4Q05E 2005E 1Q06E 2Q06E 3Q06E 4Q06E 2006E

Revenue $67.8 $14.1 $15.2 $16.8 $17.8 $64.0 $18.2 $19.1 $20.1 $21.2 $78.7

COGS 42.3 10.1 10.2 10.8 11.0 42.2 11.1 11.5 11.9 12.3 46.7

Gross Profit $25.5 $4.0 $5.0 $6.0 $6.8 $21.8 $7.1 $7.7 $8.3 $8.9 $32.0

SG&A 14.9 $3.9 3.6 3.6 3.9 15.1 3.9 4.0 4.0 4.1 16.1

R&D 3.8 $1.2 1.2 1.3 1.5 5.1 1.5 1.5 1.5 1.6 6.1

Operating Income $6.8 ($1.0) $0.2 $1.1 $1.4 $1.6 $1.7 $2.2 $2.7 $3.2 $9.8

Interest & Other Inco 0.3 0.0 0.0 0.1 0.1 0.2 0.1 0.1 0.1 0.1 0.4

Pre Tax Income $7.2 ($1.0) $0.2 $1.1 $1.4 $1.7 $1.8 $2.3 $2.8 $3.3 $10.3

Provision for Tax 0.0 0.0 0.0 0.0 0.0 0.0 0.5 0.9 1.1 1.3 3.7

Net Income $7.2 ($1.1) $0.2 $1.1 $1.4 $1.7 $1.4 $1.4 $1.7 $2.1 $6.6

Cash EPS $0.64 ($0.10) $0.02 $0.10 $0.13 $0.15 $0.12 $0.12 $0.15 $0.18 $0.57

Revenue Growth (Q/Q) 38.7% (11.8%) 7.4% 11.0% 5.8% (5.7%) 2.1% 5.1% 5.3% 5.4% 23.0%

Gross Margin 37.6% 28.5% 32.9% 35.8% 38.0% 34.1% 39.2% 40.1% 41.1% 42.0% 40.7%

SG&A (as a % of Rev.) 21.9% 27.6% 23.8% 21.7% 22.1% 23.6% 21.7% 20.9% 20.0% 19.3% 20.4%

R&D (as a % of Rev.) 5.6% 8.3% 7.9% 7.8% 8.2% 8.0% 8.0% 7.8% 7.7% 7.5% 7.7%

Operating Margin 10.1% (7.4%) 1.2% 6.3% 7.7% 2.5% 9.4% 11.4% 13.4% 15.2% 12.5%

PreTax Margin 10.6% (7.4%) 1.2% 6.8% 8.1% 2.7% 10.0% 11.9% 14.0% 15.8% 13.0%

Net Margin 10.6% (7.6%) 1.2% 6.8% 8.1% 2.7% 7.4% 7.4% 8.7% 9.8% 8.4%

(1) Estimates based on Wall Street research.

25

Confidential

Project MILITARY

Business Overview of ARMY

ARMY Balance Sheet (1)

($ in Millions)

CY 2005E CY2006

Q1A Q2A Q3E Q4E Q4E

Assets

Cash $12.5 $12.5 $15.5 $16.5 $21.6

Accounts Receivable 8.6 9.8 9.8 10.4 12.4

Inventory 13.4 13.7 13.5 13.7 15.3

Other Current Assets 2.2 2.0 1.1 1.2 1.4

Total Current Assets $36.8 $38.0 $39.9 $41.8 $50.7

Net PP&E $11.4 $10.9 $11.2 $10.9 $9.5

Existing Goodwill & Intangibles 23.3 23.0 22.7 22.4 21.3

Other Assets 0.1 0.1 0.1 0.1 0.1

Total Assets $71.5 $72.0 $73.8 $75.2 $81.7

Liabilities & Stockholders’ Equity

Accounts Payable $2.7 $3.2 $3.7 $3.8 $4.2

Other Current Liabilities 2.5 2.8 2.7 2.9 3.4

Debt 0.0 0.0 0.0 0.0 0.0

Other Liabilities 0.1 0.1 0.2 0.2 0.2

Stockholders Equity 66.2 65.9 67.1 68.3 73.8

Total Liabilities & Stockholders’ Equity $71.5 $72.0 $73.8 $75.2 $81.7

(1) Estimates based on Wall Street research.

26

III. BUSINESS OVERVIEW

Business Overview of ARMY

Business Overview of MARINES

Confidential

Project MILITARY

Business Overview of MARINES

Summary

($ in Millions, Except Per Share Data)

Business Summary

MARINES designs, manufactures and markets analog and mixed-signal integrated circuits.

Founded: 1960 Employees: 1,318 Headquarters: Irvine, CA

Manufacturing Locations: California, Arizona, Massachusetts, and Shanghai Business Segments: High-reliability products & High-performance analog/mixed signal products

Financial Performance (1)

$400.0 $350.0 $300.0 $250.0 $200.0 $150.0 $100.0 $50.0

$0. 0

CY2004A LTM CY2005E CY2006E

$1.20 $1.00 $0.80 $0.60 $0.40 $0.20 $0.00

Revenue EPS

Management

Management

Name Title

James Peterson President & CEO

David Sonksen EVP & CFO

Ralph Brandi EVP & COO

James Gentile VP, Worldwide Sales

Steve Litchfield VP, Corporate Marketing & Business Development

Directors

Name Affiliation

Dennis Leibel Chairman

James Peterson President & CEO

Thomas Anderson Former VP & CFO, QLogic Corporation

William Bendush Former SVP & CFO, Applied Micro Circuits Corp

William Healey President & CEO Cal Quality Electronics

Harold Blomquist President & CEO, Morpho Technologies

Paul Folino Chairman & CEO, Emulex Corporation

Ownership

Phillip Frey Jr.

4.2%

Wellington Management Co . LLP

3.4%

Other Mgmt. & Board 2.5%

James Peters on 1.3%

Public Float 88.6%

Source: Thomson Financial & Proxy Statement dated February 23, 2005

(1) Projections based on Wall Street research estimates.

Confidential

Project MILITARY

Business Overview of MARINES

Business Segment Revenue—Quarter ending July 3, 2005 ($75.2 million) (1)

HI-REL PRODUCTS ANALOG/MIXED SIGNAL

64%

36%

(1)	Based on MARINES investor presentation and 10-Q for the quarter ended July 3, 2005.

Confidential

Project MILITARY

Business Overview of MARINES

Business Segment Revenue—Quarter ending July 3, 2005 ($75.2 million) (1)

Revenue by End Market

Medical 20%

Monitors 16%

Other 6%

Auto 6%

Mobile 8%

Defense 44%

Revenue by Geography

Europe 12%

Asia 19%

North America 69%

Revenue by Channel

OEM 62%

Distributors 38%

(1) Percentages based on 10-Q for the quarter ended July 3, 2005.

Confidential

Project MILITARY

Business Overview of MARINES

Customers (1)

(1) Based on MARINES investor presentation and 10-Q for the quarter ended July 3, 2005.

HI-REL PRODUCTS ANALOG/MIXED SIGNAL

Confidential

Project MILITARY

Business Overview of MARINES

Last Twelve Months Stock Price Performance

($ in Millions, Except Per Share Data)

Trading Range

Low High Average Median

1 Week $22.45 $23.17 $22.80 $22.79

1 Month 22.45 25.65 23.68 23.75

3 Month 21.60 25.65 23.67 23.75

6 Month 17.48 25.65 21.92 22.25

1 Year 14.65 25.65 19.15 18.06

$26.00 $24.00 $22.00 $20.00 $18.00 $16.00 $14.00 $12.00

10/31/2004 12/6/2004 1/12/2005 2/17/2005 3/26/2005 5/1/2005 6/7/2005 7/13/2005 8/19/2005 9/24/2005 10/31/2005

4/4: MARINES announces the completion of Phase I and II of its factory consolidation, MARINES will enter into Phase III of the program which will include the closing of fabs in Colorado and Ireland. The Phase I and II activities included closure and consolidation of eight plants.

11/18: MARINES announces Q4 and full FY2004 results. For the quarter ended September 26, 2004 the company generated revenues of $68 million and EPS of $0.13. For the full fiscal year, the MARINES produced revenues of $244.8 million and pro forma EPS of $0.35.

7/28: MARINES announces Q3FY05 results of $75.2 million and pro forma EPS of $0.18.

4/15 – 6/29: Four Wall Street research Analysts initiate coverage on MARINES.

7/27: Permlight Products announced that a lawsuit was filed against MARINES claiming damages of $1 million from defective products

7/27: Permlight Products announced that a lawsuit was filed against MARINES claiming damages of $1 million from defective products

4/28: MARINES announces Q2FY05 results of $73.3 million and pro forma EPS of $0.16.

Current: $23.17

Confidential

HOULIHAN LOKEY HOWARD & ZUKIN

Project MILITARY

Business Overview of MARINES

MARINES Historical Performance

($ in Millions, Except Per Share Data)


Earnings Per Share
$0.005
$0.01
$0.02
$0.04
$0.05
$0.07
$0.10
$0.13
$0.14
$0.16
$0.18
$0.19 (1)


Revenues
$45.9
$48.3
$50.5
$52.8
$54.9
$57.7
$64.1
$68.0
$69.8
$75.2
$78.3 (1)


Gross Margin
31.2%
31.5%
32.3%
32.8%
35.1%
36.1%
37.4%
38.9%
41.1%
44.7%
46.6%
47.8% (1)


Operating Margin
0.7%
2.7%
4.0%
6.0%
8.8%
10.6%
13.9%
17.4%
18.7%
20.7%
21.0%
23.1% (1)

(1) Estimates based on Wall Street research.

33

Confidential

Houlihan Lokey Howard & Zukin

Project MILITARY

Business Overview of MARINES

Analyst Estimates and Research Commentary

($ in Millions, Except Per Share Data)

Date	Firm *(Analyst)*	Price at Report	Comments		Estimates 2005 FY/CY	Estimates 2006 FY/CY	Price Target
10/12/05	Needham *(N. Quinn Bolton)* **STRONG BUY**	$22.43	✧ "We remain bullish on the company's long-term prospects as MARINES has identified four additional margin drivers (beyond Phase III of Factory Utilization Enhancement Program) that should provide upside to the company's end-of-FY06 gross margin and operating margin targets of 50% and 27%, respectively." ✧ "With less than 30% of sales driven by consumer spending, MARINES should be less affected than most semiconductor stocks were consumer spending to slow. We remind investors that MARINES, with its diverse revenue base and expanding gross and operating margins, is a defensive semiconductor play and encourage investors to take advantage of recent weakness to add to positions."	Revs.	$296.3 / $308.0	$343.0 / NA	$30.00
				EPS	$0.66 / $0.75	$1.05 / NA	
7/29/05	Stanford Group *(Chris Chaney)* **BUY**	$23.03	✧ "The company's high-margin high-reliability components sold into the military and commercial aerospace markets are benefiting from little competition, stronger military spending and a rebounding commercial aircraft market, while the non-seasonal high-margin medical business helps the company balance lower margin seasonal growth in its consumer electronics markets." ✧ We believe MARINES has wins at Samsung, Sony, Sharp, Philips and LG. MARINES appears on track to lock in 25% share by year end 2005, which could reach 40% to 50% share in CY06 if it continues its present trajectory."	Revs.	$296.5 / 308.1	$345.5 / NA	$25.00
				EPS	$0.66 / $0.74	$1.00 / NA	
7/29/05	Thomas Weisel Partners *(Eric Gomberg)* **OUTPERFORM**	$23.03	✧ "We continue to believe that MARINES represents a strong growth story with healthy margin expansion, a diverse end-market base and significant room for increased penetration across a variety of end market." ✧ "Based on faster-than-anticipated gross margin expansion, we believe that MARINES will reach its 50% gross margin target by F3Q06. We are optimistic that revenue and margins will track toward the high end of guidance and that our FY05 and FY06 estimates will ultimately prove conservative."	Revs.	$297.0 / $307.9	$339.4 / $350.1	NA
				EPS	$0.66 / $0.73	$1.00 / 1.10	
7/28/05	CIBC *(Rick Schafer)* **SECTOR-OUTPERFORM**	$23.03	✧ "With numerous new platforms ramping, we believe the company is on track to hit notebook share for backlight inverters and ambient light sensors of 10% by the December quarter. We expect notebook revenues to edge higher going forward." ✧ "We highlight that MARINES is likely to post 20% YoY growth in CY05 versus only flattish top-line results for its peer group. Further, we believe that the company is tracking ahead of schedule to meet its corporate gross margin target of 50% as a result of its consolidation efforts, price increases, and greater volume."	Revs.	$296.3 / $306.5	$335.0 / $345.0	$30.00
				EPS	$0.66 / $0.74	$0.97 / $1.05	
	First Call Revenue Est.				**$296.6 / $307.8**	**$340.6 / $352.9**	
	First Call EPS Est.				**$0.66 / $0.74**	**$0.99 / $1.10**	

34

Confidential

Project MILITARY

Business Overview of MARINES

MARINES Income Statement (1)

($ in Millions, Except Per Share Data)

CY Calendar Year CY Calendar Year CY

2004 1Q05 2Q05 3Q05E 4Q05E 2005E 1Q06E 2Q06E 3Q06E 4Q06E 2006E

Revenue $259.6 $73.3 $75.2 $78.7 $80.7 $307.9 $83.3 $86.1 $89.2 $91.5 $350.1

COGS 159.6 40.5 40.2 40.9 41.4 163.0 41.9 42.3 42.8 43.9 170.9

Gross Profit $100.0 $32.8 $35.0 $37.8 $39.3 $144.9 $41.4 $43.8 $46.4 $47.6 $179.2

SG&A 40.0 $12.9 14.6 14.6 14.2 56.3 13.8 13.4 13.0 12.4 52.6

R&D 20.2 $4.7 4.6 5.0 5.1 19.4 5.2 5.4 5.5 5.6 21.7

Operating Income $39.8 $15.2 $15.8 $18.2 $20.0 $69.2 $22.4 $25.0 $27.9 $29.5 $104.8

Interest & Other Inco 0.2 0.3 0.4 0.5 0.6 1.8 0.6 0.6 0.7 0.7 2.6

Pre Tax Income $40.0 $15.4 $16.2 $18.7 $20.6 $71.0 $23.0 $25.6 $28.6 $30.2 $107.4

Provision for Tax 13.2 5.2 4.7 6.2 6.8 22.9 7.6 7.7 8.6 9.1 33.0

Net Income $26.8 $10.2 $11.5 $12.5 $13.8 $48.0 $15.4 $17.9 $20.0 $21.2 $74.4

Cash EPS $0.43 $0.16 $0.18 $0.19 $0.21 $0.73 $0.23 $0.26 $0.29 $0.31 $1.10

Revenue Growth (Q/Q) 25.8% 5.0% 2.6% 4.6% 2.5% 18.6% 3.2% 3.4% 3.6% 2.6% 13.7%

Gross Margin 38.5% 44.7% 46.6% 48.0% 48.7% 47.1% 49.7% 50.9% 52.0% 52.0% 51.2%

SG&A (as a % of Rev.) 15.4% 17.6% 19.5% 18.6% 17.6% 18.3% 16.6% 15.6% 14.6% 13.6% 15.0%

R&D (as a % of Rev.) 7.8% 6.5% 6.1% 6.4% 6.3% 6.3% 6.2% 6.3% 6.2% 6.2% 6.2%

Operating Margin 15.3% 20.7% 21.0% 23.1% 24.8% 22.5% 26.9% 29.0% 31.3% 32.3% 29.9%

PreTax Margin 15.4% 21.0% 21.6% 23.8% 25.5% 23.0% 27.6% 29.7% 32.1% 33.0% 30.7%

Net Margin 10.3% 13.9% 15.3% 15.9% 17.1% 15.6% 18.5% 20.8% 22.4% 23.1% 21.3%

(1) Estimates based on Wall Street research

35.

Confidential

Project MILITARY

Business Overview of MARINES

MARINES Balance Sheet (1)

($ in Millions)

CY 2005E CY2006

Q1A Q2A Q3E Q4E Q4E

Assets

Cash $59.8 $77.2 $87.1 $98.8 $163.4

Accounts Receivable 48.0 49.7 52.0 53.3 60.5

Inventory 55.5 54.6 55.5 56.2 59.6

Other Current Assets 10.3 10.1 10.6 10.8 12.3

Total Current Assets $173.6 $191.5 $205.2 $219.2 $295.8

Net PP&E $58.2 $58.7 $59.4 $60.2 $63.9

Existing Goodwill & Intangibles 8.2 8.0 7.8 7.5 6.6

Other Assets 12.8 12.9 12.9 12.9 12.9

Total Assets $252.8 $271.1 $285.2 $299.9 $379.1

Liabilities & Stockholders’ Equity

Accounts Payable $13.2 $12.2 $12.4 $12.6 $13.4

Other Current Liabilities 31.2 34.7 36.3 37.2 42.2

Debt 0.1 0.1 0.1 0.1 0.1

Other Liabilities 3.7 3.7 3.7 3.7 3.7

Stockholders Equity 204.6 220.4 232.7 246.3 319.8

Total Liabilities & Stockholders’ Equity $252.8 $271.1 $285.2 $299.9 $379.1

            (1) Estimates based on Wall Street research.

IV. SUMMARY VALUATION

Summary Valuation of ARMY

Summary Valuation of MARINES

Confidential

Project MILITARY

Summary Valuation of ARMY

ARMY Summary Valuation – Equity Value (1)

($ in Millions, Except Per Share Data)

$20.00 $16.00 $12.00 $8.00 $4.00 $0.00

6 Month 1 Year 2 Year LTM 2005 2006 LTM 2005 2006 LTM NTM LTM NTM 1 Day 1 Month 1 Month Revenue

ARMY Current Price: $9.50

Offer Price: $12.08 (0.43500x & $2.00 Cash)

$9.53 $7.44 $7.37 $5.88 $5.88 $7.50 $7.46 $9.53 $8.57

$7.89 $5.88 $14.52 $9.77

$9.14 $5.70 $17.10 $16.96 $9.87 $9.46 $5.44 $18.27 $10.97 $10.77 $5.99 $4.48 $2.73 $2.43 $1.75 $3.94 $2.82 $2.70 $2.17 $12.78 $9.12

$8.66 $7.18 $11.63 $8.64 $8.50 $5.97 $11.94 $9.61

$9.58 $5.95 $13.16 $8.64 $8.57 $4.06 $14.15 $11.50 $11.40 $8.89 $14.78 $12.02

$11.92 $14.82 $11.36 $11.27 $8.16 $12.49 $10.17 $8.16

Mean Median $2.30

$10.09 $1.53 $0.91

Exchange Revenue Revenue Revenue P/E P/E P/E Revenue Revenue Net Income Net Income Ratio

Historical Publicly Traded Comparables Acquisition Comparables Premiums Paid DCF Trading Range Analysis Analysis Analysis Analysis

High 2.9x 2.7x 2.4x 35.3x 25.8x 22.3x 1.9x 1.6x 18.1x 24.9x 49.0% 58.2% 62.0% WACC:

Mean 1.5x 1.5x 1.4x 21.6x 18.4x 15.9x 1.3x 1.2x 12.0x 16.4x 20.0% 28.7% 23.2% 21%-25%

Median 1.4x 1.4x 1.3x 19.2x 17.7x 15.1x 1.3x 1.2x 13.1x 16.2x 21.0% 27.6% 24.1% Revenue

Low 0.8x 0.7x 0.7x 13.8x 14.2x 12.5x 0.8x 0.7x 7.2x 7.7x -6.4% 8.0% -10.8% Multiple:

$62.2 $64.0 $78.7 $0.13 $0.15 $0.57 $62.2 $75.3 $1.4 $5.9 $9.50 $9.34 0.39490x 1.0x–1.5x

Trading Metric (2)

ARMY Current Multiples 1.5x 1.4x 1.2x 74.6x 62.2x 16.6x 1.5x 1.2x 74.6x 18.0x

Trans. Multiples 2.0x 1.9x 1.6x 95.3x 79.0x 21.1x 2.0x 1.6x 96.0x 23.2x 27.1% 29.3% 32.0%

(1) Based on ARMY net cash of $15.5 mm and 11.3 mm shares outstanding using the treasury stock method. (2) Estimates based on Wall Street research.

Confidential

Project MILITARY

Summary Valuation of ARMY

CY2005E Revenue Multiples of Comparable Companies (1)(2)

CY2005E P/E Multiples of Comparable Companies (1)(2)

2005E Revenue Multiple

2.0x 1.5x 1.0x 0.5x 0.0x

DIOD ONNN IRF ARMY FCS SYXI VSH SPEC

Transaction Multiple: 1.9x

Average: 1.5x 2.7x 1.8x 1.6x 1.4x 1.4x 1.2x 1.0x 0.7x 2005E P/E Multiple 35.0x 30.0x 25.0x 20.0x 15.0x 10.0x 5.0x 0.0x

ARMY VSH ONNN DIOD SYXI IRF SPEC FCS

62.2x 25.8x 19.3x 18.7x 16.7x 16.0x 14.2x

Transaction Multiple: 81.7x

Average: 18.4x

ARMY Comparable Companies

(1) Estimates based on Wall Street research. (2) Average excludes ARMY.

Confidential

Project MILITARY

Summary Valuation of ARMY

Most Recent Quarter Gross Margins of Comparable Companies (1)(2)

MRQ Gross Margin

40% 30% 20% 10% 0%

41% 36% 35% 33% 33% 28% 23% 21%

Average: 30.6%

IRF ARMY DIOD SYXI ONNN SPEC VSH FCS

Most Recent Quarter Operating Margins of Comparable Companies (1)(2)

MRQ Operating Margin

20% 15% 10% 5% 0%

DIOD IRF ONNN SYXI SPEC ARMY VSH FCS

19% 14% 14% 12% 10% 6% 6% 2%

Average: 11.0%

ARMY Comparable Companies

(1) Based on recent public filings. (2) Average excludes ARMY.

Confidential

Project MILITARY

Summary Valuation of ARMY

($ in Millions)

CY2004-CY2005E Revenue Growth Rate of Comparable Companies (1)(2)

2004-2005E Revenue Growth Rate

10% 5% 0% -5% -10%

28.7% 12.5% 8.8%

(2.1%) (4.4%) (5.7%) (6.1%) (11.5%)

Average: 3.7%

SPEC DIOD SYXI ONNN VSH ARMY IRF FCS

CY2005E Revenue

CY2005E Revenue of Comparable Companies (1)(2)

$2,000 $1,500 $1,000 $500 $0

VSH FCS ONNN IRF SYXI DIOD SPEC ARMY

$2,308 $1,417 $1,240 $1,113 $263 $209 $104 $64

Average: $950.4

ARMY Comparable Companies

(1) Estimates based on Wall Street research. (2) Average excludes ARMY.

Confidential

Houlihan Lokey Howard & Zukin

Project MILITARY

Summary Valuation of ARMY

($ in Millions, Except Per Share Data)

The Comparable Companies Scorecard

	ARMY	Diodes	Fairchild	IRF	ON	Spectrum Control [3]	IXYS	Vishay	Average
Stock Price[1]	$9.50	$36.26	$15.40	$29.59	$4.64	$6.26	$10.24	$11.34	$16.25
% of 52 Week High	99.7%	91.6%	85.6%	52.7%	78.1%	69.6%	68.2%	73.8%	74.2%
Revenues [1]									
2004 Revenues	$67.8	$185.7	$1,601.2	$1,184.8	$1,266.9	$80.5	$241.3	$2,413.6	$996.3
2005 Revenues	$64.0	$208.9	$1,417.0	$1,112.9	$1,240.2	$103.6	$262.6	$2,307.6	$950.4
2006 Revenues	$78.7	$237.0	$1,500.0	$1,184.5	$1,329.2	$112.4	$287.0	$2,508.2	$1,022.6
Growth [1]									
2003-2004 Rev. Growth	38.8%	35.6%	14.3%	27.5%	18.5%	27.8%	59.7%	11.2%	27.8%
2004-2005 Rev. Growth	(5.7%)	12.5%	(11.5%)	(6.1%)	(2.1%)	28.7%	8.8%	(4.4%)	3.7%
2005-2006 Rev. Growth	23.0%	13.5%	5.9%	6.4%	7.2%	8.5%	9.3%	8.7%	8.5%
MRQ Margins									
Gross	35.8%	34.8%	21.0%	40.7%	33.2%	28.3%	33.3%	22.8%	30.6%
Operating	6.3%	19.1%	1.5%	14.3%	13.5%	9.8%	12.2%	6.3%	11.0%
Net	6.9%	15.5%	NEG	10.8%	7.6%	6.0%	8.1%	3.8%	8.6%
Valuation [1]									
LTM P/E Ratio	74.6x	21.5x	NM	13.8x	NEG	18.1x	19.2x	35.3x	21.6x
2005 P/E Ratio	62.2x	18.7x	NM	16.0x	19.3x	14.2x	16.7x	25.8x	18.4x
2006 P/E Ratio	16.6x	17.6x	22.3x	17.6x	13.3x	13.1x	12.5x	15.1x	15.9x
LTM EV/ Rev. Ratio	1.5x	2.9x	1.4x	1.5x	1.8x	0.8x	1.2x	1.0x	1.5x
2005 EV/ Rev. Ratio	1.4x	2.7x	1.4x	1.6x	1.8x	0.7x	1.2x	1.0x	1.5x
2006 EV/ Rev. Ratio	1.2x	2.4x	1.3x	1.5x	1.7x	0.7x	1.1x	0.9x	1.4x
Liquidity									
Cash	$15.5	$104.2	$504.6	$931.9	$272.3	$9.2	$70.7	$577.3	$352.9
Debt	$0.0	$19.7	$647.7	$562.8	$1,302.6	$1.7	$18.5	$767.1	$474.3
Net Cash	$15.5	$84.5	($143.1)	$369.1	($1,030.3)	$7.5	$52.2	($189.8)	($121.4)
Market Capitalization [2]	$107.1	$658.3	$1,875.7	$2,127.2	$1,221.9	$81.8	$370.3	$2,092.7	$1,204.0
Enterprise Value [2]	$91.6	$573.8	$2,018.8	$1,758.0	$2,252.2	$74.3	$318.1	$2,282.5	$1,325.4

(1) Based on Wall Street research. Stock prices as of 10/31/06.
(2) Values based on treasury stock method diluted shares outstanding.
(3) Spectrum Control's 2005 estimates derived from the last 2 quarters results being annualized. 2006 estimates derived from the average 2006 growth rate.

42

Confidential

Houlihan Lokey Howard & Zukin

Project MILITARY

Summary Valuation of ARMY

Selected Comparable Acquisitions (1)

($ in Millions)

Date Ann.	Acquiror Name	Target Name	Announcement Offer Value	Announcement Transaction Value	Transaction Value/ Revenue LTM	Transaction Value/ Revenue NTM	Offer Value/ Net Income LTM	Offer Value/ Net Income NTM	Premium to Average Price 1 Day	Premium to Average Price 1 Month	Premium to Average Exchange Ratio 1 Day	Premium to Average Exchange Ratio 1 Month
06/15/05	AMI Semiconductor	Flextronics Semiconductor Div.	$135.0	$135.0	1.8x	1.3x	NA	NA	NA	NA	NA	NA
05/17/05	HG Capital	National Semi - Digital Wireless Div.	$70.0	$70.0	0.8x	0.7x	15.2x	7.7x	NA	NA	NA	NA
03/31/05	Standmicro Systems	Oasis Silicon Systems	$114.7	$93.7	1.9x	1.6x	NM	24.9x	NA	NA	NA	NA
03/03/05	Vishay	Siliconix	$204.9	$145.5	1.6x	1.6x	18.1x	15.9x	20.0%	19.8%	20.0%	18.3%
10/18/04	Silicon Storage Technology,	G-Plus, Inc	$24.1	$24.1	NA	1.2x	NA	NA	NA	NA	NA	NA
03/08/04	PLX Technology, Inc.	NetChip Technology, Inc.	$20.9	$19.9	NA	1.0x	NA	23.4x	NA	NA	NA	NA
10/20/03	Cypress Semiconductor	Cascade Semiconductor Corporation	$18.5	$18.5	1.5x	1.2x	NA	NA	NA	NA	NA	NA
06/12/02	Infineon	Telefon AB LM Ericsson-Micro	$378.0	$378.0	1.8x	1.5x	NA	NA	NA	NA	NA	NA
04/22/02	IXYS	Clare	$56.7	$56.6	1.2x	NA	NA	NA	-6.4%	27.6%	-6.4%	25.3%
04/15/02	International Rectifier	TechnoFusion GmbH	$50.0	$50.0	1.0x	NA	NA	NA	NA	NA	NA	NA
04/15/02	STMicroelectronics	Alcatel Microelectronics	$343.1	$343.1	1.1x	1.2x	NA	NA	NA	NA	NA	NA
03/11/02	Creative Technology	3DLabs	$110.9	$110.9	1.2x	NA	NA	NA	22.0%	32.2%	22.0%	24.1%
12/20/01	Integrated Circuit Systems	Micro Networks	$65.0	$76.7	1.5x	NA	8.5x	NA	NA	NA	NA	NA
12/17/01	Alpha Industries, Inc.	Conexant Systems, Inc. - Wireless	$2,138.0	$2,138.0	NM	NM	NA	NA	NA	NA	NA	NA
10/30/01	Digi International	NetSilicon	$50.3	$39.5	1.4x	1.3x	NA	NA	49.0%	44.2%	49.0%	37.0%
06/28/01	Vishay Intertechnology	Infineon - Infrared Components	$120.0	$120.0	0.9x	1.2x	NA	NA	NA	NA	NA	NA
04/02/01	Vishay Intertechnology	General Semiconductor	$371.4	$582.9	1.2x	NA	7.2x	NA	2.8%	8.0%	2.8%	6.6%
02/06/01	National Semiconductor	InnoCOMM Wireless	$130.0	$130.0	NA	NA	NA	NA	NA	NA	NA	NA
01/20/01	Fairchild Semiconductor	Intersil - Discrete Power Business	$338.0	$342.0	1.6x	NA	NA	NA	NA	NA	NA	NA
01/15/01	Intel Corp.	Xircom	$742.5	$434.0	0.8x	0.9x	13.1x	NA	38.4%	58.2%	38.4%	62.0%
01/28/00	International Rectifier	Zing Technologies, Inc.	$37.0	$27.2	1.1x	NA	7.9x	NA	2.4%	10.8%	2.4%	-10.8%
06/02/99	Intersil	Harris Corp - Semiconductor	$677.8	$767.8	1.4x	NA	NA	NA	NA	NA	NA	NA
05/10/99	Texas Pacific Group	ON Semiconductor Corporation	$1,600.0	$1,600.0	1.0x	0.8x	NA	16.6x	NA	NA	NA	NA
05/03/99	Texas Instruments	Integrated Sensor Solutions	$65.8	$59.3	NA	1.3x	NA	NA	31.4%	NM	NA	NA
01/20/99	Bain Capital	Integrated Circuit Systems	$265.9	$230.4	1.6x	1.6x	14.0x	9.7x	NA	NA	NA	NA
		Summary										
		Maximum			1.9x	1.6x	18.1x	24.9x	49.0%	58.2%	49.0%	62.0%
		Mean			1.3x	1.2x	12.0x	16.4x	20.0%	28.7%	18.3%	23.2%
		Median			1.3x	1.2x	13.1x	16.2x	21.0%	27.6%	20.0%	24.1%
		Minimum			0.8x	0.7x	7.2x	7.7x	-6.4%	8.0%	-6.4%	-10.8%

(1) Sources: Mergerstat, SEC filings, press releases and historical stock price data.

43

Confidential

Project MILITARY

Summary Valuation of ARMY

Discounted Cash Flow Analysis – Revenue Multiple Method

($ in Millions, Except Per Share Data)

Calendar Year Ending Dec. 31,

3 Months Ending 12/31/05E 2006 2007 2008 2009 2010 2011

Sales $17.8 $78.7 $94.4 $113.3 $136.0 $163.2 $195.8

EBITDA 2.4 14.2 19.6 23.5 28.2 33.8 40.6

Less: Depreciation (1.0) (4.4) (5.3) (6.3) (7.6) (9.1) (10.9)

EBITA 1.4 9.8 14.3 17.2 20.6 24.7 29.7

Less: Taxes @ 38.5% 0.0 (3.8) (5.5) (6.6) (7.9) (9.5) (11.4)

Tax-effected EBITA 1.4 6.0 8.8 10.6 12.7 15.2 18.3

Plus: Depreciation 1.0 4.4 5.3 6.3 7.6 9.1 10.9

Plus: Deferred Taxes 0.0 0.0 0.0 0.0 0.0 0.0 0.0

Less: Capital Expenditures (0.7) (3.0) (3.6) (6.3) (7.6) (9.1) (10.9)

Less: Changes in Working Capital (0.7) (2.8) (4.0) (5.1) (6.1) (7.3) (8.8)

Free Cash Flow $1.0 $4.6 $6.4 $5.5 $6.6 $7.9 $9.5

Discounted (1) PV of Terminal Value as a

Cash Flows Multiple of 2011 Revenue (2) Firm Value

Discount Rate (2005-2010) 1.0x 1.3x 1.5x 1.0x 1.3x 1.5x

21% $17.5 $72.0 $90.0 $108.0 $89.4 $107.4 $125.4

22% 17.0 68.9 86.2 103.4 86.0 103.2 120.4

23% 16.6 66.0 82.5 99.1 82.7 99.2 115.7

24% 16.3 63.3 79.1 94.9 79.5 95.4 111.2

25% 15.9 60.7 75.8 91.0 76.6 91.7 106.9

Net Debt Total Equity Value Equity Value per Share (3)

Discount Rate @ 9/30/05 1.0x 1.3x 1.5x 1.0x 1.3x 1.5x

21% ($15.5) $104.9 $122.9 $140.9 $9.30 $10.90 $12.49

22% (15.5) 101.4 118.7 135.9 8.99 10.52 12.05

23% (15.5) 98.1 114.6 131.2 8.70 10.17 11.63

24% (15.5) 95.0 110.8 126.6 8.42 9.83 11.23

25% (15.5) 92.0 107.2 122.3 8.16 9.50 10.85

(1) Present values calculated as of September 30, 2005

(2) Discounted 5.25 years; based on CYE December 31, 2011 Revenue of $195.8 million. (3) Based on 11.3 million shares outstanding using the treasury stock method.

Confidential

Summary Valuation of ARMY

Summary Range of Values

($ in Millions, Except Per Share Data)

Project MILITARY

Fundamental Valuation of ARMY ARMY Statistic Revised Multiple Range Implied Range of Values (1)

Publicly Traded Comparables Analysis:

LTM Revenue $62.2 1.0x — 1.5x $6.89 — $9.65

CY’05E Revenue $64.0 1.0x — 1.5x $7.05 — $9.88

CY’06E Revenue $78.7 1.0x — 1.5x $8.35 — $11.84

CY’06E P/E $0.57 12.5x — 18.0x $7.16 — $10.30

Transaction Comparables Analysis

LTM Revenue $62.2 1.0x — 1.5x $6.89 — $9.65

NTM Revenue $75.3 0.9x — 1.5x $7.38 — $11.39

NTM Net Income $5.9 15.0x — 18.0x $7.92 — $9.50

Premiums Paid Analysis:

1 Day Price $9.50 20.0% — 30.0% $11.40 — $12.35

1 Month Average Price $9.34 25.0% — 35.0% $11.68 — $12.61

1 Month Average Exchange Ratio 0.39490x 20.0% — 30.0% $10.98 — $11.89

DCF Analysis

Revenue Multiple 1.0x — 1.5x $8.16 — $12.49

Implied Value Range $8.57 — $11.34

Implied Consideration Paid for ARMY (0.43500x + $2.00) $12.08

(1) Based on ARMY net cash of $15.5 mm and 11.3 mm shares outstanding using the treasury stock method.

IV. SUMMARY VALUATION

Summary Valuation of ARMY

Summary Valuation of MARINES

Confidential

Project MILITARY

Summary Valuation of MARINES

MARINES Summary Valuation – Equity Value (1)

($ in Millions, Except Per Share Data) $50.00 $40.00 $30.00 $20.00 $10.00 $0.00

6 Month 1 Year 2 Year LTM 2005 2006 LTM 2005 2006 LTM NTM LTM NTM Revenue $25.65

$22.25

$21.92

$17.48 $25.65

$19.15 $18.06 $14.65 $25.65

$16 .0 8

$15.31

$9.63 $44.56 $27.88 $25.75 $16.71 $37.71 $37.53 $2 3 .4 7

$20.38

$14.33 $22.87 $21.09 $13.87 $31.64

$2 0 .8 0

$18.98 $14.80 $29.39 $21.77 $21.00 $16.35 $36.67

$25.22 $24 .4 9 $20.65 $58.67 $61.04 $28 .9 0

$27.18 $30.50

$26.85 $14.56 $11.08 $36.95 $41.49 $2 0 .0 4 $17.60 $9.64 $3 0 .84 $31.77

$28.68 $27.26 $23.34

$18.96

MARINES Current Price: $23.17

Revenue Revenue Revenue P/E P/E P/E Revenue Revenue Net Income Net Income

Historical Trading Range

Publicly Traded Comparables Analysis

Acquisition Comparables Analysis

DCF

High 9.9x 8.1x 7.1x 47.9x 40.3x 33.5x 13.2x 12.0x 58.3x 42.1x

Mean 6.1x 4.9x 4.2x 31.5x 29.8x 23.0x 6.4x 5.9x 31.6x 31.3x

Median 5.6x 4.3x 3.9x 28.8x 28.8x 22.4x 6.0x 5.2x 27.8x 29.1x

Low 3.6x 2.9x 2.5x 22.4x 22.4x 18.8x 2.3x 2.7x 15.2x 19.2x

Trading Metric (2) $297.0 (3) $307.9 $350.1 $0.66(3) $0.73 $1.10 $297.0 (3) $339.3 $43.1(3) $67.1

MARINES Current Mult. 5.0x 4.9x 4.3x 35.1x 31.7x 21.2x 5.0x 4.4x 36.6x 23.5x

WACC: 16%—20% Revenue Multiple: 3.75x – 4.5x

(1) Based on MARINES net cash of $77.2 mm and 68.0 mm shares outstanding using the treasury stock method. (2) Estimates based on Wall Street research.

(3) Last twelve months data as of the quarter ended September 30, 2005.

Confidential

Summary Valuation of MARINES

($ in Millions)

Project MILITARY

CY2005E Revenue Multiples of Comparable Companies (1)(2)

CY2004-CY2005E Revenue Growth Rate of Comparable Companies (1)(2)

8.0x 6.0x 4.0x 2.0x 0.0x

8.1x 7.9x

6.2x 6.0x

5.0x 4.9x 4.7x

3.9x 3.8x 3.7x 3.7x 3.5x

2.9x

Average: 4.9x

LLTC

HITT

MXIM

SUPX

ISIL

MARINES

ADI

NSM

SMTC OIIM POWI SLAB MCRL

20% 15% 10% 5% 0% -5% -10%

29.5% 18.6% 18.5% 17.2%

12.5% 10.3%

5.6%

0.3%

(9.9%)

Average: 5.0%

(2.5%)

(6.2%)

(7.4%) (7.5%)

HITT

MARINES

SUPX OIIM LLTC

ISIL POWI MXIM MCRL SMTC

NSM

SLAB

ADI

MARINES

Comparable Companies

(1) Estimates based on Wall Street research. (2) Average excludes MARINES.

Confidential

Summary Valuation of MARINES

Project MILITARY

CY2005E P/E Multiples of Comparable Companies (1)(2)

CY2006E P/E Multiples of Comparable Companies (1)(2)

40.0x 30.0x 20.0x 10.0x 0.0x

2005E P/E Multiple

SUPX OIIM HITT

MARINES

ISIL POWI SMTC MCRL

ADI SLAB LLTC

MXIM

NSM

40.3x 38.5x

35.5x

31.7x 31.6x 31.0x

29.0x 28.5x

27.6x 27.3x

23.4x 22.8x 22.4x

Average: 29.8x

30.0x 20.0x 10.0x 0.0x

33.5x 28.2x

23.8x 23.8x 23.7x 23.4x

21.3x

21.2x 20.1x

20.0x 19.8x

19.7x 18.8x

Average: 23.0x

2006E P/E Multiple

HITT SLAB ADI SUPX POWI ISIL LLTC MARINES SMTC MXIM OIIM NSM MCRL

MARINES

Comparable Companies

(1) Estimates based on Wall Street research. (2) Average excludes MARINES.

Confidential

Houlihan Lokey Howard & Zukin

Project MILITARY

Summary Valuation of MARINES

($ in Millions, Except Per Share Data)

The Comparable Companies Scorecard

	MARINES	ADI	Hittite	Intersil	Linear	Maxim	Micrel	National	O2Micro	POWI	SLAB	Supertex	Semtech	Average
Stock Price [1]	$23.17	$34.78	$23.10	$22.73	$33.21	$34.68	$9.99	$22.63	$13.10	$21.11	$32.17	$36.64	$15.08	$24.94
% of 52 Week High	90.3%	83.5%	95.3%	95.1%	79.7%	75.5%	75.0%	84.9%	72.9%	85.3%	87.9%	96.7%	67.2%	83.2%
Revenues [1]														
2004 Revenues	$259.6	$2,633.8	$61.7	$535.7	$950.3	$1,662.1	$257.6	$2,081.7	$92.2	$136.6	$456.2	$58.3	$253.6	$765.0
2005 Revenues	$307.9	$2,374.1	$79.9	$591.0	$1,068.8	$1,666.3	$251.2	$1,928.5	$108.1	$144.3	$421.8	$69.1	$237.9	$745.1
2006 Revenues	$350.1	$2,608.0	$94.2	$696.1	$1,221.4	$1,924.6	$295.9	$2,101.0	$130.6	$169.9	$455.6	$94.9	$273.3	$838.8
Growth [1]														
2003-2004 Rev. Growth	25.8%	20.5%	46.9%	(3.7%)	39.8%	35.2%	21.7%	20.5%	4.1%	8.7%	40.2%	11.4%	32.0%	23.1%
2004-2005 Rev. Growth	18.6%	(9.9%)	29.5%	10.3%	12.5%	0.3%	(2.5%)	(7.4%)	17.2%	5.6%	(7.5%)	18.5%	(6.2%)	5.0%
2005-2006 Rev. Growth	13.7%	9.9%	17.9%	17.8%	14.3%	15.5%	17.8%	8.9%	20.8%	17.7%	8.0%	37.3%	14.9%	16.7%
MRQ Margins														
Gross	46.5%	58.1%	69.3%	56.2%	78.6%	71.2%	54.6%	56.2%	62.5%	49.6%	54.6%	56.4%	55.4%	60.2%
Operating	21.0%	23.1%	36.3%	22.4%	56.4%	44.1%	18.2%	26.4%	18.4%	15.1%	16.6%	27.2%	16.3%	26.7%
Net	15.3%	20.8%	24.1%	19.6%	42.4%	31.4%	13.6%	17.9%	11.7%	15.6%	14.0%	20.8%	12.7%	20.4%
Valuation [1]														
LTM P/E Ratio [2]	35.1x	28.8x	38.5x	42.1x	23.9x	22.4x	31.1x	25.1x	47.9x	32.7x	28.3x	NM	25.9x	31.5x
2005 P/E Ratio	31.7x	27.6x	35.5x	31.6x	23.4x	22.8x	28.5x	22.4x	38.5x	31.0x	27.3x	40.3x	29.0x	29.8x
2006 P/E Ratio	21.2x	23.8x	33.5x	23.4x	21.3x	20.0x	18.8x	19.7x	19.8x	23.7x	28.2x	23.8x	20.1x	23.0x
LTM EV/ Rev. Ratio [2]	5.0x	5.8x	8.4x	6.6x	9.9x	7.1x	3.6x	4.5x	5.5x	4.7x	4.4x	8.1x	4.9x	6.1x
2005 EV/ Rev. Ratio	4.9x	4.7x	7.9x	5.0x	8.1x	6.2x	2.9x	3.9x	3.7x	3.7x	3.5x	6.0x	3.8x	4.9x
2006 EV/ Rev. Ratio	4.3x	4.2x	6.7x	4.2x	7.1x	5.3x	2.5x	3.5x	3.1x	3.1x	3.2x	4.4x	3.3x	4.2x
Liquidity														
Cash	$77.2	$2,783.9	$52.9	$691.4	$1,834.5	$1,585.1	$140.8	$1,015.6	$117.7	$121.8	$335.2	$96.3	$262.7	$753.2
Debt	$0.0	$0.0	$0.7	$0.0	$0.0	$0.0	$0.2	$22.1	$0.0	$0.0	$0.0	$0.0	$1.3	$2.0
Net Cash	$77.2	$2,783.9	$52.2	$691.4	$1,834.5	$1,585.1	$140.7	$993.5	$117.7	$121.8	$335.2	$96.3	$261.4	$751.1
Market Capitalization [3]	$1,576.6	$13,830.6	$682.1	$3,629.1	$10,473.2	$11,873.8	$873.2	$8,423.5	$522.5	$651.1	$1,811.0	$510.5	$1,163.4	$4,537.0
Enterprise Value [3]	$1,499.4	$11,046.7	$629.9	$2,937.7	$8,638.7	$10,288.7	$732.6	$7,430.0	$404.8	$529.3	$1,475.8	$414.2	$902.0	$3,785.9

(1) Estimates based on Wall Street research. Stock prices as of 10/31/05.
(2) MARINES last twelve months data as of the quarter ended September 30, 2005.
(3) Values based on treasury stock method diluted shares outstanding.

50

Confidential

Houlihan Lokey Howard & Zukin

Project MILITARY

Summary Valuation of MARINES

Selected Comparable Acquisitions (1)

($ in Millions)

Date			Announcement		Transaction Value/ Revenue		Offer Value/ Net Income		Premium to Average Price	
Ann.	Acquiror Name	Target Name	Offer Value	Transaction Value	LTM	NTM	LTM	NTM	1 Day	1 Month
06/15/05	Integrated Device Technology	Integrated Circuit Systems	$1,689.0	$1,481.9	5.8x	5.7x	24.5x	25.4x	19.2%	15.3%
03/14/04	Intersil Corporation	Xicor, Inc.	$525.7	$503.6	12.2x	9.3x	NA	NM	13.4%	12.1%
05/05/03	Zoran Corporation	Oak Technology, Inc.	$339.5	$271.7	2.3x	2.7x	NA	NA	24.0%	38.2%
03/11/02	Intersil Corporation	Elantec Semiconductor, Inc.	$1,435.4	$1,248.3	13.2x	12.0x	NA	NA	29.7%	46.3%
12/17/01	Alpha Industries, Inc.	Conexant Systems, Inc. - Wireless	$2,138.0	$2,138.0	8.3x	6.3x	NA	NA	NA	NA
09/28/01	Genesis Microchip	Sage, Inc.	$241.2	$202.2	6.1x	4.5x	NA	NA	37.2%	4.9%
05/15/01	TriQuint Semiconductor, Inc.	Sawtek Inc.	$1,306.4	$1,140.2	6.8x	9.9x	15.2x	35.6x	20.8%	26.1%
03/26/01	LSI Logic Corporation	C-Cube Microsystems Inc.	$875.1	$852.5	3.2x	3.2x	31.4x	39.6x	85.5%	96.2%
01/29/01	Maxim Integrated Products,	Dallas Semiconductor Corporation	$2,653.2	$2,418.6	4.7x	4.6x	27.8x	29.1x	46.0%	43.9%
10/27/00	Microchip Technology	TelCom Semiconductor, Inc.	$300.1	$188.8	3.3x	3.5x	41.7x	19.2x	23.8%	21.2%
06/21/00	Texas Instruments Incorporated	Burr-Brown Corporation	$7,423.0	$7,009.2	NA	NA	NA	NM	49.4%	78.0%
12/20/99	Conexant Systems, Inc.	Maker Communications, Inc.	$962.6	$906.8	NA	NA	NA	NA	34.2%	75.5%
07/26/99	Texas Instruments Incorporated	Unitrode Corporation	$1,330.2	$1,233.6	7.5x	5.8x	58.3x	42.1x	39.6%	31.1%
03/02/98	Unitrode Corporation	Benchmarq Microelectronics, Inc.	$150.3	$132.3	3.0x	3.1x	22.5x	27.9x	15.8%	31.0%
		Summary (4)								
		Maximum			13.2x	12.0x	58.3x	42.1x	85.5%	96.2%
		Mean			6.4x	5.9x	31.6x	31.3x	33.7%	40.0%
		Median			6.0x	5.2x	27.8x	29.1x	29.7%	31.1%
		Minimum			2.3x	2.7x	15.2x	19.2x	13.4%	4.9%

(1) Sources: Mergerstat, SEC filings, press releases and historical stock price data.

51

Confidential

HOULIHAN LOKEY HOWARD & ZUKIN

Project MILITARY

Summary Valuation of MARINES

Discounted Cash Flow Analysis – Revenue Multiple Method

($ in Millions, Except Per Share Data)

		3 Months Ending	Calendar Year Ending Dec. 31,					
		12/31/05E	2006	2007	2008	2009	2010	2011
Sales		$80.7	$350.1	$420.2	$504.2	$605.0	$726.1	$871.3
EBITDA		22.8	116.9	150.0	180.0	216.0	259.2	311.0
Less: Depreciation		(2.8)	(12.1)	(14.5)	(17.4)	(20.8)	(25.0)	(30.0)
EBITA		20.0	104.8	135.5	162.6	195.1	234.2	281.0
Less: Taxes @	32.3%	(6.5)	(33.9)	(43.8)	(52.6)	(63.1)	(75.7)	(90.9)
Tax-effected EBITA		13.5	70.9	91.7	110.0	132.0	158.4	190.1
Plus: Depreciation		2.8	12.1	14.5	17.4	20.8	25.0	30.0
Plus: Deferred Taxes		0.0	0.0	0.0	0.0	0.0	0.0	0.0
Less: Capital Expenditures		(3.6)	(15.7)	(18.8)	(22.6)	(20.8)	(25.0)	(30.0)
Less: Changes in Working Capital		(1.2)	(6.3)	(14.4)	(18.3)	(21.9)	(26.3)	(31.6)
Free Cash Flow		$11.5	$61.0	$72.9	$86.5	$110.1	$132.1	$158.6

	A	+	B			=	C		
Discount Rate	Discounted (1) Cash Flows (2005-2010)		PV of Terminal Value as a Multiple of 2011 Revenue (2)				Firm Value		
			3.8x	4.1x	4.5x		3.8x	4.1x	4.5x
16%	$286.0		$1,498.9	$1,648.8	$1,798.7		$1,784.9	$1,934.8	$2,084.7
17%	278.1		1,432.9	1,576.1	1,719.4		1,711.0	1,854.3	1,997.5
18%	270.6		1,370.2	1,507.3	1,644.3		1,640.8	1,777.8	1,914.9
19%	263.3		1,310.9	1,442.0	1,573.0		1,574.2	1,705.3	1,836.4
20%	256.4		1,254.5	1,380.0	1,505.4		1,510.9	1,636.4	1,761.8

	- D	=	E					
Discount Rat	Net Debt @ 6/30/05		Total Equity Value			Equity Value per Share (3)		
			3.8x	4.1x	4.5x	3.8x	4.1x	4.5x
16%	($77.0)		$1,861.9	$2,011.8	$2,161.7	$27.36	$29.57	$31.77
17%	(77.0)		1,788.0	1,931.3	2,074.6	26.28	28.38	30.49
18%	(77.0)		1,717.9	1,854.9	1,991.9	25.25	27.26	29.27
19%	(77.0)		1,651.3	1,782.3	1,913.4	24.27	26.19	28.12
20%	(77.0)		1,588.0	1,713.4	1,838.9	23.34	25.18	27.02

(1) Present values calculated as of September 30, 2005
(2) Discounted 5.25 years; based on CYE December 31, 2011 Revenue of $871.3 million.
(3) Based on 68.0 million shares outstanding using the treasury stock method.

52

Confidential

Summary Valuation of MARINES

Summary Range of Values

($ in Millions, Except Per Share Data)

Project MILITARY

Fundamental Valuation of ARMY MARINES Statistic Revised Multiple Range Implied Range of Values (1)

Publicly Traded Comparables Analysis:

LTM Revenue $297.0 5.0x — 6.0x $22.96 — $27.32

CY’05E Revenue $307.9 4.0x — 5.5x $19.24 — $26.02

CY’06E Revenue $350.1 3.8x — 4.5x $20.43 — $24.29

LTM P/E $0.66 32.0x — 45.0x $21.12 — $29.70

CY’05E P/E $0.73 28.0x — 37.0x $20.44 — $27.01

CY’06E P/E $1.10 20.0x — 25.0x $21.91 — $27.38

Transaction Comparables Analysis

LTM Revenue $297.0 5.0x — 6.5x $22.96 — $29.51

NTM Revenue $339.3 4.8x — 6.0x $24.82 — $31.05

LTM Net Income $43.1 20.0x — 35.0x $12.67 — $22.17

NTM Net Income $67.1 20.0x — 35.0x $19.71 — $34.50

DCF Analysis

Revenue Multiple 3.75x — 4.5x $23.34 — $31.77

Implied Value Range $21.46 — $29.34

Current MARINES Share Price $23.17

(1) Based on MARINES net cash of $77.2 mm and 68.0 mm shares outstanding using the treasury stock metho

V. MANAGEMENT’S STRATEGIC RATIONALE

Confidential

Project MILITARY

Management’s Strategic Rationale

Key Points

Market Leadership / Scale

Creation of a high margin RF, Power, and Analog semiconductor company.

Combined company with annual revenue of $372 MM.(1)

The combined company should be able to drive additional profitability through its established infrastructure.

Products / Technology

The combined company will have a strong medical and military footprint and comprehensive product offerings.

Already combining efforts on Honeywell and Guidant projects (elimination of dual margins).

Both companies have similar strategy of facility consolidation and focus on increasing gross margins.

ARMY brings critical mass RF operations - RF is an exciting opportunity to MARINES.

MARINES sees a tremendous growth opportunity for IGBT & Hermetic Diodes.

Both companies have developed proprietary process that can be outsourced.

(1) Estimates based on Wall Street research.

Confidential

Houlihan Lokey Howard & Zukin

Project MILITARY

Management's Strategic Rationale

Key Points (continued)

Market / Customers	• The combined company will have the ability to take ARMY power products and introduce them to much larger channels – common customer base with little overlap. • Leverage opportunity in medical, defense, and semiconductor equipment. • Common focus of increasing Asian operations – (Asia Radar System is $20-25mm of business to ARMY over the next 4-6 years)(1).
Operational / Cultural Fit	• Good social fit (Patrick did the same thing at TI that Ralph did at TRW). • Experience of working together in products for Guidant and Honeywell. • Common experience with slowly transitioning of RF product line. • Common goal of moving to fabless production. • In addition to working together, MARINES is already a customer of ARMY. • Share same sales representative in Europe (Wolfgang).
Wall Street Perspective	• Creation of 3 separate business units (RF, Power, Analog) with 50%+ gross margins will allow for better visibility and higher valuation by Wall Street. • Increase MARINES' growth rate from 19% to 25% in CY2005(2). • Increase liquidity for ARMY shareholders (Average daily volume of 18,553 vs. 788,802 for MARINES)

(1) Based on ARMY management.
(2) Estimates based on Wall Street research.

56

Confidential

Management’s Strategic Rationale

Project MILITARY

The combined company would benefit from numerous cross-selling opportunities as well as further penetration into Tier I accounts. Both companies have similar customer bases but little overlap.

MARINES Customers

ARMY Customers

Confidential

Management’s Strategic Rationale

Revenue by End Market

($ in Millions)

Project MILITARY

Both Companies sell to similar end markets; a combination would provide the opportunity for operating leverage and expansion of customer contact points

MARINES Estimated Revenue Calendar Year End 12/05 (1)

ARMY Estimated Revenue Calendar Year End 12/05 (1)

Industrial/Other $18.5

Military/ Aerospace

6.0% 44.0% $135.5

Mobile $24.6

Notebooks/ Monitors $49.3

Automotive $18.5 $307.9 mm

8.0%

16.0%

6.0%

20.0%

Medical $61.5

Military/ Aerospace $156.0

Industrial/Other $19.1

41.9%

5.1%

23.7% $371.9 mm

22.1%

5.0%

Medical $82.0

Automotive $18.5

2.2% Semicap Equipment $8.3

Communications/ Notebooks $88.0

Semi Cap Equipment

$8.3

Military/ Aerospace $20.5 $64.0 mm

Medical $20.5

Communications $14.1

1.0% Other $0.6

22.0%

13.0%

32.0%

32.0%

(1) Calendar year estimates based on Wall Street research. Segmentation estimates based on most recent quarter.

Confidential

Houlihan Lokey Howard & Zukin

Project MILITARY

Management's Strategic Rationale

Manufacturing Capabilities (1)

ARMY Manufacturing and R&D Facilities		
Location	Own/Lease	Function
Bend, OR	Lease	Mnfr., R&D
Bend, OR	Lease	Admin. Testing, Distribution
Santa Clara, CA	Lease	Mnfr., R&D, Distribution, Admin
Montgomeryville, PA	Own	R&D, Distribution, Admin
Bordeaux, France	Lease	Mnfr., R&D, Distribution, Admin

Potential for Manufacturing Consolidation

MARINE's Manufacturing and R&D Facilities		
Location	Own/Lease	Function
Irvine, CA	Lease	Mnfr., R&D, Distribution
Santa Ana, CA (2)	Own	Mnfr., R&D, Admin
Garden Grove, CA	Own	Mnfr., R&D, Admin
Scottsdale, AZ	Lease	Mnfr., R&D, Admin
Lawerence, MA	Lease	Mnfr., R&D, Admin
Lowell, MA	Lease	Mnfr., R&D, Admin

(1) Source: Company's SEC filings
(2) Scheduled for closure according to MARINES management.

59

Confidential

Houlihan Lokey Howard & Zukin

Project MILITARY

Management's Strategic Rationale

Synergies Summary

Revenue / Growth Opportunity

- MARINES brings broader sales opportunities for ARMY's products – additional opportunities in Medical/Defense/Communications.
- Leverage MARINES's direct sales relationship to push ARMY's products to larger channels.
- The combined company can jointly attack the defense market – a potential $20 - $25m increase in revenue [(1)].
- Leverage ARMY's relationship to penetrate semi-equipment customer base (e.g. AEIS, MKSI, AMAT, Tokyo Electron).
- MARINES sees tremendous opportunity in ARMY's IGBT/Hermetic products.
- The combined company can leverage existing international infrastructure to penetrate Asian and European markets.

Manufacturing / Operations

- Cost saving opportunities by consolidating manufacturing efforts.
- Costs can be trimmed both by shutting fabs and running the remaining fabs at full capacity.
- Consolidation of dual China facilities. (Tax saving opportunity in China)
- Common shippers and planners between the two companies.
- Reorganize and leverage packaging/test relationship with PSI/Team.

R&D and Sales / Marketing

- Combined Honeywell and Guidant R&D efforts as well as R&D programs in the medical and defense markets.
- Combined china and Asian sales force.
- Leverage MARINES's direct sales relationship to push ARMY's products to much larger channels.
- Cost saving opportunities by leveraging MARINES direct sales force to sell ARMY's products.
- Leverage common European distribution relationship (Wolfgang).

(1) Based on ARMY management.

60

Confidential

HOULIHAN LOKEY HOWARD & ZUKIN

Project MILITARY

Management's Strategic Rationale

Shareholder Profiles

(in Millions)

MARINES	Number of Fully Diluted Shares Held	% of Fully Diluted Ownership
Top 10 Institutional Holders [1]		
Wellington Management Co. LLP	2.754	3.4%
Barclays Global Investors, N.A.	2.484	3.1%
Frontier Capital Management Co., Inc.	2.405	3.0%
Federated Investors, Inc.	1.968	2.4%
Alliance Capital Management	1.685	2.1%
American Century Investment Management	1.449	1.8%
Columbia Management Advisors, Inc.	1.444	1.8%
Vanguard Group, Inc.	1.380	1.7%
UBS Global Asset Management (Americas)	1.310	1.6%
OppenheimerFunds, Inc.	1.251	1.6%
Subtotal	18.130	146.7%
Other	43.172	53.6%
Total Institutional Holders	61.301	76.1%
Management & Directors [2]		
James Peterson	1.084	1.3%
David Sonksen	0.590	0.7%
Ralph Brandi	0.521	0.6%
John M. Holtrust	0.320	0.4%
James Gentile	0.184	0.2%
Other	0.352	0.4%
Total Management & Directors	3.049	3.8%
Public	16.239	20.2%
Fully Diluted Shares Outstanding [3]	80.589	100.0%

(1) Source: Thomson Financial Corp.
(2) Source: Proxy Statement dated February 23, 2005 & Recent Public Filings
(3) Source: MARINES management

ARMY	Number of Fully Diluted Shares Held	% of Fully Diluted Ownership
Top 10 Institutional Holders [1]		
Wasatch Advisors, Inc.	1.249	10.1%
T. Rowe Price Associates, Inc. (MD)	1.045	8.5%
Dimensional Fund Advisors, Inc.	0.663	5.4%
Third Avenue Management LLC	0.538	4.3%
Fidelity Management & Research Co.	0.337	2.7%
Bridgeway Capital Management, Inc.	0.209	1.7%
Vanguard Group, Inc.	0.147	1.2%
AXA Rosenberg Investment Management	0.078	0.6%
Barclays Global Investors, N.A.	0.070	0.6%
CALPERS	0.044	0.4%
Subtotal	4.379	35.4%
Other	0.246	2.0%
Total Institutional Holders	4.625	37.4%
Management & Directors [2]		
Patrick Sireta	2.185	17.7%
Dah Wen Tsang	0.428	3.5%
Thomas Loder	0.393	3.2%
Greg Haugen	0.385	3.1%
John Hess	0.376	3.0%
Other	0.775	6.3%
Total Management & Directors	4.540	36.7%
Public	3.195	25.8%
Fully Diluted Shares Outstanding [3]	12.360	100.0%

(1) Source: Thomson Financial Corp.
(2) Source: Proxy Statement dated March 25, 2005 & Recent Public Filings
(3) Source: ARMY management

61

Confidential

Management’s Strategic Rationale

Liquidity Analysis (1)

Project MILITARY

MARINES’ trading volume compared to ARMY’s

1,200,000

1,000,00

800,000 600,000 400,000 200,000

Average Daily Volume

MARINES 788,802

ARMY 18,553

Difference 770,249

% Difference 4152%

Average Daily Trading Volume

CY’05 MEAN

788,802

CY’05 MEAN

18,553

CY 2003 CY 2004 Jan-05 Feb-05 Mar -05 Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 CY 2003 CY 2004 Jan-05 Feb-05 Mar-05 Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05

0

43,547 12,292 16,529 52,348

25,694 9,195 10,359 19,248 10,410 16,579 13,366

776,982 713,081 830,644 771,164 761,060 572,423 1,159,534 819,355 927,310 588,092 661,805

ARMY

MARINES

(1) Source: Dataquest

VI. RELATIVE VALUATION ANALYSIS

Confidential

Relative Valuation Analysis

Summary Implied Exchange Ratio (1)

Project MILITARY

Implied Exchange Ratio

Current Implied 100% Stock Exchange Ratio: 0.52132x (0.43500x & $2.00)

1.0000x 0.8000x 0.6000x 0.4000x 0.2000x 0.0000x

6 Month 1 Year 2 Year LTM 2005 2006 LTM 2005 2006 LTM NTM LTM NTM Revenue

Historical Publicly Traded Acquisition Comparables DCF Trading Range Comparables Analysis Analysis Analysis

Revenue Revenue Revenue P/E P/E P/E Revenue Revenue Net Income Net Income

0.41681x

0.28758x

0.53820x

0.28758x

1.22017x 1.02315x 1.18351x 1.31714x

0.28758x 0.12796x 0.14431x 0.15953x 0.30255x 0.24081x 0.07398x 0.05520x 0.61885x 0.19569x 1.04962x 0.10172x 0.82027x 0.09754x 0.23904x 0.09786x 0.69418x 0.50850x 0.23506x

(1) Assumes 100% stock transaction for comparison purposes

64.

Confidential

Relative Valuation Analysis

Exchange Ratio Graph; Assuming a 100% Stock Transaction

Project MILITARY

Exchange Ratio Analysis

Low High Average Implied Offer Premiums/ Discounts (1)

1 Year 0.28758x 0.53820x 0.39932x 30.6%

6 Month 0.28758x 0.41681x 0.33994x 53.4%

3 Month 0.28931x 0.41681x 0.34542x 50.9%

1 Month 0.36491x 0.41681x 0.39490x 32.0%

1 Week 0.40851x 0.41681x 0.41166x 26.6%

Current 0.41001x 0.41001x 0.41001x 27.1%

1. 000x 0. 750x 0. 500x 0. 250x 0. 000x

10/31/2004 12/10/2004 1/20/2005 3/1/2005 4/11/2005 5/21/2005 7/1/2005 8/10/2005 9/20/2005 10/31/2005

Offer Exchange Ratio 0.52132x

Current Exchange

Ratio 0.41000x

(1) Implied premium/(discount) to offered exchange ratio of 0.52132x (which represents a $12.08 per share offer price for ARMY).

Confidential

Relative Valuation Analysis

CY2005 Financial Comparison – Income Statement (1)

($ in Millions)

Project MILITARY

ARMY (Street) 2005 ARMY (Mgmt.) 2005 MARINES 2005

Revenues $64.0 $64.5 $307.9

Gross Profit $21.8 $22.1 $144.9

R&D $5.1 $5.2 $19.4

SG&A $15.2 $15.0 $56.3

Operating Income $1.5 $1.9 $69.2

Total Revenue Growth -5.7% -4.9% 18.6%

Gross Margin 34.1% 34.3% 47.1%

R&D (% of Sales) 8.0% 8.1% 6.3%

SG&A (% of Sales) 23.7% 23.3% 18.3%

Operating Margin 2.4% 2.9% 22.5%

(1) Estimates based on Wall Street research.

Confidential

Relative Valuation Analysis

Operating Margin Comparison (1)

Project MILITARY

Operating Margin

30% 25% 20% 15% 10% 5% 0%

-5% -10%

Mar ‘03 June ‘03 Sep ‘03 Dec ‘03 Mar ‘04 June ‘04 Sep ‘04 Dec ‘04 Mar ‘05A June ‘05A Sep ‘05E Dec ‘05E

2. 7% (8.7%) 6.0% 4. 0% 5.2% 0% 4.0% 10.6% 8. 8% 8.9% (1 .7%) 13 .9%13.9% 17.4% 10.3% 18 .7% 6.7% 24.8% 23.1% 20.7% 21.0% (7.4%) 1. 2% 6.3% 7.7%

MARINES

ARMY

MARINES has consistent financial returns.

(1) Estimates based on Wall Street research.

Confidential

Relative Valuation Analysis

Contribution Analysis (1)

($ in Millions)

Project MILITARY

Operating Income ARMY MARINES

ARMY MARINES Contribution Contribution

L2Q $1.2 $34.0 3.4% 96.6%

LTM $1.3 $62.2 2.0% 98.0%

CY05 $1.5 $69.2 2.2% 97.8%

CY06 $9.8 $104.8 8.6% 91.4%

Net Income ARMY MARINES

ARMY MARINES Contribution Contribution

L2Q $1.3 $24.0 5.1% 94.9%

LTM $1.4 $43.1 3.2% 96.8%

CY05 $1.6 $48.0 3.3% 96.7%

CY06 $6.6 $74.4 8.1% 91.9%

Offer Price

$10.00 $11.00 $11.50 $12.08 $13.00

ARMY Ownership

(100% stock) 6.7% 7.3% 7.7% 8.0% 8.6%

Implied Exchange Ratio (2) 0.43159x 0.47475x 0.49633x 0.52132x 0.56107x

(1) Estimates based on Wall Street research.

(2) Assumes a 100% stock transaction for comparison purposes.

ARMY Average Contribution: 4.1% Implied Exchange Ratio:(2) 0.26333x

ARMY Average Contribution: 5.0% Implied Exchange Ratio:(2) 0.32258x

VII. PRO FORMA COMBINATION ANALYSIS

Confidential

Pro Forma Combination Analysis

Key Assumptions

Project MILITARY

Public to public street estimates for ARMY and MARINES

Stock Prices as of October 31, 2005

- ARMY: $9.50 —MARINES: $23.17

Analysis assumes a 0.43500x exchange ratio and $2.00 in cash per share

Cost synergies:

Elimination of the duplicative corporate services & public company costs ($1.3 million in 2006:

Public company costs (Board Fees, filing fees, NASDAQ Registration, etc.): $0.3 million in 2006

Directors and officer insurance: $0.1 million in 2006

Auditing costs: $0.5 million

Executive compensation: $0.4 million Assume no benefit from revenue synergies

Confidential

Houlihan Lokey Howard & Zukin

Project MILITARY

Pro Forma Combination Analysis

Pro Forma Income Statement; (Exchange Ratio of .43500x and $2.00 Cash)(1)(2)(3)

($ in Millions, Except Per Share Data)

	ARMY		MARINES		Pro Forma	
	2005	2006	2005	2006	2006 (w/o synergies)	2006 (w/synergies)
Revenues	$64.0	$78.7	$307.9	$350.1	$428.8	$428.8
Gross Profit	$21.8	$32.0	$144.9	$179.2	$211.2	$211.2
R&D	5.1	6.1	19.4	21.7	$27.8	27.8
SG&A	15.1	16.1	56.3	52.6	$68.7	67.5
Operating Income	$1.6	$9.8	$69.2	$104.8	$114.6	$115.9
Pre-Tax Income	1.7	10.3	71.0	107.4	116.9	118.1
Tax	0.0	3.7	22.9	33.0	36.4	36.8
Net Income	$1.7	$6.6	$48.0	$74.4	$80.4	$81.3
Average Shares Outstanding	11.1	11.5	65.8	68.0	72.9	72.9
Earnings Per Share	$0.15	$0.57	$0.73	$1.10	$1.10	$1.11
Accretion / (Dilution) $					$0.01	$0.02
Accretion / (Dilution) %					0.7%	1.8%
Total Revenue Growth	-5.7%	23.0%	18.6%	13.7%	15.3%	15.3%
Gross Margin	34.1%	40.7%	47.1%	51.2%	49.3%	49.3%
R&D (% of Sales)	8.0%	7.7%	6.3%	6.2%	6.5%	6.5%
G&A (% of Sales)	23.6%	20.4%	18.3%	15.0%	16.0%	15.7%
Operating Margin	2.5%	12.5%	22.5%	29.9%	26.7%	27.0%
Net Margin	2.7%	8.4%	15.6%	21.3%	18.8%	19.0%

(1) Based on October 31, 2005 closing prices of $23.17 and $9.50 for MARINES and ARMY respectively.

(2) Assumes pro forma combination in effect Q4 of 2005.

(3) Assumes synergies of $1.3 million of ARMYs operating expenses in CY06. Assumes an interest rate on cash of 3.75%.

71

Confidential

Pro Forma Combination Analysis

Quarterly Pro Forma Income Statement; (Exchange Ratio of ..43500x and $2.00 Cash)(1)(2)(3)

($ in Millions, Except Per Share Data)

Project MILITARY

Quarterly Income Statement

Synergy Case

Mar-06 Jun-06 Sep-06 Dec-06

Revenues $101.5 $105.2 $109.3 $112.8

Gross Profit 48.5 51.5 54.7 56.5

R&D 6.7 6.9 7.0 7.2

G&A 17.4 17.1 16.7 16.2

Operating Income $24.4 $27.5 $30.9 $33.1

Pre-Tax Income 24.9 28.0 31.5 33.7

Tax $8.1 $8.6 $9.7 $10.4

Pro Forma Net Income $16.8 $19.4 $21.8 $23.3

Average Shares Outstanding 72.2 72.7 73.2 73.7

Pro Forma Earnings Per Share $0.23 $0.27 $0.30 $0.32

Accretion / (Dilution) $ $0.00 $0.00 $0.00 $0.01

Accretion / (Dilution) % 1.8% 0.9% 1.7% 2.7%

Gross Margin 47.8% 48.9% 50.0% 50.1%

R&D (% of Sales) 6.6% 6.5% 6.4% 6.4%

G&A (% of Sales) 17.2% 16.2% 15.3% 14.4%

Operating Margin 24.1% 26.1% 28.3% 29.3%

Net Margin 16.6% 18.4% 19.9% 20.7%

(1) Based on October 31, 2005 closing prices of $23.17 and $9.50 for MARINES and ARMY respectively. (2) Assumes pro forma combination in effect Q4 of 2005.

(3) Assumes synergies of $1.3 million of ARMY’s operating expenses in CY06. Assumes an interest rate on cash of 3.75%.

Confidential Presentation to:

MARINES Board of Directors

Project MILITARY Discussion Materials

November 2, 2005

Disclaimer

Important Notice

The following pages contain material that was provided to the Board of Directors of MARINES (the “Company”) by Lehman Brothers Inc. (“Lehman Brothers”). The accompanying material was compiled or prepared on a confidential basis solely for use by the Board of Directors and not with a view toward public disclosure under state and federal securities laws. The information contained in this material was obtained from the Company, ARMY and publicly available sources, and Lehman Brothers has relied upon such information without independent verification thereof. Any estimates and projections for the Company or ARMY contained herein are published estimates of third party research analysts or are based upon such estimates and projections other than the estimates and projections of potential cost savings obtained from ARMY which were prepared by the management of the Company. Furthermore, the projections contained herein may or may not be achieved and differences between projected results and those actually achieved may be material. No representation or warranty, expressed or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Because this material was prepared for use in the context of a presentation to the Board of Directors, the material was not prepared to comply with the disclosure standards set forth under state and federal securities laws and, to the extent the material may be used by readers not as familiar with the business and affairs of the Company and ARMY as the Board of Directors, neither the Company nor Lehman Brothers nor any of their respective legal or financial advisors or accountants takes any responsibility for the accuracy or completeness of any of the material when used by persons other than the Board of Directors of the Company.

1

Table of Contents

I. Introduction

II. Strategic Rationale

III. ARMY Financial Overview

IV. Valuation Analysis

V. Pro Forma Merger Analysis

Appendices

A. Comparable Company and Precedent Transaction Analysis

Introduction

Overview of Key Proposed Transaction Terms

Key Terms Description

Consideration Fixed exchange ratio of 0.4350x shares of MARINES for each ARMY share

Plus, cash equal to $2.00 per share (total cash consideration of approximately $23 million)

Valuation (as of 11/1/05) Total consideration implies a per share purchase price of $11.95

– Represents a premium of 25.8% to current price and 27.9% to 30-day average price

Total transaction equity value of $136 million

Pro Forma Ownership MARINES shareholders 93.2% / ARMY shareholders 6.8%

Employee Issues MARINES to enter into employment agreements with 4 ARMY employees

Key employees to execute non-competition agreements with MARINES

Other Significant Non-solicitation provision

Contract Terms $4 million break-up fee

Closing Conditions Approval of ARMY shareholders

Anti-trust clearance

No material adverse effect prior to closing

Effectiveness of registration statement

Infineon foundry relationship determination (pre-signing)

Timing Merger Agreement to be executed on November 2, 2005

2

Transaction Economics and Implied Multiples

(in millions, except per share data)

Summary Transaction Value

ARMY at Implied Transaction Price MARINES

Implied Price per Share $11.95 $22.88

F.D. Shares Outstanding 11.4 68.0

Total Equity Value $136.3 $1,555.8

Net Cash 15.5 77.2

Enterprise Value $120.9 $1,478.6

Implied Multiples

2005 Revenue 1.89x 4.80x

2006 Revenue 1.54x 4.20x

2005 EBITDA 24.2x 18.4x

2006 EBITDA 8.9x 13.0x

2005 P / E 80.4x 30.9x

2006 P / E 21.7x 20.8x

Source: Based on SEC filings and third party research analyst estimates.

Note: Based on closing stock prices on 11/01/05. Fully diluted shares outstanding based on the treasury method.

3

LTM Stock Price Performance

Indexed Price

180%

160% 140% 120% 100% 80%

MARINES

49.6%

ARMY 30.1%

NASDAQ

6.8% SOXX 3.6%

11/1/04 12/10/04 1/21/05 3/2/05 4/12/05 5/20/05 7/1/05 8/11/05 9/21/05 11/1/05

MARINES ARMY NASDAQ SOXX

4

Stock Performance Since Initial MARINES Proposal

On August 18th, MARINES made its initial proposal to acquire ARMY

Indexed Performance

Indexed Price

10/3: Pre-announced Q3 results; $0.07 vs. $0.04 consensus

120% 110% 100% 90%

ARMY 21.3%

NASDAQ

(1.5%) MARINES

(2.1%)

SOXX (7.7%)

8/17/05

11/1/05

MARINES ARMY NASDAQ SOXX

Stock Prices and Implied Premium

MARINES Price $22.88

ARMY Price $9.50

ARMY @ Implied Trans. Price $11.95

% Premium to Current 25.8%

Price $14.00 $13.00 $12.00 $11.00 $10.00 $9.00 $8.00 $7.00

8/17/05 9/5/05 9/24/05 10/13/05 11/1/05

Volume 70

60 50 40 30 20 10 0

Volume ARMY Price ARMY @ Implied Transaction Price

Source: FactSet.

5

Historical Exchange Ratio and Premium Analysis

ARMY / MARINES One-Year Historical Exchange Ratio Analysis (1)

Exchange Ratio Stock Prices

Ex Ratio Exchange Ratio (2) Premium at 0.5224x Price Stock Price Premium at $11.95

Current: 0.4152x 25.8% $9.50 25.8%

One-Month Average: 0.3958x 32.0% $9.35 27.9%

Three-Month Average: 0.3459x 51.0% $8.20 45.8%

Six-Month Average: 0.3388x 54.2% $7.47 60.0%

1-Year Average: 0.3991x 30.9% $7.47 60.0%

0.600x 0.400x 0.200x

11/18/2004 1/18/2005 3/16/2005 5/12/2005 7/11/2005 9/06/2005 11/01/2005

0.600x 0.400x 0.200x

@ Transaction: 0.5224x One-Month Average: 0.3958x Three-Month Average: 0.3459x

Six-Month Average: 0.3388x 1-Year Average: 0.3991x Current Ratio: 0.4152x

Source: FactSet.

(1) Based on closing prices as of 11/01/05 of $22.88 for MARINES and $9.50 for ARMY. (2) Total exchange ratio based on the implied transaction price of $11.95.

6

Strategic Rationale

Strategic Rationale of Combination

Opportunity to realize significant synergies

Revenue synergy opportunities

• Ability to leverage ARMY’s commercial product-line into MARINES’ high reliability market

• Ability to leverage MARINES’ channel with ARMY’s power products Cost synergy potential

• Consolidation of manufacturing operations

• Elimination of redundant corporate costs

• Application of MARINES’ tax structure to ARMY

Restructuring is a core competency of MARINES

Increased scale with a strong balance sheet on a pro forma basis

– Over $430 million of expected CY 2006 revenue

–$65 million in cash and $0 in debt

Additional market opportunities and customer relationships

– Greater breadth of semiconductor products / end markets

– ARMY brings semiconductor capital equipment presence and strong customer relationships with leading suppliers in the industry

Transaction accretive in first year

– Accretive to MARINES’ CY06 Q3 EPS and full year CY06 EPS without synergies

7

Transaction Considerations

There are risks associated with integration and the realization of expected cost synergies

– MARINES has not acquired a company of similar scale of ARMY in the past and the integration of the two companies may be more difficult than expected

– Ability to quickly consolidate underutilized facilities and transfer production to other internal facilities or third party subcontractors

– Ability to quickly eliminate redundant operating expenses

Pro forma margin profile not as attractive as MARINES standalone

– ARMY’s margin profile is below MARINES

Gross margins of 34% vs. MARINES’ of 47% in CY2005

– Without realization of expected synergies, potentially delays attaining MARINES gross margin targets

Revenue dis-synergies associated with medical products

– Expected loss of $5.3 million of revenue, including $2.5 million from sales to ARMY for end-customers Guidant and Honeywell

ARMY competes in markets unfamiliar to MARINES

– Ability of MARINES to succeed in new markets such as the semiconductor capital equipment sector, which has a history of demand volatility

Expected departure of ARMY senior management

– Ability of MARINES executives to manage ARMY business

ARMY’s stock price has outperformed MARINES in recent trading

– Since August 18th proposal, ARMY has increased 21% compared to a 2% decline in MARINES

8

ARMY Financial Overview

ARMY Business Considerations

Key factors influencing ARMY’s financial profile

Revenue

– Strong book-to-bill in recent quarters driving expected growth

– Revenue derived primarily from military, medical, semiconductor capital equipment and communications end markets

– Recent inventory corrections in end markets

Margin profile

– Low gross and operating margins relative to comparables

– Underutilized wafer manufacturing facility

– Recent sequential improvements in gross margin

– Product mix (higher margin RF vs. lower margin discrete)

Estimated financial results included in this analysis are based on Wall Street consensus estimates

– We received and reviewed management financial estimates but have not relied on them for this analysis other than for management estimates of potential cost savings to result from the transaction

9

Historical and Projected Revenue and Gross Margin Trends

% GM

50% 40% 30% 20% 10% 0%

Q1A Q2A Q3A Q4A Q1A Q2A Q3A Q4A Q1A Q2A Q3A Q4E Q1E Q2E Q3E Q4E

CY 2003A CY 2004A CY 2005E CY 2006E

$ Revenue

$25

$20 $15 $10 $5 $0

ARMY Revenue ARMY Gross Margin

Source: Based on SEC filings and third party research analyst estimates. Excludes non-recurring charges.

10

ARMY Income Statement

($ in millions, except per share data)

2005

2004 A Mar A Jun A Sep A Dec E Total 2006 E

Revenue $67.8 $14.1 $15.2 $16.8 $17.8 $64.0 $78.6

% Growth (Sequential) 38.7% (11.8%) 7.4% 11.0% 5.8% (5.7%) 22.9%

% Growth (Y/Y) 38.7% (6.4%) (16.0%) (9.7%) 11.2% (5.7%) 22.9%

Gross Profit $25.5 $4.0 $5.0 $6.0 $6.8 $21.8 $32.0

% Gross Margin 37.6% 28.5% 32.9% 35.8% 38.0% 34.1% 40.6%

SG&A $16.8 $3.9 $3.6 $3.6 $3.9 $15.1 $16.1

% of Sales 24.8% 27.6% 23.8% 21.6% 22.1% 23.6% 20.5%

R&D $3.8 $1.2 $1.2 $1.3 $1.5 $5.1 $6.1

% of Sales 5.6% 8.3% 7.9% 7.8% 8.2% 8.0% 7.7%

Operating Income $4.9 ($1.0) $0.2 $1.1 $1.4 $1.6 $9.8

% of Sales 7.2% (7.4%) 1.2% 6.3% 7.7% 2.5% 12.4%

Net Income $5.1 ($1.1) $0.2 $1.2 $1.5 $1.7 $6.3

% of Sales 7.5% (7.6%) 1.2% 6.8% 8.3% 2.7% 8.1%

EPS $0.45 ($0.10) $0.02 $0.10 $0.13 $0.15 $0.55

Source: Based on SEC filings and third party research analyst estimates. Excludes non-recurring charges.

11

ARMY Balance Sheet and Market Statistics

($ in millions)

Balance Sheet as of September 30, 2005

Assets

Current Assets

Cash and Equivalents $15.5

Accounts Receivable 9.8

Inventory 13.5

Other Current Assets 1.1

Total Current Assets $39.9

Net PP&E $11.2

Goodwill & Other Intangibles 22.7

Other Assets 0.1

Total Assets $73.8

Liabilities and Stockholders’ Equity

Current Liabilities

Accounts Payable $3.7

Accrued Expenses 2.7

Total Current Liabilities $6.5

Deferred Income Taxes 0.2

Total Liabilities $6.7

Total Stockholders’ Equity $67.1

Total Liabilities and Stockholders’ Equity $73.8

Market Statistics as of November 1, 2005

Current Price (11/01/05) $9.50

52-week High (10/04/05) $9.53

52-week Low (06/16/05) $5.88

30-Day Average $9.35

Common Shares Outstanding 10.79

FD Shares Outstanding 11.28

Equity Value $107.1

Net Cash 15.5

Enterprise Value $91.7

Relevant Data Current Multiples

Ent. Value to:

CY 2005E Revenues $64.0 1.43x

CY 2006E Revenues $78.6 1.17x

CY 2005E EBITDA $5.0 18.3x

CY 2006E EBITDA $13.6 6.7x

Price to:

CY 2005E EPS $0.15 63.9x

CY 2006E EPS $0.55 17.2x

Source: Based on SEC filings and third party research analyst estimates.

12

One-Year Stock Price Performance of ARMY

July 21, 2005: Revenues of $15.2 mm and cash EPS of $0.02 beat revenue and EPS estimates of $14.4 mm and

($0.03), respectively

October 20, 2005: Announced Q3 revenues of $16.8 mm and cash EPS of $0.10, meeting revised street expectations for revenue of $16.8 mm and beating revised EPS estimates of $0.07

February 24, 2005: Announced Q4 ‘04 revenues and cash EPS of $16.0 mm and $0.11, respectively. YOY this represented an increase in revenues of 27.8% and a $0.14 increase in EPS

April 28, 2005: Announced Q1 ‘05 revenues and cash EPS of $14.1 mm and ($0.10), respectively. YOY this represented a decline in revenues of 6.4% and a $0.17 sequential decrease in EPS

June 24, 2005: Joined the Russell Midcap Index

October 3, 2005: Pre-announced Q3 revenues of

~$16.8 mm and cash EPS of

~$0.07, beating street expectations of $16.0 mm and $0.04, respectively

Price

$10

$9 $8 $7 $6 $5

11/1/04 12/10/04 1/21/05 3/2/05 4/12/05 5/20/05 7/1/05 8/11/05 9/21/05 11/1/05

Volume Traded ARMY

Volume

400 300 200 100 0

13

Wall Street Perspective of ARMY

Publicly Available Wall Street Research

Last Price Revenue ($mm) EPS

Update Firm Target Rating Q4 ‘05 CY 05E CY 06E Q4 ‘05 CY 05E CY 06E

10/21/05 Adams Harkness & Hill $12.00 Buy $17.9 $64.0 $78.9 $0.13 $0.14 $0.52

10/21/05 Montgomery & Co. $14.00 Buy $17.8 $64.0 $78.0 $0.13 $0.15 $0.54

10/21/05 Stephens Inc. (1) $13.00 Overweight $17.8 $64.0 $79.0 $0.13 $0.15 $0.59

Average (2) $13.00 $17.8 $64.0 $78.6 $0.13 $0.15 $0.55

Current Price $9.50

(1) CY 06E has been adjusted for a Q1 tax rate of 38.0%. (2) Represents IBES consensus estimates.

14

Valuation Analysis

ARMY Valuation Considerations

Key factors influencing ARMY’s valuation

Scale, growth and margin profile of key product categories

Specific prospects for medical, military, semiconductor capital equipment and communications end markets General semiconductor industry prospects Ability to defend market share against current and new competitors Capital markets profile / illiquidity (limited research coverage, small market cap, limited float) Balance sheet

Methodologies employed to determine ARMY’s valuation

Comparable companies analysis

– Analog and discrete players are primary comparables Precedent transactions analysis

– Relatively few, relevant transactions Premiums paid analysis

– Analysis of technology transactions Contribution analysis

– Implied ownership percentages derived from operating and net income Discounted cash flow analysis

– Based on Wall Street estimates and extrapolation of actual results and projections

15

ARMY Valuation

($ in millions, except per share data)

ARMY Implied Share Price

10/31/05 Price: $9.50

Implied Transaction Price: $11.95

Per Share Value

52-week Trading Range

Comparable Company Analysis

Precedent Transaction Analysis

Premiums Paid Analysis

Contribution Analysis

Discounted Cash Flow Analysis

$4$6 $8 $10 $12 $14 $16 $5.88 $9.53 $9.00 $11.50 $11.50 $15.00 $12.00 $14.00 $11.75 $12.75 $13.00 $14.00 $10.50 $13.50 $11.50 $14.00

Key Metric

52-week Low and High

16.0x – 21.0x CY06 EPS with 30% Control Premium 11.0x – 13.0x FTM EBITDA 25% – 35% (One Day) 40% – 50% (30 Day) 7% – 9% Equity Ownership

17.0x – 20.0x Net Income Exit 14% – 16% Discount Rate

16

ARMY Comparable Company Analysis

CY2005 Revenue Multiples

Multiple 6.00x

5.00x 4.00x 3.00x 2.00x 1.00x 0.00x

4.80x

ARMY @ Transaction: 1.89x

1.43x 3.57x 3.67x 1.48x 1.48x

MARINESARMY @ Mkt

Mean Median Analog Comps (1) Mean Median Discrete Comps (2)

CY 2006 Revenue Multiples

Multiple 6.00x

5.00x 4.00x 3.00x 2.00x 1.00x 0.00x

ARMY @ Transaction: 1.54x

4.20x 1.17x 2.99x 3.25x 1.40x 1.40x

MARINESARMY

Mkt

Mean

Median

Analog Comps (1)

Mean

Median

Discrete Comps (2)

CY2006 EBITDA

Multiple 15.0x

12.0x 9.0x 6.0x 3.0x 0.0x

ARMY @ Transaction: 8.9x

13.0x 6.7x 12.5x 12.2x 7.2x 7.3x

MARINESARMY @ Mkt

Mean

Median

Analog Comps (1)

Mean

Median

Discrete Comps (2)

CY2006 P/E

Multiple 25.0x

20.0x 15.0x 10.0x 5.0x 0.0x

20.8x 17.2x 21.1x 20.4x 16.9x 15.9x

ARMY @ Transaction: 21.7x

MARINESARMY @ Mkt

Mean

Median

Analog Comps (1)

Mean

Median

Discrete Comps (2)

Source: Based on SEC filings and third party research analyst estimates.

(1) Analog comparable companies include AATI, ADI, CRUS, ISIL, MPWR, NSM, OIIM, SMSC, POWI, SMTC, SGTL and VLTR. (2) Discrete comparable companies include FCS, IRF, ONNN and VSH.

17

Precedent Transaction Analysis

FTM Revenue Multiples

Multiple

14.0x 13.0x 12.0x 11.0x 10.0x 9.0x 8.0x 7.0x 6.0x 5.0x 4.0x 3.0x 2.0x 1.0x 0.0x

0.97x

ARMY @ Transaction: 1.61x

5.11x

4.34x

12.01x

Low Mean Median High

FTM EBITDA Multiples

Multiple

25.0x 20.0x 15.0x 10.0x 5.0x 0.0x

ARMY @ Transaction: 10.3x

13.4x

17.6x

16.8x

25.0x

Low Mean Median High

Source: Based on SEC filings and third party research analyst estimates.

18

Premiums Paid Analysis

Technology Transactions (1)

Premiums

50%

40% 30% 20% 10% 0%

33.7%

28.1%

1 Day

51.8%

41.3%

30 Days

Mean

Median

Source: SDC and FactSet. Transaction terms based upon press releases and SEC-filed documents; stock prices and premiums calculated using FactSet. (1) Domestic technology transactions between $50 and $200 million from 2001 to present (104 deals).

19

Contribution Analysis – Implied Ownership Analysis

($ in millions)

	MARINES		ARMY		Pro Forma		Implied	
							Equity Ownership [1]	
							MARINES	ARMY
Equity Value	$1,555.8	*93.6%*	$107.1	*6.4%*	$1,662.9	*100.0%*		
Enterprise Value	1,478.6	*94.2%*	91.7	*5.8%*	1,570.3	*100.0%*		
Revenue								
CY2004A	$259.6	*79.3%*	$67.8	*20.7%*	$327.5	*100.0%*	79.47%	20.53%
CY2005E	307.9	*82.8%*	64.0	*17.2%*	371.9	*100.0%*	82.82%	17.18%
CY2006E	352.0	*81.7%*	78.6	*18.3%*	430.6	*100.0%*	81.81%	18.19%
Gross Profit								
CY2004A	$98.4	*79.4%*	$25.5	*20.6%*	$123.9	*100.0%*	79.60%	20.40%
CY2005E	144.5	*86.9%*	21.8	*13.1%*	166.4	*100.0%*	86.71%	13.29%
CY2006E	178.8	*84.8%*	32.0	*15.2%*	210.8	*100.0%*	84.76%	15.24%
Operating Income								
CY2004A	$38.3	*88.7%*	$4.9	*11.3%*	$43.2	*100.0%*	88.45%	11.55%
CY2005E	69.4	*97.8%*	1.6	*2.2%*	70.9	*100.0%*	96.95%	3.05%
CY2006E	102.7	*91.3%*	9.8	*8.7%*	112.4	*100.0%*	90.86%	9.14%
Cash Net Income								
CY2004A	$26.0	*83.7%*	$5.1	*16.3%*	$31.1	*100.0%*	83.65%	16.35%
CY2005E	48.7	*96.6%*	1.7	*3.4%*	50.4	*100.0%*	96.57%	3.43%
CY2006E	73.5	*92.1%*	6.3	*7.9%*	79.8	*100.0%*	92.05%	7.95%
At Implied Transaction Price [2]							**91.94%**	**8.06%**

Source: Based on SEC filings and third party research analyst estimates.
Note: Excludes amortization of intangibles, deferred stock based compensation and purchase accounting adjustments.
(1) Calculated by adjusting enterprise contribution percentages for operating income for impact of net cash. No adjustment made for cash net income contribution.
(2) Based on implied transaction price per share of assuming 100% stock consideration. Transaction, as structured, with $2.00 per share cash consideration results in 6.8% ARMY ownership.

LEHMAN BROTHERS

20

ARMY Discounted Cash Flow

ARMY Discounted Cash Flow Analysis

			Projected Calendar Year					
	2004	2005	2006	2007	2008	2009	2010	4 Yr. CAGR %
Revenues	$67.8	$64.0	$78.6	$90.4	$104.0	$114.4	$122.4	11.7%
% Growth		*(5.7%)*	*22.9%*	*15.0%*	*15.0%*	*10.0%*	*7.0%*	
EBITDA	$8.1	$5.0	$13.6	$17.4	$20.3	$22.9	$25.3	16.8%
% Margin	*11.9%*	*7.8%*	*17.3%*	*19.2%*	*19.6%*	*20.1%*	*20.7%*	
Less: Depreciation and Amortization	$3.2	$3.4	$3.8	$3.8	$3.7	$3.5	$3.3	
EBIT	$4.9	$1.6	$9.8	$13.6	$16.6	$19.4	$22.0	22.5%
% Margin	*7.2%*	*2.5%*	*12.4%*	*15.0%*	*16.0%*	*17.0%*	*18.0%*	
Tax Rate	0.0%	0.0%	38.5%	38.5%	38.5%	38.5%	38.5%	
Unlevered Net Income	$4.9	$1.6	$6.0	$8.3	$10.2	$12.0	$13.6	22.5%
Depreciation and Amortization	$3.2	$3.4	$3.8	$3.8	$3.7	$3.5	$3.3	
Capital Expenditures	($3.7)	($3.3)	($2.1)	($2.5)	($2.8)	($3.0)	($3.3)	
Change in Working Capital	$4.3	$4.1	$4.0	$4.0	$4.0	$4.0	$4.0	
Free Cash Flow	$0.0	($2.4)	$3.7	$5.7	$7.1	$8.5	$9.6	

Discount Rates	Five Year DCF Analysis ('06-'10) Forward P/E Terminal Multiple of: 17.0x	18.5x	20.0x	Terminal Value as % of Equity Value 17.0x	18.5x	20.0x
14%	$12.43	$13.29	$14.16	84.2%	85.3%	86.3%
15%	$11.95	$12.79	$13.61	84.0%	85.1%	86.1%
16%	$11.50	$12.30	$13.10	83.8%	84.9%	85.9%

Discount Rates	Implied Perpetuity Growth Rates		
14%	9.5%	9.8%	10.1%
15%	10.4%	10.8%	11.1%
16%	11.4%	11.7%	12.1%

Note: Discount rates based on WACC analysis of comparable companies.
Source: Based on SEC filings and third party research analyst estimates.

LEHMAN BROTHERS

21

Pro Forma Merger Analysis

Pro Forma Considerations

Key assumptions in completing Pro Forma merger analysis

Pro forma merger analysis primarily focuses on calendar 2006

– Combined revenue and operating margin profile

– Impact to MARINES’ cash EPS

Post-transaction capital structure

– No debt

– Approximately $65 million of cash

Post-transaction trading multiples can significantly affect implied value

Potential transaction synergies are important value drivers

– Increases pro forma cash EPS by 8.1%

– Significant value creation potential

22

Pro Forma CY 2006 Income Statement

($ in millions)

	MARINES	ARMY	Combined	Potential Synergies	Pro Forma
Revenue	$352.0	$78.6	$430.6	($5.3)	$425.3
COGS	173.2	46.7	219.8	(4.9)	214.9
Gross Profit	$178.8	$32.0	$210.8	($0.4)	$210.4
SG&A	$55.5	$16.1	$71.5	($4.8)	$66.7
R&D	20.7	6.1	26.8	$0.0	26.8
Operating Expense	$76.2	$22.2	$98.3	($4.8)	$93.5
Operating Income	$102.7	$9.8	$112.4	$4.4	$116.8
Interest Income (Expenses), net	$3.4	$0.5	$3.9	$0.0	$3.9
Taxes	32.6	3.9	36.5	(2.0)	34.5
Net Income	$73.5	$6.3	$79.8	$6.4	$86.2
EPS [(1)]	$1.10	$0.55	$1.11		$1.20
Revenue Growth	*14.3%*	*22.9%*	*15.8%*		*14.4%*
Gross Margin	*50.8%*	*40.6%*	*48.9%*		*49.5%*
SG&A (% of Sales)	*15.8%*	*20.5%*	*16.6%*		*15.7%*
R&D (% of Sales)	*5.9%*	*7.7%*	*6.2%*		*6.3%*
Total Op. Ex (% Sales)	*21.6%*	*28.2%*	*22.8%*		*22.0%*
Operating Income Margin	*29.2%*	*12.4%*	*26.1%*		*27.5%*
Net Income Margin	*20.9%*	*8.1%*	*18.5%*		*20.3%*
Tax Rate	*30.7%*	*38.2%*	*31.4%*		*28.6%*

Source: Based on SEC filings and third party research analyst estimates. Potential synergies based on MARINES management estimates.
Note: Excludes amortization of intangibles, deferred stock based compensation and purchase accounting adjustments.
(1) Based on consideration of $11.95 per ARMY share.

LEHMAN BROTHERS 23

Pro Forma Capitalization

($ in millions)

MARINES ARMY Pro Forma (1)

Equity Value $1,555.8 $107.1 $1,669.3

Enterprise Value 1,478.6 91.7 1,604.6

Cash 77.2 15.5 64.8

Debt — — —

Net Cash / (Debt) $77.2 $15.5 $64.8

(1) Based on implied transaction price of $11.95. Includes estimated transaction expenses of $5.0mm.

24

Pro Forma EPS Impact

($ in millions, except per share data)

CY 2006 Accretion / Dilution (1)

With

Excluding Synergies Synergies (2)

Q1 Q2 Q3 Q4 Total Total

PF Cash EPS $0.23 $0.26 $0.29 $0.33 $1.11 $1.20

$ Accretion / (Dilution) ($0.00) ($0.00) $0.00 $0.00 $0.00 $0.09

% Accretion / (Dilution) (1.1%) (0.2%) 1.0% 1.3% 0.4% 8.5%

Pre-Tax Synergies to Breakeven (Cushion) $0.3 $0.0 ($0.3) ($0.4) ($0.4) ($9.6)

% of Target Op. Ex. 4.8% 0.8% NM NM NM NM

Note: MARINES and ARMY financials based on third party research analyst estimates. Accretion / dilution analysis assumes a 3% interest on cash used and 30% marginal tax rate. (1) Based on implied transaction price of $11.95.

(2) Assumes $6.4mm after-tax synergies.

25

Potential for Valuation Upside

($ in millions, except per share data)

Break-even P/E of 20.7x without synergies and 19.1x with synergies

Excluding Synergies

	ARMY				Mean	MARINES			
Assumed Pro Forma P/E Multiple	**17.2 x**	**18.0 x**	**19.0 x**	**20.0 x**	**20.5 x**	**20.8 x**	**22.0 x**	**23.0 x**	**24.0 x**
CY2006 Pro Forma Cash EPS	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11
Imputed MARINES Stock Price	$19.07	$19.91	$21.02	$22.12	$22.71	$22.96	$24.34	$25.44	$26.55
% Change from Current MARINES Stock Price	*(16.6%)*	*(13.0%)*	*(8.1%)*	*(3.3%)*	*(0.7%)*	*0.4%*	*6.4%*	*11.2%*	*16.0%*
Imputed ARMY Value Received	$10.30	$10.66	$11.14	$11.62	$11.88	$11.99	$12.59	$13.07	$13.55
% Change from Current ARMY Share Price	*8.4%*	*12.2%*	*17.3%*	*22.4%*	*25.0%*	*26.2%*	*32.5%*	*37.6%*	*42.6%*
% Change from ARMY Merger Consideration	*(13.9%)*	*(10.8%)*	*(6.8%)*	*(2.8%)*	*(0.6%)*	*0.3%*	*5.3%*	*9.3%*	*13.4%*
EPS for 0% Stock Price Dilution	$1.33	$1.27	$1.20	$1.14	$1.11	$1.10	$1.04	$0.99	$0.95
Additional Pre-Tax Synergies (Benefit) Required for Breakeven	$22.6	$16.9	$10.0	$3.9	$0.8	($0.4)	($6.8)	($11.4)	($15.6)
% of Combined Company Total Op. Ex.	*23.0%*	*17.2%*	*10.2%*	*3.9%*	*0.9%*	*NM*	*NM*	*NM*	*NM*

Including After-Tax Synergies $6.4 million

	ARMY				Mean	MARINES			
Assumed Pro Forma P/E Multiple	**17.2 x**	**18.0 x**	**19.0 x**	**20.0 x**	**20.5 x**	**20.8 x**	**22.0 x**	**23.0 x**	**24.0 x**
CY2006 Pro Forma Cash EPS	$1.20	$1.20	$1.20	$1.20	$1.20	$1.20	$1.20	$1.20	$1.20
Imputed MARINES Stock Price	$20.61	$21.52	$22.72	$23.91	$24.55	$24.82	$26.30	$27.50	$28.69
% Change from Current MARINES Stock Price	*(9.9%)*	*(5.9%)*	*(0.7%)*	*4.5%*	*7.3%*	*8.5%*	*15.0%*	*20.2%*	*25.4%*
Imputed ARMY Value Received	$10.97	$11.36	$11.88	$12.40	$12.68	$12.80	$13.44	$13.96	$14.48
% Change from Current ARMY Share Price	*15.4%*	*19.6%*	*25.1%*	*30.5%*	*33.4%*	*34.7%*	*41.5%*	*47.0%*	*52.4%*
% Change from ARMY Merger Consideration	*(8.3%)*	*(4.9%)*	*(0.6%)*	*3.8%*	*6.1%*	*7.1%*	*12.5%*	*16.8%*	*21.2%*
EPS for 0% Stock Price Dilution	$1.33	$1.27	$1.20	$1.14	$1.11	$1.10	$1.04	$0.99	$0.95
Additional Pre-Tax Synergies (Benefit) Required for Breakeven	$13.5	$7.7	$0.9	($5.3)	($8.3)	($9.6)	($15.9)	($20.5)	($24.8)
% of Combined Company Total Op. Ex.	*13.7%*	*7.9%*	*0.9%*	*NM*	*NM*	*NM*	*NM*	*NM*	*NM*

Source: Based on SEC filings and third party research analyst estimates.

LEHMAN BROTHERS

26

Comparable Company and Precedent Transaction Analysis

Comparable Companies Analysis

($ in millions, except per share data)

Stock Diluted Revenue Enterprise Value to: 5-Year

Price Market Enterprise Growth Revenue EBITDA Price / Cash EPS EPS P/E/G Gross Margin Operating Margin

11/1/2005 Cap. Value ‘06/’05 CY 05E CY 06E CY 05E CY 06E CY 05E CY 06E CAGR CY 05E CY 06E CY 05E CY 06E CY 05E CY 06E

MARINES $22.88 $1,555.8 $1,478.6 14.3% 4.80x 4.20x 18.4x 13.0x 30.9x 20.8x 19.0% 1.6x 1.1x 46.9% 50.8% 22.5% 29.2%

ARMY 9.50 107.1 91.7 22.9% 1.43x 1.17x 18.3x 6.7x 63.9x 17.2x 20.0% 3.2x 0.9x 34.1% 40.6% 2.5% 12.4%

Analog / Mixed Signal

Advanced Analogics $10.22 $486.7 $369.5 46.3% 5.58x 3.81x 38.7x 15.1x NM 25.4x 23.8% NM 1.1x 61.0% 61.5% 9.5% 21.7%

Analog Devices 34.50 13,501.2 10,717.3 10.7% 4.42x 3.99x 15.5x 12.6x 26.3x 20.4x 17.5% 1.5x 1.2x 58.3% 60.2% 23.7% 28.9%

Cirrus Logic 6.50 569.7 347.7 5.5% 1.84x 1.75x 15.0x 10.2x 37.2x 18.3x 18.5% 2.0x 1.0x 55.6% 57.7% 6.8% 12.2%

Intersil 22.60 3,607.3 2,916.8 17.1% 4.93x 4.21x 19.0x 15.2x 31.4x 22.9x 17.9% 1.8x 1.3x 55.7% 57.3% 19.4% 22.6%

Monolithic Power 12.13 402.8 342.5 33.0% 3.58x 2.69x 22.4x 9.2x 33.1x 16.9x 22.5% 1.5x 0.8x 62.5% 60.2% 13.8% 27.1%

National Semiconductor 22.07 8,194.9 7,220.0 7.9% 3.61x 3.35x 10.6x 9.3x 21.2x 17.9x 14.7% 1.4x 1.2x 55.1% 57.4% 24.1% 28.6%

O2 Micro 13.05 525.5 406.6 24.2% 3.79x 3.05x 27.1x 14.2x 40.4x 19.2x 25.0% 1.6x 0.8x 62.0% 60.1% 10.8% 15.4%

Standard Microsystems 26.77 599.6 468.3 14.7% 1.59x 1.38x 12.2x 8.0x 27.2x 20.3x 18.0% 1.5x 1.1x 45.9% 47.8% 8.0% 12.3%

Power Integrations 20.70 637.1 515.2 13.0% 3.57x 3.15x 16.6x 14.7x 30.6x 25.1x 18.6% 1.6x 1.4x 48.8% 49.0% 15.9% 18.5%

Semtech 14.93 1,151.5 890.1 11.3% 3.73x 3.36x 14.7x 11.9x 25.2x 21.1x 15.7% 1.6x 1.3x 56.1% 57.8% 20.6% 23.5%

SigmaTel 13.88 522.2 414.9 10.6% 1.26x 1.14x 5.2x 7.3x 10.5x 15.2x 19.3% 0.5x 0.8x 54.9% 50.7% 22.5% 13.9%

Volterra Semiconductor 11.90 312.8 267.8 25.4% 4.97x 3.97x 42.8x 22.9x 56.4x 30.6x 29.2% 1.9x 1.0x 57.4% 59.1% 10.7% 16.4%

Mean 18.3% 3.57x 2.99x 20.0x 12.5x 30.9x 21.1x 20.1% 1.5x 1.1x 56.1% 56.6% 15.5% 20.1%

Median 13.9% 3.67x 3.25x 16.1x 12.2x 30.6x 20.4x 18.6% 1.6x 1.1x 55.9% 57.8% 14.9% 20.1%

Discretes

Fairchild Semiconductor $15.31 $1,864.4 $2,056.6 7.2% 1.45x 1.35x 12.1x 8.0x NM 22.3x 20.1% NM 1.1x 21.9% 27.8% 2.9% 12.0%

International Rectifier 29.18 2,096.8 1,734.6 3.3% 1.50x 1.46x 5.6x 6.3x 14.9x 15.9x 15.5% 1.0x 1.0x 44.0% 46.9% 19.6% 15.6%

On Semiconductor 4.69 1,243.6 2,300.3 6.7% 1.86x 1.74x 8.6x 7.4x 20.0x 13.5x 16.6% 1.2x 0.8x 32.5% 32.1% 13.1% 15.0%

Vishay Intertechnology 11.24 2,074.5 2,576.7 7.7% 1.12x 1.04x 8.2x 7.1x 25.3x 15.9x 11.7% 2.2x 1.4x 22.2% 23.0% 5.5% 7.4%

Mean 6.2% 1.48x 1.40x 8.6x 7.2x 20.1x 16.9x 16.0% 1.4x 1.1x 30.2% 32.5% 10.3% 12.5%

Median 6.9% 1.48x 1.40x 8.4x 7.3x 20.0x 15.9x 16.1% 1.2x 1.1x 27.4% 30.0% 9.3% 13.5%

High 46.3% 5.6x 4.2x 42.8x 22.9x 56.4x 30.6x 0.3x 2.2x 1.4x 62.5% 61.5% 24.1% 28.9%

Mean 15.3% 3.05x 2.59x 17.1x 11.2x 28.6x 20.1x 19.0% 1.5x 1.1x 49.6% 50.5% 14.2% 18.2%

Median 11.0% 3.57x 2.87x 14.9x 9.7x 26.8x 19.8x 18.3% 1.6x 1.1x 55.3% 57.3% 13.4% 16.0%

Low 3.3% 1.12x 1.04x 5.2x 6.3x 10.5x 13.5x 11.7% 0.5x 0.8x 21.9% 23.0% 2.9% 7.4%

Source: Based on SEC filings and third party research analyst estimates.

27

Precedent Transaction Analysis

($ in millions)

Enterprise Value

as a Multiple of:

Date of Equity Enterprise LTM Forward LTM Forward

Announcement Acquiror Target Value Value Revenue Revenue EBITDA EBITDA

06/15/05 IDT ICST $1,689.7 $1,482.7 5.83x 5.81x 18.9x 17.3x

Leader in the design, development, and marketing of silicon timing devices for communications, networking,

computing, and digital multimedia applications

03/14/04 Intersil Xicor $525.7 $504.3 12.17x 8.93x NM NM

Designs, develops and markets high performance analog mixed-signal integrated circuits used in communications,

computing, networking and industrial applications

11/03/03 Conexant Systems GlobespanVirata $1,089.8 $1,121.3 3.83x 2.11x NM 16.3x

Provider of broadband communications solutions for consumer, enterprise, personal computer and service provider markets.

05/05/03 Zoran Corporation Oak Technology Inc. $336.8 $243.7 2.63x 2.36x NM NM

Oak provides embedded soluitions for the HDTV and digital imaging market.

03/10/02 Intersil Corporation Elantec Semiconductor $1,435.4 $1,247.9 13.17x 12.01x NM NM

Analog Ics for video, optical storage, communication and power management markets.

12/17/01 Skyworks Solutions (Conexant wireless division) Alpha Industries $967.2 $821.9 4.15x 4.99x 36.2x NM

Designs and manufactures radio frequency, microwave frequency and millimeter wave frequency ICs and discrete semiconductors

10/01/01 GlobeSpan Virata $625.9 $136.0 1.27x 0.97x NM NM

Provides communications software and semiconductors to manufacturers of DSL, wireless, satellite and other broadband networking equipment

09/28/01 Genesis Microchip Inc. Sage Inc. $240.1 $201.8 5.88x 4.12x NM NM

Design display processors used in digital displays

08/01/01 Vishay Intertechnology, Inc. General Semiconductor, Inc. $533.4 $939.8 2.15x 2.71x 10.6x 19.1x

Manufactures discrete semiconductors

05/15/01 TriQuint Semiconductor, Inc. Sawtek Inc. $1,309.5 $1,143.3 6.86x 9.95x 13.0x 25.0x

Manufactures electronic signal equipment

03/26/01 LSI Logic C-Cube Microsystems $875.1 $833.2 3.28x 2.78x 19.6x 14.5x

Leading silicon provider for digita set-top box, DVD, and emerging CODEC-based applications

01/29/01 Maxim Integrated Products Dallas Semiconductor $2,663.5 $2,410.9 4.66x 4.55x 13.0x 13.4x

Manufactures specialty semiconductors focused in three areas: Communications, 1-Wire® and Network

Computing, and Mixed Signal.

Mean (1) 5.49x 5.11x 18.5x 17.6x

Median 4.41x 4.34x 16.0x 16.8x

Source: Based on SEC filings and third party research analyst estimates. Note: Excludes EBITDA multiples greater than 45x.

28

FINANCIAL CONTACT: David R. Sonksen Executive Vice President and CFO Tel: (949) 221-7101 EDITORIAL CONTACT: Cliff Silver Manager, Corporate Communications Tel: (949) 221-7112

Microsemi Reports First Quarter 2006 Results

Irvine, CA – (PrimeZone) – January 26, 2006 - Microsemi Corporation (Nasdaq: MSCC) today reported results for its first quarter of fiscal year 2006.

•	Net Sales for Quarter Increased 18 Percent over Prior Year Quarter

•	Net Sales Increased 4 Percent in First Quarter over Fourth Quarter

•	GAAP Diluted Earnings per Share of $0.20 versus $0.08 in Prior Year Quarter

•	Non-GAAP Diluted Earnings per Share of $0.24 versus $0.14 in Prior Year Quarter

•	GAAP Gross Margins 48.1 Percent

•	Non-GAAP Gross Margins 50.0 Percent

•	GAAP Operating Margins 23.3 Percent

•	Non-GAAP Operating Margins 27.3 Percent

•	Positive Book-to-Bill Ratio of 1.08 for First Quarter

Net sales for Microsemi’s first quarter, ended January 1, 2006, were $82.2 million, up 18 percent from net sales of $69.8 million in the first quarter of 2005, and up 4 percent from net sales of $79.2 million in the fourth quarter of 2005. First quarter GAAP net income was $13.8 million, up 160 percent from $5.3 million in the first quarter of 2005 and up 68 percent from GAAP net income of $8.2 million in the fourth quarter of 2005. GAAP diluted earnings per share was $0.20 for the first quarter, compared to $0.08 in the first quarter of 2005 and $0.12 in the fourth quarter of 2005. GAAP gross margins increased to 48.1 percent in the first quarter, a 1,370 basis point increase over the 34.4 percent in the first quarter of 2005 and a 20 basis point decrease from the 48.3 percent in the fourth quarter of 2005. GAAP operating margins increased to 23.3 percent in the first quarter, a 1,220 basis point increase over the 11.1 percent in the first quarter of 2005 and a 900 basis point increase over the 14.3 percent in the fourth quarter of 2005. GAAP operating and net income for the fourth quarter of 2005 included a special pre-tax charge of $5.5 million from the amendment and acceleration of stock options.

For the first quarter, non-GAAP net income was $16.0 million, up 82 percent from $8.8 million in the first quarter of 2005 and up 13 percent from $14.1 million in the fourth quarter of 2005. Non-GAAP diluted earnings per share in the first quarter were $0.24, up from $0.14 in the first quarter of 2005 and $0.21 in the fourth quarter of 2005. Non-GAAP gross margins increased to 50.0 percent in the first quarter, an 890 basis point increase over the 41.1 percent in the first quarter of 2005 and a 100 basis point increase over the 49.0 percent in the fourth quarter of 2005. Non-GAAP operating margins increased to 27.3 percent in the first quarter, an 860 basis point increase over the 18.7 percent in the first quarter of 2005 and a 210 basis point increase over the 25.2 percent in the fourth quarter of 2005. Non-GAAP results are reconciled and explained to GAAP results in the attached tables. Non-GAAP income and non-GAAP operating margins exclude transitional idle capacity and inventory abandonments, amortization of intangible assets, loss on disposition of assets and restructuring and other special charges.

James J. Peterson, President and Chief Executive Officer, stated, “Microsemi’s first quarter results met our non-GAAP profit targets of 50 percent gross margins and 27 percent operating margin. We believe this demonstrates our execution in our top line growth as well as our effectiveness in consolidation activities. We believe that we can continue to drive revenue growth with the acceptance of our new products and also leverage efficiencies going forward to drive these margins higher in the coming years.”

The book-to-bill ratio for the quarter was 1.08, which reflects strength in the Company’s high reliability semiconductor products and demand for its new high performance analog and mixed signal products.

Business Outlook

Based on our strong results and execution of our strategy, we expect that for the second quarter of 2006, our sales will increase between 2 and 4 percent sequentially. On a non-GAAP basis, we expect earnings for the second quarter of 2006 to be $0.24 to $0.26 per diluted share.

Microsemi regularly announces a quarterly outlook in the form of issuing a news release and does not undertake to update any of this information between such public announcements. Please refer to the “SAFE HARBOR” STATEMENT below for risks that may affect future actual results.

About Microsemi Corporation

Microsemi Corporation, with corporate headquarters in Irvine, California, is a leading designer, manufacturer and marketer of high performance analog and mixed signal integrated circuits and high reliability semiconductors. The company’s semiconductors manage and control or regulate power, protect against transient voltage spikes and transmit, receive and amplify signals.

Microsemi’s products include individual components as well as integrated circuit solutions that enhance customer designs by improving performance, reliability and battery optimization, reducing size or protecting circuits. The principal markets the company serves include implantable medical, defense/aerospace and satellite, notebook computers, monitors and LCD TVs, automotive and mobile connectivity applications. More information may be obtained by contacting the company directly or by visiting its web site at http://www.microsemi.com.

# # # # #

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Any statements set forth in the news release that are not entirely historical and factual in nature are forward-looking statements. For instance, all statements of plans, beliefs, or expectations are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Potential risks and uncertainties include, but are not limited to, such factors as changes in generally accepted accounting principles, the difficulties regarding the making of estimates and projections, in the hiring and retention of qualified personnel in a competitive labor market, of acquiring and integrating new operations or assets, or in closing or disposing of operations or assets, or possible difficulties in transferring work from one plant to another, or regarding rapidly changing technology and product obsolescence, difficulties predicting the timing and costs of plant closures, the potential inability to realize cost savings or productivity gains or other impediments to improving capacity utilization, potential cost increases, weakness or competitive pricing environment of the marketplace, uncertain demand for and acceptance of the company’s products, unexpected results of in-process or planned development or marketing and promotional campaigns, changes in demand for products, difficulties foreseeing future demand, inventory adjustments by customers, customer order cancellations, effects of limited visibility of future sales, potential non-realization of expected orders or non-realization of backlog, product returns, product liability, and other potential adverse business and economic conditions or adverse changes in current or expected industry conditions, business disruptions, travel disruptions, embargoes, epidemics, disasters, wars or potential future effects of the tragic events of September 11, variations in customer order preferences, fluctuations in market prices of the company’s common stock and potential unavailability of additional capital on favorable terms, difficulties in implementing company strategies, dealing with environmental matters, other regulatory matters, or any matters involving litigation, arbitration, or investigation, difficulties and costs imposed by law, including Section 404 of the Sarbanes-Oxley Act of 2002, difficulties in determining the scope of, and procuring and maintaining, adequate insurance coverage, difficulties, and costs of protecting patents and other proprietary rights, work stoppages, labor issues, inventory obsolescence, difficulties regarding customer qualification of products, manufacturing facilities and processes, and other difficulties managing consolidation or growth, including in the maintenance of internal controls, the implementation of information systems, and the training of personnel. In addition to these factors and any other factors mentioned elsewhere in this news release, the reader should refer as well to the factors, uncertainties or risks identified in the company’s most recent Form 10-K and subsequent Form 10-Q reports filed with the SEC. Additional risk factors shall be identified from time to time in Microsemi’s future filings. Microsemi does not undertake to supplement or correct any information in this release that is or becomes incorrect.

To supplement the consolidated financial results prepared in accordance with Generally Accepted Accounting Principles (“GAAP”), we use non-GAAP financial measures (non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, non-GAAP income before taxes, non-GAAP net income, and non-GAAP diluted earnings per share) that exclude certain items such as transitional idle capacity and inventory abandonments, amortization of intangible assets, loss on disposition of assets and restructuring and other special charges. Management excludes these items because it believes that the non-GAAP measures enhance an investor’s overall understanding of the Company’s financial performance and future prospects by being more reflective of the Company’s core operational activities and to be more comparable with the results of the Company over various periods. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. Guidance is provided only on a non-GAAP basis due to the inherent difficulty of forecasting the timing or amount of such items. These items could be materially significant in our GAAP results in any period. By disclosing non-GAAP financial measures, management intends to provide investors with a more meaningful, consistent comparison of the Company’s core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP; therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

Investor Inquiries: David R. Sonksen, Microsemi Corporation, Irvine, CA (949) 221-7101.

(Financial Tables Follow)

Microsemi Reports First Quarter Results / 3

MICROSEMI CORPORATION

Unaudited Consolidated Income Statements

(In thousands, except per share amounts)

	Quarter ended
	January 2, 2005	January 1, 2006
NET SALES	$69,754	$82,159
Cost of sales	45,738	42,612

GROSS MARGIN	24,016	39,547
Operating expenses:
Selling, general and administrative	10,796	14,387
Research and development	4,871	5,077
Amortization of intangible assets	229	229
Restructuring charges	360	641
Loss on dispositions of assets	—	34

Total operating expenses	16,256	20,368

OPERATING INCOME	7,760	19,179
Interest and other income, net	101	811

INCOME BEFORE INCOME TAXES	7,861	19,990
Provision for income taxes	2,594	6,197

NET INCOME	$5,267	$13,793

Earnings per share
Basic	$0.09	$0.22

Diluted	$0.08	$0.20

Common and common equivalent shares outstanding:
Basic	60,336	63,996
Diluted	64,154	67,547

- (more) -

Microsemi Reports First Quarter Results / 4

MICROSEMI CORPORATION

Schedule Reconciling Non-GAAP Income to GAAP Income

(in thousands, except per share amounts)

	Quarter ended
	January 2, 2005	January 1, 2006
GAAP NET INCOME	$5,267	$13,793

The non-GAAP amounts have been adjusted to exclude the following items:

Excluded from cost of sales
Transitional idle capacity and inventory abandonments (a)	$4,674	$1,512

Excluded from operating expenses
Amortization of intangible assets (b)	229	229
Loss on disposition of assets (a)	—	34
Restructuring and other special charges (a)	360	1,470

	5,263	3,245
Income tax effect on non-GAAP adjustments	1,737	1,006

Net effect of adjustments to GAAP net income	$3,526	$2,239

NON-GAAP NET INCOME	$8,793	$16,032

(a) / (b) Please refer to corresponding footnotes below.

MICROSEMI CORPORATION

Schedule Reconciling Reported Financial Ratios

Quarter ended
	January 2, 2005	October 2, 2005	January 1, 2006
GAAP gross margin	34.4 percent	48.3 percent	48.1 percent
Effect of reconciling items on gross margin	6.7 percent	0.7 percent	1.9 percent
Non-GAAP gross margin	41.1 percent	49.0 percent	50.0 percent

GAAP operating margin	11.1 percent	14.3 percent	23.3 percent
Effect of reconciling items on operating margin	7.6 percent	10.9 percent	4.0 percent
Non-GAAP operating margin	18.7 percent	25.2 percent	27.3 percent

- (more) -

Microsemi Reports First Quarter Results / 5

To supplement the consolidated financial results prepared in accordance with Generally Accepted Accounting Principles (“GAAP”), we use non-GAAP financial measures (non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, non-GAAP income before taxes, non-GAAP net income, and non-GAAP diluted earnings per share) that exclude certain items such as transitional idle capacity and inventory abandonments, amortization of intangible assets, loss on disposition of assets and restructuring and other special charges. Management excludes these items because it believes that the non-GAAP measures enhance an investor’s overall understanding of the Company’s financial performance and future prospects by being more reflective of the Company’s core operational activities and to be more comparable with the results of the Company over various periods. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. Guidance is provided only on a non-GAAP basis due to the inherent difficulty of forecasting the timing or amount of such items. These items could be materially significant in our GAAP results in any period. By disclosing non-GAAP financial measures, management intends to provide investors with a more meaningful, consistent comparison of the Company’s core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP; therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

The items excluded from the GAAP financial results are set forth below:

(a)	The restructuring activities involve the closure and consolidation of our manufacturing facilities. As these facilities are not expected to have a continuing contribution to operations or have a diminishing contribution during the transition phase, management believes excluding such items from the Company’s operations provides investors with a means of evaluating the Company’s on-going operations. Transitional idle capacity relates to unused manufacturing capacity and non-productive manufacturing expenses during the period from when shutdown activities commence to when a facility is closed. Inventory abandonments relate to identification and disposal of inventory that will not be utilized after a product line is transferred to a new manufacturing location. Loss on disposition of assets results from abandonment of non-productive assets in accordance with a restructuring plan. Restructuring and other special charges includes severance and other costs related to facilities in the process of closing or already closed. Management excludes these expenses when evaluating core operating activities and for strategic decision making, forecasting future results and evaluating current performance.

(b)	These amounts relate to amortization of acquisition related intangibles. While this expense is expected to continue in the future, for internal analysis of the Company’s operations, management does not view this expense as reflective of the business’ current performance.

- (more) -

Microsemi Reports Fourth Quarter Results / 6

MICROSEMI CORPORATION

Selected Non-GAAP Financial Information

(in thousands except for per share amounts)

	Quarter ended
	January 2, 2005	January 1, 2006
GAAP gross margin	$24,016	$39,547
Transitional idle capacity and inventory abandonments (a)	4,674	1,512

Non-GAAP gross margin	$28,690	$41,059

GAAP operating expenses	$16,256	$20,368
Amortization of intangible assets (b)	(229)	(229)
Loss on disposition of assets (a)	—	(34)
Restructuring and other special charges (a)	(360)	(1,470)

Non-GAAP operating expenses	$15,667	$18,635

GAAP operating income	$7,760	$19,179
Transitional idle capacity and inventory abandonments (a)	4,674	1,512
Amortization of intangible assets (b)	229	229
Loss on disposition of assets (a)	—	34
Restructuring and other special charges (a)	360	1,470

Non-GAAP operating income	$13,023	$22,424

GAAP income before taxes	$7,861	$19,990
Transitional idle capacity and inventory abandonments (a)	4,674	1,512
Amortization of intangible assets (b)	229	229
Loss on disposition of assets (a)	—	34
Restructuring and other special charges (a)	360	1,470

Non-GAAP income before taxes	$13,124	$23,235

GAAP net income	$5,267	$13,793
Transitional idle capacity and inventory abandonments (a)	4,674	1,512
Amortization of intangible assets (b)	229	229
Loss on disposition of assets (a)	—	34
Restructuring and other special charges (a)	360	1,470
Income tax effect on non-GAAP adjustments	(1,737)	(1,006)

Non-GAAP net income	$8,793	$16,032

GAAP diluted earnings per share	$0.08	$0.20
Impact of non-GAAP adjustments on diluted earnings per share	$0.06	$0.04

Non-GAAP diluted earnings per share	$0.14	$0.24

(a) / (b) Please refer to corresponding footnotes above.

- (more) -

Microsemi Reports First Quarter Results / 7

MICROSEMI CORPORATION

Condensed Unaudited Consolidated Balance Sheets

(in thousands)

	October 2, 2005	January 1, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$98,149	$113,049
Accounts receivable, net	53,233	55,548
Inventories	55,917	57,686
Deferred income taxes	12,921	12,921
Other current assets	2,101	4,724

Total current assets	222,321	243,928

Property and equipment, net	58,366	57,668
Deferred income taxes	8,074	8,074
Goodwill	3,258	3,258
Other intangible assets, net	4,493	4,263
Other assets	4,069	6,261

TOTAL ASSETS	$300,581	$323,452

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$42,378	$41,713
Long-term liabilities	3,617	3,551
Shareholders’ equity	254,586	278,188

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$300,581	$323,452

# # # # #